QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on August 8, 2008

Registration No. 333-152697

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HSN, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5940 (Primary Standard Industrial Classification Code Number)	26-2590893 (I.R.S. Employer Identification No.)
1 HSN Drive St. Petersburg, Florida 33729 (727) 872-1000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James Warner
Executive Vice President and General Counsel
HSN, Inc.
1 HSN Drive
St. Petersburg, Florida 33729
(727) 872-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With a copy to:
Pamela S. Seymon Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☑

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

cp72d,72d,2d cp72d,72d,2d cp72d,72d,2d

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, par value $0.01 per share	73,281,067 shares	N/A	$2,986,371	$117.36

(1)
This registration statement relates to shares of common stock, par value $0.01 per share, of HSN, Inc. (the "Registrant"), which will be distributed pursuant to a spin-off transaction to the holders of common stock and Class B common stock of IAC/InterActiveCorp ("IAC"). The amount of the Registrant's common stock to be registered represents the sum of (i) 55,817,094 shares of common stock to be distributed to the holders of IAC common stock and IAC Class B common stock upon consummation of the spin-off, (ii) up to 12,363,973 shares of common stock to be issued in respect of certain restricted stock units or stock options, in each case, previously issued pursuant to IAC's equity incentive plans and that will be converted, in whole or in part, in connection with the spin-off into stock options and restricted stock units to be issued under the HSN, Inc. 2008 Stock and Annual Incentive Plan (the "Stock and Annual Incentive Plan"), (iii) up to 5,000,000 shares of common stock issuable in respect of stock options, restricted stock units and other equity-based awards that may be granted from time to time following the spin-off pursuant to the Stock and Annual Incentive Plan and (iv) up to 100,000 shares of common stock issuable pursuant to the HSN, Inc. Deferred Compensation Plan for Non-Employee Directors. To the extent additional shares of common stock may be issued or become issuable as a result of a stock split, stock dividend, or similar transaction involving the common stock while this registration statement is in effect, this registration statement hereby is deemed to cover all such additional shares of common stock in accordance with Rule 416 under the Securities Act of 1933. In connection with the spin-off, one fifth of one share of the Registrant's common stock will be distributed for each share of IAC common stock or Class B common stock outstanding on the record date for the spin-off and each share of IAC common stock issued in connection with the exercise of IAC stock options and the settlement of IAC restricted stock units between the record date for the spin-off and the date of the spin-off. Because it is not possible to accurately state the number of shares of IAC common stock and Class B common stock that will be outstanding as of the spin-off date, this calculation is based on shares of IAC common stock and IAC Class B common stock outstanding as of April 30, 2008, options to purchase the number of shares of IAC common stock and IAC restricted units in respect of shares of IAC common stock as of December 31, 2007 that may settle prior to the date of the spin-off.

(2)
Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(f)(2) and Rule 457(h)(1) under the Securities Act, based on the book value of the common stock as of March 31, 2008, the most recent practicable date.

(3)
Calculated by multiplying 0.00003930 by the proposed maximum aggregate offering price. Previously paid.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

        This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the spin-off of the Registrant from IAC/InterActiveCorp (as described in the Prospectus which is a part of this Registration Statement) and the related transactions contemplated to occur prior to or contemporaneously with the spin-off will be consummated as contemplated by the Prospectus. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications to or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

The information in this prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 8, 2008

PROSPECTUS

HSN, INC.

73,281,067 Shares of Common Stock, Par Value $0.01 Per Share

        This prospectus is being furnished to you as a stockholder of IAC in connection with the spin-off by IAC/InterActiveCorp to its stockholders of HSN, Inc. ("HSNi" or the "Company"), Interval Leisure Group, Inc. ("ILG"), Ticketmaster and Tree.com, Inc. ("Tree.com") (each, a "Spinco" and collectively, the "Spincos"), each a wholly-owned subsidiary of IAC that at the time of its spin-off will hold directly or indirectly the assets and liabilities associated with the following businesses:

  •
  HSNi: HSN TV, HSN.com, and the Cornerstone Brands, Inc. portfolio of catalogs, websites and retail locations;

  •
  ILG: the businesses currently comprising IAC's Interval segment;

  •
  Ticketmaster: Ticketmaster's primary domestic and international operations, as well as certain investments in unconsolidated affiliates; and

  •
  Tree.com: the businesses currently comprising IAC's Lending and Real Estate segments.

        To implement the spin-offs, IAC, the Company and the other Spincos will effect a series of restructuring transactions following which IAC will distribute all of the outstanding shares of common stock of the Spincos to the holders of IAC common stock and/or Class B common stock. Each of you, as a holder of IAC common stock and/or Class B common stock, will receive one-fifth of a share of common stock of HSNi, one-fifth of a share of common stock of ILG, one-fifth of a share of common stock of Ticketmaster and one-thirtieth of a share of common stock of Tree.com for every share of IAC common stock and/or Class B common stock that you held at the close of business on August 11, 2008, the record date for the spin-offs. The spin-offs will be effective as of [    •    ], 2008, unless otherwise determined by IAC's board of directors.

        Immediately after the spin-off of HSNi is completed, HSNi will be a separate public company. All of the outstanding shares of the common stock of HSNi are currently owned by IAC. Accordingly, there currently is no public trading market for the common stock of HSNi. HSNi has been approved to list its common stock under the ticker symbol "HSNI" on the NASDAQ Stock Market.

        No vote of IAC stockholders is required in connection with the HSNi spin-off. Neither IAC nor the Company is asking you for a proxy, and you are not requested to send us a proxy. IAC stockholders will not be required to pay any consideration for the shares of common stock of the Company they receive in the spin-off, and they will not be required to surrender or exchange shares of their IAC common stock and/or Class B common stock or take any other action in connection with the spin-off.

        In reviewing this prospectus, you should carefully consider the matters described under the caption "Risk Factors" beginning on page 9 of this prospectus.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                  , 2008.

i

        This prospectus describes the businesses of the Company as though they were its businesses for all historical periods described. However, the Company is a newly formed entity that has not conducted any operations prior to the spin-off and instead will have had such businesses transferred to it prior to the spin-off. References in this prospectus to the historical assets, liabilities, products, businesses or activities of the businesses of the Company are intended to refer to the historical assets, liabilities, products, businesses or activities of the relevant businesses as those businesses were conducted as part of IAC prior to the spin-off. Following the spin-off, the Company will be a separate, publicly traded company, and IAC will have no continuing stock ownership in the Company. The historical combined financial information of the Company as part of IAC contained in this prospectus is not necessarily indicative of its future financial position, future results of operations or future cash flows, nor does it reflect what the financial position, results of operations or cash flows of the Company would have been had it been operated as a stand-alone company during the periods presented.

        You should not assume that the information contained in this prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this prospectus may occur after that date and the Company does not undertake any obligation to update the information unless required to do so by law.

SUMMARY

        This summary highlights selected information from this prospectus and may not contain all the information that may be important to you. Accordingly, you are encouraged to read carefully the entire prospectus, its annexes and the documents filed as exhibits to the Company's registration statement on Form S-1, of which this prospectus is a part.

        Except as otherwise indicated or unless the context otherwise requires, (i) "Spinco" refers to any of HSNi, ILG, Ticketmaster and Tree.com and their respective subsidiaries, (ii) "Spincos" refers to all of the foregoing collectively, (iii) "IAC/InterActiveCorp" and "IAC" refer to IAC/InterActiveCorp and its consolidated subsidiaries other than, for all periods following the spin-offs, the Spincos, (iv) "HSNi," the "Company," "we," "our" or "us" refers to HSN, Inc., (v) "ILG" refers to Interval Leisure Group, Inc., (vi) "Tree.com" refers to Tree.com, Inc. and (vii) "Spin-Off," "spin-off" or "distribution" refers to the distribution by IAC of the common stock of the Company, the "spin-offs," the "distributions" or the "separation" refers collectively to the distribution by IAC of the common stock of the Company and the other Spincos, as more fully described in this prospectus.

Company Information

        HSNi was incorporated in Delaware in May 2008. Its principal offices are located at 1 HSN Drive, St. Petersburg, FL 33729. Its main telephone number is 727-872-1000.

Business of HSNi

        HSNi owns and operates, through its subsidiaries, HSN, a retailer and interactive lifestyle network offering a broad assortment of products through television home shopping programming on the HSN television network and HSN.com. HSN strives to transform the shopping experience by incorporating experts, entertainment, inspiration, solutions, tips and ideas in connection with the sale of products through the HSN television network and HSN.com. HSNi also owns and operates, through its subsidiaries, the Cornerstone Brands portfolio of catalogs and related websites, including Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements, as well as a limited number of retail stores.

Businesses of the Other Spincos

        ILG.    ILG is a leading provider of membership services to the vacation ownership industry, which is a segment of the broader hospitality industry. Vacation ownership is a term used to describe the shared ownership of vacation real estate and includes those businesses which develop, manage, operate and sell vacation interests (i.e. the ownership or use of accommodations at a given property or properties, together with associated amenities and facilities for a specified period of time). ILG's principal business segment, Interval, makes available vacation ownership membership services to individual members of its exchange networks, which allows such members to exchange the use and occupancy of their vacation interest for comparable, alternative accommodations at the same or another resort participating in an Interval exchange network and provides such members with certain value-added products and services depending on the program and country of residence. Interval also makes available related services to developers of the resorts participating in its exchange networks worldwide. ILG's other business segment, RQH, was acquired in May 2007 and is a provider of vacation rental and property management services to vacationers and vacation property owners across Hawaii.

        Ticketmaster.    As the world's leading live entertainment ticketing and marketing company, Ticketmaster connects the world to live entertainment. Ticketmaster currently operates in 20 countries worldwide, providing ticket sales, ticket resale services, marketing and distribution through www.ticketmaster.com and related proprietary Internet and mobile channels, independent sales outlets and call centers worldwide. Established in 1976, Ticketmaster serves clients across multiple live event categories, providing exclusive ticketing services for leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters.

        Tree.com.    Through its various subsidiaries, Tree.com currently operates a lending business (the "Lending Business") and a real estate business (the "Real Estate Business"). The Lending Business consists of online networks, principally LendingTree.com and GetSmart.com, as well as call centers, which match consumers with lenders and loan brokers. In addition, the Lending Business originates, processes, approves and funds various types of residential real estate loans under two brand names, LendingTree Loans® and HomeLoanCenter.com®, and offers residential mortgage loan settlement services under the name LendingTree Settlement Services. The Real Estate Business consists primarily of an internet-enabled national residential real estate brokerage that currently operates offices under the brand name "RealEstate.com, REALTORS." The Real Estate Business also consists of a brokerage that matches residential home buyers interested in newly constructed homes with builders and currently operates under the brand name "iNest®."

Overview of the Separation

        On July 1, 2008, the Board of Directors of IAC approved a plan to separate IAC into five separate, publicly traded companies via the distribution of all of the outstanding shares of common stock of the Spincos, each a wholly-owned subsidiary of IAC, with each Spinco having a single class of common stock. At the time of the spin-offs, the Spincos will hold directly or indirectly the assets and liabilities associated with the following businesses:

  •
  HSNi: HSN TV, HSN.com, and the Cornerstone Brands, Inc. portfolio of catalogs, websites and retail locations;

  •
  ILG: the businesses currently comprising IAC's Interval segment;

  •
  Ticketmaster: Ticketmaster's primary domestic and international operations, as well as certain investments in unconsolidated affiliates; and

  •
  Tree.com: the businesses currently comprising IAC's Lending and Real Estate segments.

        Unless otherwise indicated or the context otherwise requires, references in this prospectus to the businesses of HSNi, ILG, Ticketmaster and Tree.com respectively refer to the businesses described above.

        Immediately following the spin-offs, IAC primarily will be engaged in the business and operations relating to (i) Ask.com, Citysearch, IAC Advertising Solutions, Evite and Funweb Products; (ii) Match.com, ServiceMagic and Shoebuy.com; (iii) its emerging businesses, including Black Web Enterprises, BustedTees, CollegeHumor, GarageGames, Gifts.com, Green.com, InstantAction, Primal Ventures, Pronto, Very Short List, Vimeo and 23/6; and (iv) certain investments in unconsolidated entities.

        Prior to the spin-offs, we will enter into a Separation and Distribution Agreement and several other agreements with IAC and the other Spincos to effect the separation of the Spincos and provide a framework for the relationships of the Spincos with IAC and each other. Immediately following the spin-offs, IAC stockholders will own 100% of the outstanding common stock of each of the Spincos.

QUESTIONS AND ANSWERS ABOUT HSNi AND THE SPIN-OFFS

Why are the spin-offs structured as dividends?	IAC believes that a tax-free distribution of shares of the Spincos to IAC stockholders is a tax-efficient way to separate HSNi, ILG, Ticketmaster and Tree.com from the rest of IAC in a manner that will create long-term value for IAC stockholders.
How will the HSNi spin-off occur?	IAC will distribute to its stockholders via dividend all of the outstanding shares of common stock of HSNi owned by IAC, which will be 100% of the common stock of HSNi outstanding immediately prior to the spin-offs
How many shares of HSNi will I receive?	Unless otherwise determined by the IAC Board of Directors prior to the distribution date, for every share of IAC common stock or Class B common stock held by you as of the record date, you will receive one-fifth of a share of common stock of HSNi. IAC will not distribute any fractional shares of HSNi common stock to its stockholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the spin-off. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares. The number of shares that IAC will distribute to its stockholders will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of HSNi common stock.
Can IAC decide not to complete the HSNi spin-off?	Yes. The IAC Board of Directors has reserved the right, in its sole discretion, to amend, modify or abandon the spin-offs and related transactions at any time prior to the distribution date. This means that IAC has the right not to complete the spin-off of any or all of the Spincos if, at any time, the IAC Board of Directors determines, at its sole discretion, that the spin-off is not in the best interests of IAC or its stockholders. Alternatively, the IAC Board of Directors may determine to delay the spin-off of one or more of the Spincos, in which event the spin-offs may not occur simultaneously. In addition, the spin-offs are subject to the satisfaction or waiver of a number of conditions. See "The Separation—Conditions to the Spin-offs."
What is the record date for the HSNi spin-off?	The record date for determining stockholders entitled to receive the shares of HSNi in the spin-off is the close of business on August 11, 2008.

What is the distribution date for the HSNi Spin-off?	The distribution date for distributing the shares of common stock of HSNi under the spin-off is [ ], 2008. However, the IAC Board of Directors may determine to delay the spin-off.
What other transactions affecting HSNi are occurring with the spin-off?	IAC currently expects that in connection with the spin-off of HSNi, HSNi will distribute to IAC approximately $324 million in cash. To fund this distribution, we have entered into certain financing arrangements described below. Additionally, we may distribute some amount of cash on hand, but the amount of the distribution is not presently knowable and is unlikely to be material. The financing arrangements for HSNi consist of a combination of secured credit facilities and privately-issued debt securities. Our expected borrowing arrangements are described under "Transfers to IAC and Financing." We also expect to dividend to IAC prior to the spin-offs all net receivables owed to us by IAC and its affiliates.
In addition, IAC expects to effect a reverse stock split following the spin-offs, as described under "The Separation—Results of the Separation."
What are the U.S. federal income tax consequences of the spin-offs to IAC stockholders?	In addition to the opinion set forth in "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs", IAC has requested and expects to receive, prior to effecting any of the spin-offs, a private letter ruling from the Internal Revenue Service (the "IRS") and/or an opinion of counsel satisfactory to the IAC Board of Directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. Assuming the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Spinco common stock pursuant to the spin-offs, except with respect to any cash received in lieu of a fractional share of Spinco common stock. For more information, see "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs," included elsewhere in this prospectus.

What will the relationships among IAC and each of the Spincos be following the spin-offs?
Prior to the spin-offs, we will enter into a Separation and Distribution Agreement and several other agreements with IAC and the other Spincos to effect the spin-offs and provide a framework for the relationships of each of the Spincos with IAC and the other Spincos. These agreements will govern our relationships with IAC and the other Spincos subsequent to the completion of the spin-off. See "Certain Relationships and Related Party Transactions—Relationships Among IAC and the Spincos."
Will I receive physical certificates representing shares of common stock of HSNi following the separation?	No. Following the separation, neither IAC nor HSNi will be issuing physical certificates representing shares of the common stock of HSNi. Instead, IAC, with the assistance of The Bank of New York, the distribution agent, will electronically issue shares of HSNi common stock to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. The Bank of New York will mail you a book-entry account statement that reflects your shares of HSNi common stock, or your bank or brokerage firm will credit your account for the shares.
What if I want to sell my IAC common stock or my common stock in HSNi?	You should consult with your financial advisors, such as your stockbroker or bank. Neither IAC nor HSNi makes any recommendations on the purchase, retention or sale of shares of IAC common stock or the Spinco common stock to be distributed.
If you decide to sell any shares before the spin-offs, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your IAC shares or Spinco shares you will receive in the spin-offs or both.
Where will I be able to trade shares of the common stock of HSNi?	There is not currently a public market for the common stock of HSNi. We have been approved to list our common stock on the NASDAQ Stock Market, or "NASDAQ," under the symbol "HSNI." We anticipate that trading in shares of our common stock will begin on a "when-issued" basis prior to the distribution date and will continue up to and including through the distribution date and that "regular-way" trading in shares of our common stock will begin on the first trading day following the distribution date. If trading begins on a "when-issued" basis, you may purchase or sell your HSNi common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. You will not be required to make any payment, surrender or exchange your shares of IAC common stock and/or Class B common stock or take any other action to receive your shares of HSNi common stock.

Will the number of IAC shares I own change as a result of the spin-offs?	No. The number of shares of IAC common stock you own will not change as a result of the spin-offs. However, in connection with the spin-offs, and as described under "The Separation—Results of the Separation," IAC expects to effect a reverse stock split following the spin-offs.
What will happen to the listing of IAC common stock?	Nothing. IAC common stock will continue to be traded on NASDAQ under the symbol "IACI."
Which businesses will be retained by IAC following the spin-offs?	Immediately following the spin-offs, IAC primarily will be engaged in the business and operations relating to (i) Ask.com, Citysearch, IAC Advertising Solutions, Evite, and Funweb Products; (ii) Match.com, ServiceMagic and Shoebuy.com; (iii) its emerging businesses, including Black Web Enterprises, BustedTees, CollegeHumor, GarageGames, Gifts.com, Green.com, InstantAction, Primal Ventures, Pronto, Very Short List, Vimeo and 23/6; and (iv) certain investments in unconsolidated entities.
Are there risks to owning HSNi common stock?	Yes. Our business is subject to both general and specific risks relating to our business, leverage, relationship with IAC and being a separate publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the "Risk Factors" section of this prospectus beginning on page 8. You are encouraged to read that section carefully.
Is there any additional financial information available for the Company?	Yes. IAC has filed with the SEC a Form 10-Q for the Quarter Ended June 30, 2008. The IAC 10-Q contains more detailed information about the Company's financial results for the three month and six month periods then ended. You can obtain this information by contacting IAC Investor Relations as indicated below. However, you should be aware that the financial information about the Company in the IAC filing has not been prepared on the same basis as the financial information included elsewhere in this Prospectus.
Where can IAC stockholders get more information?	Before the spin-offs, if you have any questions relating to the spin-offs, you should contact:
IAC
Investor Relations
555 West 18th Street
New York, NY 10011
Tel: (212) 314-7400
Fax: (212) 314-7379
ir@iac.com

Is Liberty Media Corporation challenging the spin-offs?	No. Liberty Media Corporation and IAC have agreed to a single-tiered voting structure for each of the Spincos and the Spinco governance provisions as set forth under "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

RISK FACTORS

RISK FACTORS RELATING TO OUR SPIN-OFF FROM IAC

After our spin-off from IAC, we may be unable to make the changes necessary to operate effectively as a separate public entity.

        Following our spin-off from IAC, IAC will have no obligation to provide financial, operational or organizational assistance to us, other than limited services pursuant to a transition services agreement that we will enter into with IAC and the other Spincos in connection with the spin-offs. As a separate public entity, we will be subject to, and responsible for, regulatory compliance, including periodic public filings with the SEC and compliance with NASDAQ's continued listing requirements, as well as generally applicable tax and accounting rules. We may be unable to implement successfully the changes necessary to operate as an independent public entity.

We expect to incur increased costs relating to operating as an independent company that could cause our cash flow and results of operations to decline.

        We expect that the obligations of being a public company, including substantial public reporting and investor relations obligations, will require new expenditures, place new demands on our management and will require the hiring of additional personnel. We may need to implement additional systems that require new expenditures in order to adequately function as a public company. Such expenditures could adversely affect our business, financial condition and results of operations.

        In addition, IAC's businesses, by virtue of being under the same corporate structure, currently share economies of scope and scale in costs, human capital, vendor relationships and customer relationships with the businesses that we and the other Spincos will own following the spin-offs. The increased costs resulting from the loss of these benefits could have an adverse effect on us.

If one or more spin-offs, together with certain related transactions, were to fail to qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, IAC, the Spincos and IAC stockholders may be subject to significant tax liabilities.

        In addition to the opinion set forth in "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs", IAC expects to receive a private letter ruling from the IRS and/or an opinion of counsel satisfactory to the IAC Board of Directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Section 355 and/or Section 368(a)(1)(D) of the Code, and opinions from its external tax advisors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions, and certain state tax consequences to IAC of the spin-offs. The IRS private letter ruling and the opinions will be based on, among other things, certain assumptions as well as the accuracy of certain representations and statements that IAC and the Spincos make to the IRS and to counsel or IAC's external tax advisors. If any of these representations or statements are, or become, inaccurate or incomplete, or if IAC or the Spincos breach any of their respective covenants, the IRS private letter ruling and/or the opinions may be invalid.

        Moreover, as noted above, the IRS private letter ruling would not address all the issues that are relevant to determining whether the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes. Notwithstanding the IRS private letter ruling and/or opinion of counsel, the IRS could determine that one or more of the spin-offs should be treated as a taxable distribution if it determines that any of the representations, assumptions or undertakings that were included in the request for the IRS private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling.

        If one or more spin-offs were to fail to qualify as a transaction that is generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, then IAC generally would recognize gain in an amount equal to the excess of (i) the fair market value of the Spinco common stock distributed to the IAC stockholders in such taxable spin-off over (ii) IAC's tax basis in the common stock of such Spinco. In addition, each IAC stockholder who received Spinco common stock in such taxable spin-off generally would be treated as having received a taxable distribution in an amount equal to the fair market value of the Spinco common stock received (including any fractional share sold on behalf of the stockholder) in such spin-off, which would be taxable as a dividend to the extent of the stockholder's ratable share of IAC's current and accumulated earnings and profits (as increased to reflect any current income, including any gain, recognized by IAC on the taxable spin-off). The balance, if any, of the distribution would be treated as a nontaxable return of capital to the extent of the IAC stockholder's tax basis in its IAC stock, with any remaining amount being taxed as capital gain. For more information, see "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs," included elsewhere in this prospectus.

        Under the Tax Sharing Agreement that we will enter into with IAC and the other Spincos, each Spinco generally would be required to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts resulted from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, or (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. The ability of IAC or the other Spincos to collect under these indemnity provisions will depend on the financial position of the indemnifying party. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        In addition, the IRS could disagree with or challenge the conclusions reached in one or more of the tax opinions that IAC expects to receive with respect to certain related matters and transactions. In such case, IAC could recognize material amounts of taxable income or gain.

Certain transactions in IAC or Spinco equity securities could cause one or more of the spin-offs to be taxable to IAC and may give rise to indemnification obligations of HSNi under the Tax Sharing Agreement.

        Current U.S. federal income tax law creates a presumption that the spin-off of a Spinco would be taxable to IAC, but not to its stockholders, if such spin-off is part of a "plan or series of related transactions" pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest (by vote or value) in IAC or such Spinco. Acquisitions that occur during the four-year period that begins two years before the date of a spin-off are presumed to occur pursuant to a plan or series of related transactions, unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the spin-off. U.S. Treasury regulations currently in effect generally provide that whether an acquisition and a spin-off are part of a plan is determined based on all of the facts and circumstances, including, but not limited to, specific factors described in the Treasury regulations. In addition, the Treasury regulations provide several "safe harbors" for acquisitions that are not considered to be part of a plan.

        These rules will limit our ability and the ability of IAC during the two-year period following the spin-offs to enter into certain transactions that might be advantageous to them and their respective stockholders, particularly issuing equity securities to satisfy financing needs, repurchasing equity securities, and, under certain circumstances, acquiring businesses or assets with equity securities or agreeing to be acquired. Under the Tax Sharing Agreement, there will be restrictions on our ability to take such actions for a period of 25 months from the day after the date of our spin-off from IAC.

        In addition, the Tax Sharing Agreement generally provides that each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. See "The Separation—Material U.S. Federal Income Tax Consequences of the Spin-Offs" and "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        In addition to actions of IAC and the Spincos, certain transactions that are outside their control and therefore not subject to the restrictive covenants contained in the Tax Sharing Agreement, such as a sale or disposition of the stock of IAC or the stock of a Spinco by certain persons that own five percent or more of any class of stock of IAC or such Spinco, respectively, could have a similar effect on the tax-free status of the spin-offs as transactions to which IAC or a Spinco is a party. As of April 30, 2008, Liberty Media Corporation and certain of its affiliates, in the aggregate, owned IAC stock representing approximately 61.6% by vote and 29.9% by value and, assuming no acquisitions or dispositions of IAC stock by Liberty Media Corporation or its affiliates between such date and the date of the spin-offs, are expected to own stock of each Spinco representing approximately 29.9% by vote and value. Accordingly, in evaluating our ability and the ability of IAC to engage in certain transactions involving our or IAC's equity securities, we and IAC will need to take into account the activities of Liberty Media Corporation and its affiliates.

        As a result of these rules, even if the HSNi spin-off otherwise qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes, transactions involving HSNi or IAC equity securities (including transactions by certain significant stockholders) could cause IAC to recognize taxable gain with respect to the stock of HSNi as described above. Although the restrictive covenants and indemnification provisions contained in the Tax Sharing Agreement are intended to minimize the likelihood that such an event will occur, the HSNi spin-off may become taxable to IAC as a result of transactions in IAC or HSNi equity securities.

The market price and trading volume of HSNi securities may be volatile and may face negative pressure.

        There is currently no trading market for any HSNi securities. Investors may decide to dispose of some or all of the HSNi securities that they receive in the HSNi spin-off. HSNi securities issued in the HSNi spin-off will be trading publicly for the first time. Until, and possibly even after, orderly trading markets develop for these securities, there may be significant fluctuations in price. It is not possible to accurately predict how investors in HSNi's securities will behave after the HSNi spin-off. The market price for HSNi's securities following the HSNi spin-off may be more volatile than the market price of IAC securities before the spin-off. The market price of HSNi's securities could fluctuate significantly for many reasons, including the risks identified in this prospectus or reasons unrelated to our performance. These factors may result in short- or long-term negative pressure on the value of the HSNi securities.

After our spin-off from IAC, our securities may not qualify for placement in investment indices. In addition, our securities may fail to meet the investment guidelines of institutional investors. In either case, these factors may negatively impact the price of our securities and may impair our ability to raise capital through the sale of securities.

        Some of the holders of IAC securities are index funds tied to NASDAQ or other stock or investment indices, or are institutional investors bound by various investment guidelines. Companies are generally selected for investment indices, and in some cases selected by institutional investors, based on factors such as market capitalization, industry, trading liquidity and financial condition. As an independent company, we will initially have a lower market capitalization than IAC has today. As a result, our securities may not qualify for those investment indices. In addition, the securities that are received in the HSNi spin-off may not meet the investment guidelines of some institutional investors. Consequently, these index funds and institutional investors may have to sell some or all of the securities they receive in the HSNi spin-off, and the price of our securities may fall as a result. Any such decline could impair our ability to raise capital through future sales of securities.

Financing—We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

        In connection with our spin-off from IAC, we expect to incur indebtedness of approximately $390 million. We expect that we will distribute most or all of the proceeds from this indebtedness to IAC.

        These arrangements may limit our ability of to secure significant, additional financing in the future on favorable terms. Our ability to secure additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to then prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. The prolonged continuation or worsening of current credit market conditions would have a material adverse affect on our ability to secure financing on favorable terms, if at all.

        We may be unable to secure additional financing or financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time (if any). Furthermore, if financing is not available when needed, or is available on unfavorable terms, we may be unable to develop new or enhance our existing services, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and results of operations. If additional funds are raised through the issuance of equity securities, our stockholders may experience significant dilution. Also, our ability to engage in significant equity issuances will be limited or restricted after our spin-off from IAC in order to preserve the tax-free nature of the distribution.

The spin-off agreements were not the result of arm's length negotiations.

        The agreements that we will enter into with IAC and the other Spincos in connection with the spin-offs, including the separation and distribution agreement, tax sharing agreement, employee matters agreement and transition services agreement, were established by IAC, in consultation with the Spincos, with the intention of maximizing the value to current IAC's shareholders. Accordingly, the terms for us may not be as favorable as would have resulted from negotiations among unrelated third parties.

RISK FACTORS RELATING TO OUR BUSINESS FOLLOWING
HSNi's SPIN-OFF FROM IAC

Third Party Pay Television Relationships—We depend on relationships with pay television operators and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

        We are dependent upon the pay television operators with whom we enter into distribution and affiliation agreements to carry the HSN television network. We currently have contracts with many local and national pay television operators to distribute HSN television programming. Some of our larger pay television operators include: Comcast, Time Warner, DirecTV and Echostar/DISH. HSN television network sales from customers residing in households that subscribed to these larger pay television operators accounted for approximately 30% of our annual revenue in 2007. Distribution and affiliation agreements with major pay television operators expire from time to time and in some cases, renewals are not agreed upon prior to the expiration of a given agreement and the HSN television network continues to be carried by the relevant pay television operator without an effective affiliation agreement in place. Renewal and negotiation processes with pay television operators are typically lengthy and we are currently engaged in the renewal and/or negotiation processes with a certain major cable pay television operator regarding an agreement that expired in 2005, with carriage of the HSN network continuing under short-term extensions pending the conclusion of this process. However, we may be unable to successfully pursue the renewal, or negotiate new, distribution and affiliation agreements with this or other providers to carry the HSN television network on acceptable terms, if at all.

        The cessation of carriage of the HSN television network by a major pay television operator or a significant number of smaller pay television operators for a prolonged period of time could adversely affect our business, financial condition and results of operations. While we believe that we will be able to continue to successfully manage the distribution process in the future, certain changes in distribution levels, as well as increases in commission rates and/or other fees payable for carriage, could occur notwithstanding these efforts.

Third Party Vendor and Other Relationships—We depend on relationships with vendors, manufacturers and other third parties, and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

        Our businesses purchase merchandise from a wide variety of third party vendors, manufacturers and other sources pursuant to short- and long-term contracts and purchase orders. The ability of our businesses to indentify and establish relationships with these parties, as well as access quality merchandise in a timely and efficient manner on acceptable terms and cost, can be challenging. In particular, our businesses purchase a significant amount of merchandise from vendors and manufacturers abroad, and have experienced (and expect to continue to experience) increased costs for goods sourced in these markets, particularly in China. We depend on the ability of vendors and manufacturers in the U.S. and abroad to produce and deliver goods that meet applicable quality standards, which is impacted by a number of factors not within the control of these parties, such as political or financial instability, trade restrictions, tariffs, currency exchange rates and transport capacity and costs, among others. In particular, Cornerstone is dependent, in significant part, upon independent, third party manufacturers to produce private label merchandise.

        Late delivery of merchandise or delivery of merchandise that does not meet applicable quality standards could cause our businesses to miss customer delivery dates or delay scheduled promotions, which would result in the failure to meet customer expectations and could cause customers to cancel orders or cause our businesses to be unable to source merchandise in sufficient quantities, which could result in lost sales. The failure of our businesses to identify new vendors and manufacturers, maintain relationships with a significant number of existing vendors and manufacturers and/or access quality merchandise in a timely and efficient manner on acceptable terms and cost, could adversely affect our business, financial condition and results of operations.

Channel Capacity and Placement for the HSN Television Network—The failure to secure suitable placement for the HSN television network would adversely affect our business, financial condition and results of operations.

        We are dependent upon the continued ability of HSN to compete for television viewers. Effectively competing for television viewers is dependent, in substantial part, on the ability of HSN to secure suitable placement, in other words, the placement of the HSN television network within a suitable programming tier at a low channel position placement. The advent of digital compression technologies and the adoption of digital cable has resulted in increased channel capacity, which together with other changing laws, rules and regulations regarding cable television ownership, impacts the ability of HSN to secure suitable channel placement. While increased channel capacity could provide a means through which the HSN television network could be more widely distributed, it could also adversely affect the ability to attract television viewers to the HSN television network to the extent it results in:

  •
  higher channel position placement for the HSN television network;

  •
  placement of the HSN television network in digital programming tiers, which generally have lower levels of television viewer penetration than basic or expanded basic programming tiers;

  •
  competitors entering the marketplace; or

  •
  more programming options being available to the viewing public in the form of new television networks and time-shifted viewing (e.g., personal video recorders, video-on-demand, interactive television and streaming video over broadband internet connections).

        If the HSN television network is carried exclusively in a system on a digital programming tier, HSN will experience a reduction in revenue to the extent that the digital programming tier has less television viewer penetration than the basic or expanded basic programming tier. In addition, HSN may experience a further reduction in revenue due to increased television viewing audience fragmentation and to the extent that not all television sets within a digital cable home are equipped to receive television programming in a digital format. Our future success will also depend, in part, on the ability of HSN to anticipate and adapt to technological changes and to offer elements of the HSN television network via new technologies in a cost-effective manner that meet customer demands and evolving industry standards.

Marketing—We may not attract and retain customers in a cost-effective manner, which could adversely affect our business, financial condition and results of operations.

        Our long-term success, in large part, depends on the continued ability of our businesses to attract new and retain existing customers. In an effort to do so, we and our businesses engage in various marketing and merchandising initiatives, which involve the expenditure of considerable money and resources, particularly in the case of the production and distribution of HSN television programming and catalogs, and to a lesser but increasing extent, online advertising. We and our businesses have spent, and expect to continue to spend, increasing amounts of money on, and devote greater resources to, certain of these initiatives, particularly in connection with the growth and maintenance of our brands generally, as well as in the continuing efforts of our businesses to increasingly engage customers through online channels. These initiatives, however, may not resonate with existing customers or consumers generally or may not be cost-effective. In addition, we believe that costs associated with the production and distribution of HSN television programming, paper and printing costs for catalogs and costs associated with online marketing, including search engine marketing (primarily the purchase of relevant keywords) are likely to increase in the foreseeable future, and if significant, could have an adverse effect on our business, financial condition and results of operations to the extent that they do not result in corresponding increases in sales.

Customer Preferences and Trends—Our businesses may not be able to accurately predict and/or respond in a timely manner to evolving customer preferences and trends and industry standards, which could adversely affect our business, financial condition and results of operations.

        Our success depends, in significant part, on the ability of our businesses to accurately predict, and respond in a timely manner to, changes in customer preferences and fashion, lifestyle and other trends and industry standards. While product mix and price points are continuously monitored and adjusted in an attempt to satisfy consumer demand and respond to changing economic and business conditions, our businesses may not be successful in these efforts, and any sustained failure could result in excess inventory and related markdowns, which, if significant, would have a material adverse effect on our business, financial conditions and results of operations.

        In addition, sales by our businesses through online channels are continuing to increase and these businesses continue to increasingly attempt to engage customers through online channels. The e-commerce industry is characterized by evolving industry standards, frequent new service and product introductions and enhancements, as well as changing customer demands, to which our businesses may not be able to adapt quickly enough and/or in a cost-effective manner, and the failure to do so could have an adverse effect on our business, financial condition and results of operations.

Adverse Events and Trends—Adverse economic and business conditions could adversely affect our business, financial condition and results of operations.

        Retailers generally are particularly sensitive to adverse global economic and business conditions, which could result in a loss of consumer confidence and related decreases in consumer expenditures, particularly discretionary expenditures. These and any other adverse economic and business conditions could result in a decrease in sales, which would have an adverse impact on our business, financial condition and results of operations, which could be material to the extent that any such conditions were to continue on a prolonged basis.

Flexpay Program—Unplanned losses experienced in connection with the Flexpay program could adversely affect our business, financial condition and results of operations.

        HSN offers Flexpay, pursuant to which customers may pay for certain merchandise in two to six interest-free, monthly credit or debit card payments. We maintain allowances for doubtful accounts of estimated losses resulting from the inability of customers to make required payments. While actual losses due to the inability of customers to make required payments have historically been within estimates, we may not continue to experience these losses at the same rate as we have historically or our actual losses in any given period may exceed related estimates. HSN has continued to offer more products through Flexpay and customers have increasingly used Flexpay to pay for purchases. As Flexpay balances grow, we expect that we will continue to experience these losses at greater rates, which will require us to maintain greater allowances for doubtful accounts of estimated losses than we have historically. A significant increase in losses of this nature could adversely affect our business, financial condition and results of operations.

Delivery Costs—Increased delivery costs could adversely affect our business, financial condition and results of operations.

        Our businesses are impacted by increases in shipping rates charged by various shipping vendors relating to the procurement of merchandise from vendors and manufacturers, the shipment of merchandise to customers and the mailing of catalogs, which over the past few years have increased significantly in comparison to historical levels. We currently expect that shipping and postal rates will continue to increase. In the case of deliveries to customers, we have negotiated favorable shipping rates, which increase at agreed upon levels over time, with one independent, third party shipping company pursuant to a long-term contract. If this relationship were to terminate or if the shipping company was unable to fulfill its obligations under the contract for any reason, we would have to work with other shipping companies to deliver merchandise to customers, which would most likely be at less favorable rates. Any increase in shipping rates and related fuel and other surcharges passed on to us by this or any other shipping company would adversely impact profits, given that we may not be able to pass these increased costs directly to customers or offset them by increasing prices without a detrimental effect on customer demand.

Ability to Broadcast the HSN Television Network—The continued or permanent inability to broadcast the HSN television network would adversely affect our business, financial condition and results of operations.

        Our success is dependent upon the continued ability of HSN to transmit the HSN television network to broadcast and pay television operators from its satellite uplink facilities, which transmission is subject to FCC compliance. HSN has entered into a long-term satellite transponder lease to provide for continued carriage of the HSN television network on a replacement transponder and/or replacement satellite, as applicable, in the event of a failure of the transponder and/or satellite currently carrying the HSN television network. Although we believe that every reasonable measure is being taken to ensure continued satellite transmission capability, termination or interruption of satellite transmissions may occur. We have designed business continuity and disaster recovery plans to ensure continued satellite transmission capability on a temporary basis in the event of inclement weather or a natural or other disaster.

        HSN is affiliated with a number of low power broadcast television station licensees (including Ventana and certain third party low power broadcast television station licensees collectively, the "Low Power Licensees") that broadcast programming pursuant to licenses from the FCC. These Low Power Licensees are subject to regulation by the FCC under the Communications Act of 1934, as amended, which prohibits the operation of broadcast television stations except in accordance with a license issued by the FCC and empowers the FCC to issue, revoke, modify and renew broadcast television licenses, approve the transfer of control of any entity holding such licenses, determine the location of stations, regulate the equipment used by stations, adopt necessary regulations and impose penalties for related violations. All of the Ventana-owned broadcast stations carry the HSN television network and Ventana is fully responsible for such stations' compliance. The failure of the Low Power Licensees to comply with the terms of the broadcast licenses could result in the inability to broadcast the HSN television network on over-the-air facilities, as well as penalties. The prolonged or permanent interruption of satellite transmission capability or other inability to transmit the HSN television network for any reason, as well as related costs incurred, would have a material adverse effect on our business, financial condition and results of operations.

Potential Product Liability Claims—Our businesses may be subject to claims for representations made in connection with the sale and promotion of merchandise or for harm experienced by customers who purchase merchandise from our businesses.

        The manner in which our businesses sell and promote merchandise and related claims and representations made in connection with these efforts is regulated by federal and state law. Since October 1996, HSN has been subject to a consent order issued by the Federal Trade Commission (the "FTC"), which terminates on the later of April 15, 2019, or twenty years from the most recent date that the United States or the FTC files a complaint in federal court alleging any violation thereunder. Pursuant to this consent order, HSN is prohibited from making claims for specified categories of products, including claims that a given product can cure, treat or prevent any disease or have an effect on the structure or function of the human body, unless it has competent and reliable scientific evidence to substantiate such claims. Violation of this consent order may result in the imposition of significant civil penalties for non-compliance and related redress to consumers and/or the issuance of an injunction enjoining HSN from engaging in prohibited activities. The FTC periodically investigates the business and operation of HSN on an ongoing basis for purposes of determining its compliance with the consent order. Other regulations may also affect the claims and manner in which we can market our products through our businesses. For example, the Food and Drug Administration has specific regulations regarding claims that can be made about food products, and regulates marketing claims that can be made for cosmetic beauty products and over-the-counter drugs, which include acne products, all of which are sold through HSN. Also, the Environmental Protection Agency requires products that make certain types of claims, such as "anti-bacterial," to be registered with them prior to making such claims, which products are also sold through HSN.

        Our businesses may be exposed to potential liability from claims by purchasers or from federal, state and local regulators and law enforcement agencies, including, but not limited to, for personal injury, wrongful death and damage to personal property relating to merchandise sold and misrepresentation of merchandise features and benefits. In certain instances, our businesses have the right to seek indemnification for related liabilities from their vendors and may require such vendors to carry minimum levels of product liability and errors and omissions insurance. These vendors, however, may be unable to obtain suitable coverage or maintain this coverage on acceptable terms, or this insurance may provide inadequate coverage against all potential claims or may not even be available with respect to any particular claim.

        While we believe that our businesses have structured their operations and vendor and manufacturer relationships in a manner to ensure compliance with federal, state and local laws with respect to the sale and promotion of merchandise, we or our businesses may be held liable for product liability claims or for representations made in connection with the sale and promotion of merchandise. If significant, any such liability could adversely affect our business, financial condition and results of operations.

Compliance and Changing Laws, Rules and Regulations—Failure to comply with existing laws, rules and regulations, or to obtain and maintain required licenses and rights, could adversely affect our business, financial condition and results of operations.

        The failure of our businesses to comply with existing laws, rules and regulations, or to obtain required licenses and rights, could adversely affect our business, financial condition and results of operations. Our businesses market and provide a broad range of merchandise through online and offline channels. As a result, they are subject to a wide variety of statutes, rules, regulations, policies and procedures in various jurisdictions which are subject to change at any time, including laws regarding consumer protection, privacy, the regulation of retailers generally, the importation, sale and promotion of merchandise and the operation of retail stores and warehouse facilities, as well as laws and regulations applicable to the internet and businesses engaged in online commerce, such as those regulating the sending of unsolicited, commercial electronic mail. In addition, unfavorable changes in the laws, rules and regulations applicable to us and our businesses could decrease demand for merchandise offered by our businesses, increase costs and/or subject us to additional liabilities, which could have an adverse effect on our business, financial condition and results of operations.

        Various regulations impact the marketing efforts of our brands and businesses. For example, both the FTC's Telemarketing Sales Rule, the FCC's Telephone Consumer Protection Act and similar state rules outline procedures that must be followed when telemarketing to customers and many states also have laws regulating telemarketing. Online sales and e-mail marketing efforts of our brands and businesses are subject to general commercial law, as well as to specific laws governing electronic commerce. For instance, laws administered by the FTC place restrictions on the manner and content of e-mail marketing campaigns.

        Online sales must comply with a variety of existing and new federal and state laws dealing with privacy, intellectual property, taxation, the provision of online payment services and electronic contracts. While U.S. Supreme Court decisions currently restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet, New York State laws regarding the imposition of tax collection obligations were amended in April 2008 to provide a presumption that in certain circumstances (sales sourced through affiliated websites, agents or representatives based in New York State) online vendors who have agreements with online affiliates resident in New York are vendors for the purposes of registering for, collecting and remitting New York State and local sales tax. It is possible that additional states could impose similar collection requirements. While the New York requirement is being challenged in court, the outcome of such challenge is uncertain and enforcement of the new provision has not been suspended during litigation. Additionally, it is possible that the federal government could tax Internet-based transactions. The imposition by the federal or state and local governments of various taxes and related obligations upon Internet commerce and online vendors and service providers could create administrative burdens for our businesses, put our businesses at a competitive disadvantage to the extent that similar obligations are not imposed upon their competitors and could decrease future sales.

        While we believe that the practices of our businesses have been structured in a manner to ensure compliance with these laws and regulations, federal or state regulatory authorities may take a contrary position. Our failure and/or the failure of any of our businesses to comply with these laws and regulations could result in fines and/or proceedings against us and/or our businesses by governmental agencies and/or consumers, which could adversely affect our business, financial condition and results of operations.

Maintenance of Systems and Infrastructure—Our success depends, in part, on the integrity of our systems and infrastructures. System interruption and the lack of integration and redundancy in these systems and infrastructures may have an adverse impact on our business, financial conditions and results of operations.

        Our success depends, in part, on our ability to maintain the integrity of our systems and infrastructures, including websites, information and related systems, call centers and distribution and fulfillment facilities. System interruption and the lack of integration and redundancy in our information systems and infrastructures may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent our businesses from efficiently providing services or fulfilling orders. We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services generally, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in our systems and infrastructures, our businesses, our affiliates and/or third parties, or deterioration in the performance of these systems and infrastructures, could impair the ability of our businesses to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, acts of God and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent our businesses from providing services, fulfilling orders and/or processing transactions. While our businesses have backup systems for certain aspects of their operations, these systems are not fully redundant and disaster recovery planning is not sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial conditions and results of operations.

        In addition, any penetration of network security or other misappropriation or misuse of personal consumer information could cause interruptions in the operations of our businesses and subject us to increased costs, litigation and other liabilities. Claims could also be made against us for other misuse of personal information, such as for unauthorized purposes or identity theft, which could result in litigation and financial liabilities, as well as administrative action from governmental authorities. Security breaches could also significantly damage our reputation with consumers and third parties with whom we do business. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of company policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. As a result, current security measures may not prevent any or all security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. We also faces risks associated with security breaches affecting third parties with which we are affiliated or otherwise conduct business online. Consumers are generally concerned with security and privacy of the Internet, and any publicized security problems affecting our businesses and/or those of third parties may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

Privacy—The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

        In the processing of consumer transactions, our businesses receive, transmit and store a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by the privacy and data security policies maintained by us and our businesses. Moreover, there are federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

        Our businesses may also become exposed to potential liabilities as a result of differing views on the privacy of consumer and other user data collected by these businesses. Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage the reputation of these businesses, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect our business, financial condition and results of operations.

Intellectual Property—We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

        We may fail to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties. We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable), as critical to our success. Our businesses also rely heavily upon software codes, informational databases and other components that make up their products and services.

        We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secret or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

        We have generally registered and continue to apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We generally consider the protection of our trademarks to be important for purposes of brand maintenance and reputation. While we vigorously protect our trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which products and services are made available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability of to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

        Some of our businesses have been granted patents and/or have patent applications pending with the United States Patent and Trademark Office and/or various foreign patent authorities for various proprietary technologies and other inventions. We consider applying for patents or for other appropriate statutory protection when we develop valuable new or improved proprietary technologies or inventions are identified, and will continue to consider the appropriateness of filing for patents to protect future proprietary technologies and inventions as circumstances may warrant. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that we own. Likewise, the issuance of a patent to us does not mean that our processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties.

        From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or to determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

FORWARD-LOOKING STATEMENTS

        Forward-looking statements in this prospectus, the public filings or other public statements of the Company are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. Forward-looking statements include the information regarding future financial performance, business prospects and strategy, including the completion of the spin-offs and the realization of related anticipated benefits, anticipated financial position, liquidity and capital needs and other similar matters, in each case relating to the Company.

        Statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "projects," "estimates," "plans," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and not historical facts. You should understand that the following important factors could affect future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

  •
  adverse changes in economic conditions generally or in any of the markets or industries in which the businesses of the Company operate;

  •
  changes in senior management at the Company;

  •
  adverse changes to, or interruptions in, relationships with third parties;

  •
  changes affecting the ability of the Company to efficiently maintain and grow the market share of its various brands, as well as to extend the reach of these brands through a variety of distribution channels and to attract new (and retain existing) customers;

  •
  consumer acceptance of new products and services offered by the Company;

  •
  the rates of growth of the Internet and the e-commerce industry;

  •
  changes adversely affecting the ability of the Company to adequately expand the reach of its businesses into various international markets, as well as to successfully manage risks specific to international operations and acquisitions, including the successful integration of acquired businesses;

  •
  future regulatory and legislative actions and conditions affecting the Company, including:

  •
  the promulgation of new, and/or the amendment of existing laws, rules and regulations applicable to the Company and its businesses; and

  •
  changes in the application or interpretation of existing laws, rules and regulations in the case of the businesses of the Company. In each case, laws, rules and regulations include, among others, those relating to sales, use, value-added and other taxes, software programs, consumer protection and privacy, intellectual property, the Internet and e-commerce;

  •
  competition from other companies;

  •
  changes adversely affecting the ability of the Company and its businesses to adequately protect intellectual property rights, as well as to obtain licenses or other rights with respect to intellectual property in the future, which may or may not be available on favorable terms (if at all);

  •
  the substantial indebtedness of the Company and the possibility that the Company may incur additional indebtedness;

  •
  third-party claims alleging infringement of intellectual property rights by the Company or its businesses, which could result in the expenditure of significant financial and managerial resources, injunctions or the imposition of damages, as well as the need to enter into formal licensing or other similar arrangements with such third parties, which may or may not be available on favorable terms (if at all); and

  •
  natural disasters, acts of terrorism, war or political instability.

        Certain of these factors and other factors, risks and uncertainties are discussed in the "Risk Factors" section of this prospectus. Other unknown or unpredictable factors may also cause actual results to differ materially from those projected by the forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond the control of IAC and the Company.

        You should consider the areas of risk described above, as well as those set forth under the heading "Risk Factors," in connection with considering any forward-looking statements that may be made by the Company generally. Except for the ongoing obligations of the Company to disclose material information under the federal securities laws, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required to do so by law.

THE SEPARATION

General

        On July 1, 2008, the IAC Board of Directors approved the separation of IAC into five separate, publicly traded companies, with each Spinco having a single class of common stock: (1) IAC, (2) HSNi, (3) ILG, (4) Ticketmaster and (5) Tree.com. The separation will be accomplished through the distribution by IAC of all of the shares of the common stock of the Spincos held by IAC to holders of IAC common stock on the record date. Immediately following the distributions, IAC stockholders will own 100% of the outstanding common stock of IAC and the Spincos. You will not be required to make any payment, surrender or exchange your shares of IAC common stock and/or Class B common stock or take any other action to receive your shares of HSNi common.

        The Board of Directors of IAC has reserved the right to modify, delay or abandon the spin-off of any or all of the Spincos. In addition, the spin-offs are subject to the satisfaction or waiver of a number of conditions described under "—Conditions to the Spin-Offs."

The Number of Shares You Will Receive in the HSNi Spin-off

        For every share of IAC common stock and/or Class B common stock that you owned at the close of business on August 11, 2008, the record date, you will receive one-fifth of a share of common stock of HSNi on the distribution date. As described below under "—When and How You Will Receive the Dividend," IAC will not distribute any fractional shares of HSNi common stock to its stockholders.

When and How You Will Receive the Dividend

        IAC will distribute the shares of HSNi common stock on [    •    ], 2008, the distribution date. However, the IAC Board of Directors may determine to delay the HSNi spin-off. The Bank of New York, which currently serves as the transfer agent and registrar for IAC's common stock, will serve as transfer agent and registrar for the HSNi common stock and as distribution agent in connection with the spin-offs.

        If you own IAC common stock and/or Class B common stock as of the close of business on the record date, the shares of Spinco common stock that you are entitled to receive in the spin-off will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the spin-off.

        Commencing on or shortly after the distribution date, if you hold physical stock certificates that represent your shares of IAC common stock and/or Class B common stock and you are the registered holder of the IAC shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Spinco common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of HSNi common stock registered in book-entry form, you are encouraged to contact The Bank of New York by mail at 480 Washington Blvd, Jersey City, NJ 07310 or PO Box 358015, Pittsburgh, PA 15252-8015, by phone at 866-203-6218 (US and Canada) or 201-680-6685 (International), or by email at shrrelations@bnymellon.com.

        Most IAC stockholders hold their shares of IAC common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in "street name" and ownership would be recorded on the bank or brokerage firm's books. If you hold your IAC common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of common stock of the Spincos that you are entitled to receive in the spin-offs. If you have any questions concerning the mechanics of having shares of HSNi common stock held in "street name," you are encouraged to contact your bank or brokerage firm.

        The Bank of New York, as distribution agent, will not deliver any fractional shares of HSNi common stock in connection with the spin-off. Instead, The Bank of New York will aggregate all fractional shares and sell them on behalf of the holders who otherwise would be entitled to receive fractional shares. If you physically hold IAC common stock certificates and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately two weeks from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your IAC stock through a bank or brokerage firm, your bank or brokerage firm will receive on your behalf your pro rata share of the aggregate net cash proceeds of the sales and should electronically credit your account for your share of such proceeds.

Results of the Separation

        After the spin-off, we will be a separate publicly traded company. Immediately following the spin-offs, based on the number of registered stockholders of IAC common stock and Class B common stock on February 25, 2008, and without giving effect to "when-issued" trading, we expect to have approximately 1,500 stockholders of record.

        The actual number of shares to be distributed will be determined based on the number of shares of IAC common stock and class B common stock outstanding on the record date and will reflect the issuance of IAC common stock in connection with any exercise of IAC options, vesting of restricted share units or conversion of other convertible IAC securities between the date the IAC Board of Directors declares the dividend for the distribution and the record date for the spin-off and the issuance of IAC shares under vested IAC equity-based awards between the record date for the spin-off and the distribution date.

        The spin-offs will not affect the number of outstanding shares of IAC common stock and/or Class B common stock or any rights of IAC stockholders. However, in connection with the spin-offs, as more fully described in IAC's proxy statement under Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), filed on July 10, 2008, IAC has sought approval from its stockholders of a proposal to amend its Restated Certificate of Incorporation to effect a 1-for-2 reverse stock split of its common stock and Class B common stock, which may be implemented by IAC's Board of Directors in its sole discretion immediately following the completion of the spin-offs or, if not all of the spin-offs are effected substantially simultaneously, immediately following the first spin-off. If the reverse stock split is approved by IAC's stockholders and implemented by IAC's Board of Directors, each two shares of IAC common stock or Class B common stock will be combined into one share of IAC common stock or Class B common stock, respectively. The purpose of implementing the reverse stock split would be to seek to increase the per share trading price of IAC's common stock following the spin-offs relative to what the per share trading price would be if the reverse stock split were not implemented. An increased trading price could increase interest from institutional investors, investment funds and brokerage firms in IAC common stock, lower the transaction costs involved in purchasing IAC common stock and improve the trading liquidity of IAC common stock. There can be no assurance that the reverse stock split would have the effect of increasing the per share trading price of IAC common stock following the spin-offs relative to what the per share trading price would be if the reverse stock split were not implemented.

Material U.S. Federal Income Tax Consequences of the Spin-Offs

        Subject to the limitations and qualifications described herein, the discussion entitled "Certain U.S. Federal Income Tax Consequences: Each of the Spin-Offs Qualifies as a Transaction that Is Generally Tax Free under Sections 355 and/or 368(a)(1)(D) of the Code" constitutes the opinion of Wachtell, Lipton, Rosen & Katz as to the material U.S. federal income tax consequences of the spin-offs to "U.S. holders" (as defined below) of IAC common stock. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary or proposed U.S. Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS and all other applicable authorities, all as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of IAC common stock that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds IAC common stock, the tax treatment of a partner in such entity generally will depend on the status of the partners and the activities of the partnership. If you are a partner in a partnership holding IAC common stock, please consult your tax advisor.

        This discussion only addresses holders of IAC common stock that are U.S. holders and hold such stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder's particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, persons that are not U.S. holders, financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, mutual funds, tax-exempt organizations, partnerships or other flow-through entities and their partners or members, U.S. expatriates, holders liable for the alternative minimum tax, holders whose functional currency is not the U.S. dollar, and holders who hold their IAC common stock as part of a hedge, straddle, constructive sale or conversion transaction, or holders who acquired IAC common stock pursuant to the exercise of employee stock options or otherwise as compensation). This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of IAC common stock. In addition, no information is provided herein with respect to the tax consequences of the spin-offs under applicable state, local or non-U.S. laws or federal laws other than those pertaining to the federal income tax.

        IAC STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SPIN-OFFS TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

        It is a condition to the spin-offs that IAC shall have received an opinion of Wachtell, Lipton, Rosen & Katz, in form and substance satisfactory to the IAC Board of Directors, regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code (to the extent such qualification is not addressed by an Internal Revenue Service private letter ruling received by IAC), which opinion (and, in the event IAC shall have received the IRS private letter ruling, the private letter ruling) shall not have been withdrawn or modified.

        IAC has requested and expects to receive, prior to effecting any of the spin-offs, a private letter ruling from the IRS and/or an opinion of counsel satisfactory to the IAC board of directors regarding the qualification of the spin-offs, together with certain related transactions, as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code. If the private letter ruling is received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding certain aspects of the transaction that are not covered by the private letter ruling. If the private letter ruling is not received prior to the spin-offs, IAC expects to receive an opinion of counsel regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, and opinions from its external tax advisors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions, and certain state tax consequences to IAC of the spin-offs.

        IAC does not intend to waive the receipt of a private letter ruling and/or an opinion of Wachtell, Lipton, Rosen & Katz as a condition to its obligation to complete the spin-offs and IAC will not waive the receipt of this private letter ruling and/or opinion as a condition to its obligation to complete the spin-offs without recirculating this document.

Certain U.S. Federal Income Tax Consequences: Each of the Spin-Offs Qualifies as a Transaction that Is Generally Tax Free under Sections 355 and/or 368(a)(1)(D) of the Code

        The U.S. federal income tax consequences of the spin-offs are as follows:

  •
  no gain or loss will be recognized by, and no amount will be includible in the income of IAC as a result of the spin-offs, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the spin-offs and with respect to any "excess loss account" or "intercompany transaction" required to be taken into account by IAC under U.S. Treasury regulations relating to consolidated federal income tax returns;

  •
  an IAC stockholder will not recognize income, gain, or loss as a result of the receipt of Spinco common stock pursuant to the spin-offs, except with respect to any cash received in lieu of fractional shares of Spinco common stock;

  •
  an IAC stockholder's aggregate tax basis in such stockholder's Spinco common stock received in the spin-offs (including any fractional share interests in Spinco common stock for which cash is received) will equal such stockholder's aggregate tax basis in its IAC common stock immediately before the spin-offs, allocated between the IAC common stock and the common stock of each Spinco (including any fractional share interest of Spinco common stock for which cash is received) in proportion to their relative fair market values on the date of the spin-offs;

  •
  an IAC stockholder's holding period for Spinco common stock received in the spin-offs (including any fractional share interests of Spinco common stock for which cash is received) will include the holding period for that stockholder's IAC common stock; and

  •
  an IAC stockholder who receives cash in lieu of a fractional share of Spinco common stock in the spin-offs will be treated as having sold such fractional share for cash, and will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the IAC stockholder's adjusted tax basis in the fractional share of Spinco common stock. Such gain or loss will be long-term capital gain or loss if the stockholder's holding period for its Spinco common stock exceeds one year.

        If an IAC stockholder holds different blocks of IAC common stock (generally, shares of IAC common stock acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Spinco common stock received in the spin-offs in respect of particular blocks of IAC common stock.

        U.S. Treasury regulations require IAC stockholders who receive Spinco common stock in the spin-offs to attach to their U.S. federal income tax returns for the year in which the Spinco stock is received a detailed statement setting forth such data as may be appropriate to demonstrate the applicability of Section 355 of the Code to the spin-offs.

Certain U.S. Federal Income Tax Consequences If One or More of the Spin-Offs Were Taxable

        The IRS private letter ruling and/or the opinion of counsel will be based on, among other things, certain assumptions as well as on the accuracy of certain representations and statements that IAC and the Spincos make to the IRS and to counsel. If any of these representations or statements are, or become, inaccurate or incomplete, or if IAC or the Spincos breach any of their respective covenants, the IRS private letter ruling and/or the opinion of counsel may be invalid.

        Moreover, the IRS private letter ruling would not address all the issues that are relevant to determining whether the spin-offs qualify as transactions that are generally tax free for U.S. federal income tax purposes. Notwithstanding the IRS private letter ruling and/or opinion, the IRS could determine that one or more of the spin-offs should be treated as a taxable distribution if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling is false or has been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling.

        If the IRS were to assert successfully that one or more of the spin-offs were taxable, the above consequences would not apply with respect to such spin-off and both IAC and holders of IAC common stock who received shares of Spinco common stock in such spin-off could be subject to tax, as described below. In addition, certain events that may or may not be within the control of IAC or a Spinco, including extraordinary purchases of IAC common stock or Spinco common stock, could cause one or more of the spin-offs not to qualify as tax free to IAC and/or holders of IAC common stock. Depending on the circumstances, a Spinco may be required to indemnify IAC and the other Spincos for some or all of the taxes and certain related losses resulting from the spin-off of such Spinco not qualifying as tax free under Sections 355 and/or 368(a)(1)(D) of the Code. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement." If a spin-off were taxable, then:

  •
  IAC would recognize gain in an amount equal to the excess of the fair market value of Spinco common stock on the date of the spin-off distributed to IAC stockholders over IAC's adjusted tax basis in the stock of such Spinco, and IAC may also recognize income or gain with respect to certain restructuring transactions undertaken in connection with such spin-off;

  •
  each IAC stockholder who received Spinco common stock in the taxable spin-off would be treated as having received a taxable distribution in an amount equal to the fair market value of such Spinco stock (including any fractional shares sold on behalf of the stockholder) on the spin-off date. That distribution would be taxable to the stockholder as a dividend to the extent of IAC's current and accumulated earnings and profits (as increased to reflect any current income, including any gain, recognized by IAC on the taxable spin-off). Any amount that exceeded IAC's earnings and profits would be treated first as a non-taxable return of capital to the extent of the IAC stockholder's tax basis in its IAC common stock with any remaining amounts being taxed as capital gain;

  •
  certain stockholders could be subject to additional special rules, such as rules relating to the dividends received deduction and extraordinary dividends; and

  •
  a stockholder's tax basis in Spinco common stock received generally would equal the fair market value of Spinco common stock on the spin-off date, and the holding period for that stock would begin the day after the spin-off date.

        Even if one or more spin-offs otherwise qualify as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code, they could be taxable to IAC under Section 355(e) of the Code if one or more persons were to acquire directly or indirectly stock representing a 50% or greater interest, by vote or value, in IAC or one of the Spincos during the four-year period beginning on the date which is two years before the date of the spin-off, as part of a plan or series of related transactions that includes the spin-off. If such an acquisition of IAC stock or Spinco stock were to trigger the application of Section 355(e), IAC would recognize taxable gain as described above, but the spin-offs would be tax free to IAC stockholders. In addition, the IRS could disagree with or challenge the conclusions reached in one or more of the tax opinions that IAC expects to receive with respect to certain related matters and transactions. In such case, IAC could recognize material amounts of taxable income or gain.

        In connection with the spin-offs, IAC and the Spincos will enter into a Tax Sharing Agreement. Under the Tax Sharing Agreement, each Spinco will have to indemnify IAC and the other Spincos for any taxes resulting from the spin-off of such Spinco (and any related interest, penalties, legal and professional fees, and all costs and damages associated with related stockholder litigation or controversies) to the extent such amounts result from (i) any act or failure to act by such Spinco described in the covenants in the Tax Sharing Agreement, (ii) any acquisition of equity securities or assets of such Spinco or a member of its group, or (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or in the documents relating to the IRS private letter ruling and/or tax opinions. The ability of IAC or any of the Spincos to collect under these indemnity provisions will depend on the financial position of the indemnifying party. See "Certain Relationships and Related Party Transactions—Tax Sharing Agreement."

        THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFFS UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH IAC STOCKHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFFS TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Common Stock of HSNi

        There is currently no public market for the HSNi common stock. We have been approved to list our common stock on NASDAQ under the symbol "HSNI." The HSNi common stock has been approved for inclusion in the global select market tier of the Nasdaq Stock Market.

Trading Before the Distribution Date

        Beginning on or shortly before the record date and continuing through the distribution date, it is expected that there will be two markets in IAC common stock: a "regular-way" market and an "ex-distribution" market. Shares of IAC common stock that trade on the regular-way market will trade with an entitlement to shares of the common stock of the Spincos distributed pursuant to the spin-offs. Shares that trade on the ex-distribution market will trade without an entitlement to shares of the common stock of the Spincos distributed pursuant to the spin-offs. Therefore, if you sell shares of IAC common stock in the "regular-way" market up to and including through the distribution date, you will be selling your right to receive shares of the common stock of the Spincos in the spin-offs. If you own shares of IAC common stock at the close of business on the record date and sell those shares on the "ex-distribution" market, up to and including through the distribution date, you will still receive the shares of the common stock of the Spincos that you would be entitled to receive pursuant to your ownership of the shares of IAC common stock.

        Furthermore, beginning shortly before the distribution date and continuing up to and including through the distribution date, it is expected that there will be a "when-issued" market in the common stock of each of the Spincos. "When-issued" trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The "when-issued" trading market will be a market for shares of Spinco common stock that will be distributed to IAC stockholders on the distribution date. If you owned shares of IAC common stock at the close of business on the record date, you would be entitled to shares of the Spincos' common stock distributed pursuant to the spin-offs. You may trade this entitlement to shares of common stock of all or any of the Spincos, without the shares of IAC common stock you own, on the "when-issued" market. On the first trading day following the distribution date, "when-issued" trading with respect to Spinco common stock will end and "regular-way" trading will begin.

Conditions to the Spin-Offs

        The IAC Board of Directors has reserved the right, in its sole discretion, to amend, modify or abandon the spin-offs and the related transactions at any time prior to the distribution date. This means IAC may cancel or delay the planned distribution of common stock of all or any of the Spincos if at any time the Board of Directors of IAC determines that the distribution of such common stock is not in the best interests of IAC and its stockholders. If IAC's Board of Directors determines to cancel the spin-off of a Spinco, stockholders of IAC will not receive any dividend of common stock of such Spinco and IAC will be under no obligation whatsoever to its stockholders to distribute such shares.

        Absent a determination of IAC's Board of Directors to the contrary, the Spincos expect that the spin-offs will be effective on [    •    ], 2008, the distribution date. In addition, the spin-offs and related transactions are subject to the satisfaction or waiver (by IAC's Board of Directors in its sole discretion) of the following conditions:

  •
  the registration statement on Form S-1 filed by each of the Spincos with respect to its common shares shall have been declared effective by the SEC or become effective under the Securities Act of 1933, as amended (the "Securities Act"), no stop order suspending the effectiveness of such registration statement shall have been issued and no proceedings for that purpose shall have been instituted or threatened by the SEC;

  •
  the common stock of each of the Spincos shall have been accepted for listing on NASDAQ, subject to compliance with applicable listing requirements;

  •
  no order or other legal restraint or prohibition preventing the consummation of any of the spin-offs or related transactions shall be threatened, pending or in effect;

  •
  any material consents and governmental authorizations necessary to complete the spin-offs shall have been obtained and be in full force and effect;

  •
  the stockholders of IAC shall have approved, in accordance with the Delaware General Corporation Law (the "DGCL"), a merger agreement providing for the merger of a wholly-owned subsidiary of IAC with and into IAC pursuant to which all of the outstanding shares of preferred stock of IAC shall be converted into the right to receive cash;

  •
  the IAC Board of Directors shall have received a written solvency opinion, in form and substance acceptable to the IAC Board of Directors, from Duff & Phelps regarding the spin-offs and related transactions, which opinion shall not have been withdrawn or modified;

  •
  IAC shall have received an opinion of Wachtell, Lipton, Rosen & Katz, in form and substance satisfactory to the IAC Board of Directors, regarding the qualification of the spin-offs as transactions that are generally tax free for U.S. federal income tax purposes under Sections 355 and/or 368(a)(1)(D) of the Code (to the extent such qualification is not addressed by an Internal

    Revenue Service private letter ruling (the "IRS Ruling") received by IAC), which opinion (and, in the event IAC shall have received the IRS Ruling, the IRS Ruling) shall not have been withdrawn or modified;

  •
  IAC shall have received opinions from its external tax advisors, in form and substance satisfactory to the IAC Board of Directors regarding the U.S. federal income tax consequences to IAC of certain related matters and transactions (to the extent such matters are not addressed by the IRS Ruling) and certain state tax consequences to IAC of the spin-offs, which opinions shall not have been withdrawn or modified; and

  •
  IAC shall have received an opinion of Delaware counsel to IAC, in form and substance satisfactory to the IAC Board of Directors, to the effect that the spin-offs do not require approval of the stockholders of IAC under Section 271 of the DGCL.

Reasons for the Separation

        During the fall of 2007, IAC's management, in reviewing the strategic agendas and prospects of its various businesses, concluded that a separation of IAC into five separately traded public companies would best facilitate growth of the businesses. After discussion with the IAC Board of Directors, the Board agreed. Among the factors considered in arriving at this determination were:

  •
  While the Spincos share common attributes, both with each other and with IAC, they generally face different strategic and competitive challenges. As a result, IAC management and the IAC Board determined that, in IAC's current configuration, when facing strategic and operating issues for a particular business, whether having to do with transactional alternatives, capital investment, new business initiatives, compensation or otherwise, considerations of the other businesses and of the company as a whole had the potential to lead to different decisions than might be made by standalone companies. IAC concluded, therefore, that the current structure may not be the most responsive to the exigencies of each business and that the spin-offs will enhance the success of each business by enabling IAC and the Spincos to resolve the problems that arise from the operation of different businesses within the IAC group.

  •
  The lack of a liquid equity currency linked directly to the individual businesses constrained each business' ability to transact in its own industry and to provide equity-based incentive programs for employees that were entirely dependent on the performance of the specific business.

  •
  While efforts were underway to increase the benefits to each business resulting from being a part of IAC, including through cost savings, better talent development and deployment, increased business opportunities, and other initiatives, the common attributes of the Spincos were more limited than initially believed, and there was therefore a limit to the benefits to be realized from such integration and the time horizon for realizing such benefits was substantially longer than IAC had initially believed.

  •
  IAC believed that its stock performance during recent years did not reflect its operating performance or the true value of its businesses. IAC believed that this was in part because of the complexity involved in understanding a variety of businesses represented by a single equity investment, and that increased transparency and clarity into the different businesses of IAC would allow investors to more appropriately value the merits, performance and future prospects of the companies.

        Because IAC concluded that the separation of these businesses would over time enhance their operating performance, open up strategic alternatives that may otherwise not have been readily available to them, and facilitate investor understanding and better target investor demand, IAC believes that following the spin-offs, the common stock of the five publicly traded companies will have a higher aggregate market value than would IAC if it were to remain in its current configuration. No assurances, however, can be given that such higher aggregate market value will be achieved. The IAC Board of Directors believes that such value increase would further facilitate growth of the separated businesses by reducing the costs of equity compensation and acquisitions undertaken with equity consideration, in each case resulting in a real and substantial benefit for the companies.

        The IAC Board of Directors considered a number of other potentially negative factors in evaluating the separation, including loss of synergies from operating as one company, potential disruptions to the businesses as a result of the separation, the potential impact of the separation on the anticipated credit ratings of the Spincos, risks of being unable to achieve the benefits expected to be achieved by the separation and the reaction of IAC stockholders to the separation, the risk that the plan of execution might not be completed and the one-time and ongoing costs of the separation. The IAC Board of Directors concluded that the anticipated benefits of the spin-offs outweighed these factors. In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the IAC Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the IAC Board of Directors likely may have given different weights to different factors.

Litigation with Liberty Media Corporation

        In January 2008, IAC, Barry Diller and Liberty Media Corporation ("Liberty") commenced actions in the Delaware Chancery Court in which Liberty asserted, among other things, that Mr. Diller, the Chairman and CEO of IAC, had breached an agreement between Liberty and him and that therefore Liberty had assumed the right to exercise voting control over IAC. The basis for this claim was that IAC did not have the right to consummate the spin-offs with a single class voting structure and therefore acts in furtherance of the transaction had breached the agreement. After a chancery court decision in IAC and Mr. Diller's favor on March 28, 2008, the parties agreed, on May 13, 2008, to settle that litigation pursuant to the "Spinco Agreement." As described in more detail below under "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation," the Spinco Agreement also contains, among other things, provisions that will become effective at the time of the spin-off of each Spinco with a single class of common stock, including provisions providing Liberty the right to nominate directors to the Spinco's Board of Directors so long as Liberty maintains specified ownership levels, restrictions on acquisitions and transfers of the securities of the Spinco by Liberty and its affiliates, certain standstill restrictions on Liberty and its affiliates and registration rights to be granted to Liberty.

Financial Advisor

        Allen & Company LLC provided financial advice in connection with the spin-offs. Allen & Company was retained in connection with the transaction because of the firm's familiarity with the businesses and assets of IAC and the Spincos and the firm's qualifications and reputation. IAC and Allen & Company have not yet determined the amount of fees to be paid to Allen & Company in connection with its engagement. IAC expects to pay Allen & Company a customary fee.

TREATMENT OF OUTSTANDING IAC COMPENSATORY EQUITY-BASED AWARDS

        In November of 2007, IAC's Compensation and Human Resources Committee (the "Committee") made determinations regarding the treatment in the spin-offs of IAC's compensatory equity-based awards granted on or prior to December 31, 2007. The various adjustments the Committee has determined to make are described below:

  (1)
  All unvested IAC restricted stock units ("RSUs") granted prior to August 2005 will vest immediately prior to the spin-offs, with awards thereafter settled, in accordance with applicable law, in shares of common stock of IAC, HSNi, ILG, Ticketmaster and Tree.com, in each case as though the equity holder owned the number of shares of IAC common stock underlying the IAC RSU award immediately prior to the spin-offs. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 225,233 RSUs, 116,008 RSUs, 328,887 RSUs and 394,110 RSUs, respectively, subject to this treatment.

  (2)
  All unvested IAC RSUs scheduled to vest through February 2009 will vest immediately prior to the spin-offs, with awards thereafter settled, in accordance with applicable law, in shares of common stock of IAC, HSNi, ILG, Ticketmaster and Tree.com, in each case as though the equity holder owned the number of shares of IAC common stock underlying the IAC RSU award immediately prior to the spin-offs. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 78,772 RSUs, 39,685 RSUs, 98,306 RSUs and 32,816 RSUs, respectively, subject to this treatment.

  (3)
  Performance-based IAC RSUs granted in 2007, or Growth Shares, will be converted into non-performance-based IAC RSUs based on "target" value with the same vesting schedule and will thereafter be subject to the other adjustment and conversion provisions described below. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees will hold 153,464 RSUs subject to this treatment.

  (4)
  With respect to each IAC RSU award that provides for vesting of 100% of the award following passage of a multi-year period (cliff vesting awards), the portion of the unvested IAC RSU award that would have vested through February 2009 if the award had vested on an annual basis will convert into five separate RSU awards with respect to IAC and each of the Spincos, based on the applicable distribution ratios in the spin-offs and the two-for-one reverse stock split at IAC, but will otherwise have the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 164,907 RSUs, 118,035 RSUs, 193,104 RSUs and 110,203 RSUs, respectively, subject to this treatment (inclusive of converted Growth Shares).

  (5)
  With respect to all other IAC RSUs that do not vest or convert pursuant to paragraphs (1), (2) or (4) above, the IAC RSUs will convert into an RSU award with respect to shares of common stock of the company that continues to employ the equity holder following the spin-offs, with appropriate adjustments to the number of shares of common stock underlying each such award to maintain pre- and post spin-off values, but otherwise preserving the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees will hold 365,071 RSUs subject to this treatment (inclusive of converted Growth Shares); and

  (6)
  All unexercised option awards, whether vested or unvested, will be split among IAC and each of the Spincos based on relative value at the time of the spin-offs, with appropriate adjustments to the number of shares of common stock underlying each such award and the per share exercise price of each such award to maintain pre- and post spin-off values, but otherwise preserving the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees, ILG employees, Ticketmaster employees and Tree.com employees will hold 734,633 options, 0 options, 816,784 options and 451,885 options, respectively, subject to this treatment.

        With respect to any IAC compensatory equity-based awards granted after December 31, 2007, those awards will convert into awards with respect to shares of common stock of the company that continues to employ the equity holder following the spin-offs, with appropriate adjustments to the number of shares underlying each such award and the per share exercise price of each such award (with respect to options) to maintain pre- and post spin-off values, but otherwise preserving the same vesting terms and other applicable terms and conditions. Based on the most recent available information, it is expected that at the time of the spin-offs HSNi employees will hold 154,643 RSUs and 1,365,500 options subject to this treatment. With respect to stock options, the number of shares of common stock subject to any adjusted stock option will be rounded down to the nearest whole share. With respect to restricted stock units that do not vest in connection with the spin-offs, the number of shares of common stock subject to any adjusted restricted stock unit will be rounded up to the nearest whole share. With respect to restricted stock units that vest in connection with the spin-offs, the number of shares of common stock that an individual will be entitled to receive in connection with the spin-offs will be rounded up to the nearest whole share.

        In the event that IAC abandons the spin-off with respect to one or more Spincos, the adjustments set forth above will apply as described above except that there will be no conversion of IAC equity awards into equity awards of a Spinco that IAC does not spin-off and employees of any such Spinco will be treated as employees of IAC for purposes of the foregoing adjustments.

        The treatment of IAC compensatory equity-based awards held by persons who will be employed by IAC immediately following the spin-offs is generally similar to that described above, with certain adjustments intended to provide retention incentives for IAC corporate employees.

        The principal objective of the Committee in making these adjustments was one of fairness, with some of the particular considerations being:

  •
  A desire to reward service prior to the spin-offs with stock of the companies that made up IAC before the spin-offs, and reward service after the spin-offs with stock of the company for which an employee will work after the spin-offs;

  •
  A recognition that the primary motivation for the Growth Share grants, which was to provide increased incentives for employees to focus on the total performance of the entire IAC conglomerate as opposed to the individual businesses for which they worked through increased volatility of potential rewards, no longer was present given the determination to do the spin-offs;

  •
  An interest in eliminating the complexities that would be associated with adjusting the 2007 performance conditions among five separate public companies and the possibility that such adjustments would not be equitable to all holders of the awards; and

  •
  Compliance with the terms of the applicable equity plans, tax laws and accounting requirements.

DIVIDEND POLICY

        We do not currently expect to pay a regular cash dividend. The declaration and payment of future dividends to holders of common stock of the Company will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, covenants associated with certain debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant.

TRANSFERS TO IAC AND FINANCING

        It is currently expected that in connection with the spin-offs, HSNi will distribute to IAC approximately $324 million in cash, and Ticketmaster and an entity that will become a subsidiary of ILG prior to the spin-offs will make certain distributions to IAC. To fund these distributions, each of these Spincos has entered into financing arrangements, which in the case of HSNi are described below. Additionally, each of these companies may distribute some amount of cash on hand, but these amounts are not presently knowable and are unlikely to be material. The borrowing arrangements for HSNi consist of a combination of secured credit facilities and privately-issued debt securities. HSNi, the borrowing subsidiary of ILG and Ticketmaster are each also expected to dividend to IAC prior to the spin-offs all net receivables owed them by IAC and its affiliates.

        Prior to HSNi making its distribution to IAC, the funds escrowed from the issuance of debt securities by HSNi must be released and certain amounts under the credit facilities of HSNi must be drawn down. In order for the escrowed funds to be released to HSNi, it must deliver a certificate to the effect that the spin-off of HSNi will be consummated within five business days of such certificate on terms that are not materially adverse to the holders of the notes from the terms described in the offering memorandum related to such notes and no default or event of default under the indenture related to such notes has occurred. In order for HSNi to draw down amounts under its secured credit facilities, it must deliver a certificate to the effect that no material adverse effect has occurred (subject to certain scheduled exceptions).

        IAC also is expected to make a cash contribution to Tree.com.

        These dividends and cash contributions were determined by IAC after an assessment of the optimal capital structure for HSNi and for IAC, taking into account each company's cash flow prospects, working capital and other cash needs, potential acquisition agenda and other relevant factors.

        Set forth below is a summary of the principal terms of the agreements that govern the senior secured credit facilities that have been entered into in connection with the HSNi spin-off. This summary is not a complete description of all of the terms of the relevant agreements.

HSNi Senior Secured Credit Facilities

        HSNi is the borrower under new senior secured credit facilities. The senior secured credit facilities are provided by a syndicate of banks and other financial institutions, with Bank of America acting as lead lender. The senior secured credit facilities provide financing of up to $300.0 million, consisting of $150.0 million in term loans with a maturity of five years and a $150.0 million revolving credit facility with a maturity of five years. In addition, subject to certain conditions, including compliance with certain financial covenants, the senior secured credit facilities permit HSNi to incur incremental term and revolving loans under such facilities in an aggregate principal amount of up to $75.0 million. There is currently no commitment in respect of these incremental loans nor is one currently anticipated to be in place upon the consummation of HSNi's spin-off.

        The net proceeds of the term loan portion of the senior secured credit facilities will be used, together with the net proceeds of the notes, to fund a distribution to IAC, to fund transaction fees and expenses and for ongoing working capital and other general corporate purposes. Funds drawn from the revolving credit facility will be used for working capital and general corporate purposes.

  Interest Rate and Fees

        The interest rates per annum applicable to loans under the senior secured credit facilities are, at HSNi's option, equal to either a base rate or a LIBOR rate plus an applicable margin, which will vary with the total leverage ratio of HSNi (but fixed at 2.75% (2.25%) per annum for LIBOR term

(revolving) loans and 1.75% (1.25%) per annum for base rate term (revolving) loans until HSNi delivers financial statements for the first full fiscal quarter after the closing date for the senior secured credit facilities). The alternate base rate means the greater of the rate as quoted from time to time by Bank of America, N.A. as its prime rate and one-half of 1.0% over the federal funds rate.

        Starting on the closing date for the senior secured credit facilities, HSNi will also be required to pay facility fees on the revolving credit facility under the senior secured credit facilities. A commitment fee will be owed in respect of the term loan until the term loan is drawn on the funding date.

  Prepayments

        The senior secured credit facilities require HSNi to prepay outstanding term loans, subject to certain exceptions (including a right of reinvestment of asset sale proceeds in HSNi's business), with the proceeds of certain asset sales, casualty insurance and recovery events, the incurrence of certain indebtedness and a percentage of annual excess cash flow (which may be reduced to 0% upon the achievement of a specified leverage ratio).

        In the event HSNi's spin-off will not have occurred on or before the 5th business day following the funding date of the senior secured credit facilities, then on such date, HSNi will be required to prepay all loans under the senior secured credit facilities and the commitments under the revolving credit facility will be permanently reduced to zero.

  Amortization

        The term loans will amortize in an amount equal to 10% of the original principal amount during 2009, 15% of in 2010, 20% in 2011, 20% in 2012 and 35% in 2013. No term loan amortization payments are due in 2008. The amortization of the term loans for each year is payable in equal quarterly installments, except that the amortization for 2013 will be paid in equal installments at each quarter end in 2013 prior to the maturity date for the term loans and on the maturity date of the term loans.

        Any voluntary prepayments made on the term loans from time to time may be applied against otherwise scheduled amortization obligations. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, five years from the date of the closing of the senior secured credit facilities.

  Guarantee and Security

        All obligations under the senior secured credit facilities are unconditionally guaranteed by each of HSNi's existing and future direct and indirect domestic subsidiaries, subject to certain exceptions. All obligations of HSNi under the senior secured credit facilities and the guarantees of those obligations are secured by (subject to certain exceptions) a first priority pledge of all of the equity interests of each of the domestic subsidiaries of HSNi; a first priority pledge of 65% of the equity interests of each of the first-tier foreign subsidiaries of HSNi; and a first priority security interest in substantially all of the other assets of HSNi and each guarantor.

  Certain Covenants and Events of Default

        The senior secured credit facilities contain customary covenants that, among other things, restrict, subject to certain exceptions, the ability of HSNi and its subsidiaries to grant liens on their assets, incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations, pay dividends and other restricted payments and prepay unsecured indebtedness. The senior secured credit facilities have two financial covenants: a maximum total leverage ratio of 2.75 to 1.00 and a minimum interest coverage ratio of 3.00 to 1.00. The senior secured credit facilities also contain certain customary affirmative covenants and events of default, including the occurrence of a change of control.

        Set forth below is a summary of the principal terms of the agreements that govern the privately-issued debt arrangements for HSNi entered into in connection with the spin-off. This summary is not a complete description of all of the terms of the relevant agreements.

HSNi 11.25% Senior Notes

        Overview.    In connection with the spin-off of HSNi, HSNi has issued $240,000,000 aggregate principal amount of 11.25% Senior Notes due 2016. Interest is payable semi-annually in cash in arrears on August 1 and February 1 of each year, commencing February 1, 2009. The notes will be guaranteed by all entities that will be domestic subsidiaries of HSNi following the completion of the spin-off of HSNi.

        Ranking.    The notes and guarantees are general unsecured obligations of HSNi and the guarantors, respectively, and:

  •
  rank senior to all future debt of HSNi and all existing and future debt of the guarantors, in each case, that is expressly subordinated in right of payment to the notes;

  •
  rank equally in right of payment with all existing and future liabilities of HSNi and the guarantors that are not so subordinated;

  •
  are effectively subordinated to all secured debt (to the extent the value of the collateral securing such debt) of HSNi (including HSNi's senior secured credit facilities) and the guarantors (including the guarantees under HSNi's senior secured credit facilities); and

  •
  are structurally subordinated to all of the existing and future liabilities of HSNi's foreign subsidiaries, none of which guarantee the notes.

        Redemption.    The notes are redeemable by HSNi, in whole or in part, on or after August 1, 2012 at the following prices (expressed as percentages of the principal amount), plus accrued and unpaid interest, on August 1 of the following years: 105.625% (2012), 102.813% (2013) and 100.000% (2014 and thereafter). At any time and from time to time prior to August 1, 2012, the notes are redeemable by HSNi at a redemption price equal to 100% of the principal amount (together with accrued and unpaid interest) plus the greater of (i) 1.0% of the principal amount of such note and (ii) the excess, if any, of (A) an amount equal to the present value of (1) the redemption price of such note at August 1, 2012, plus (2) the remaining scheduled interest payments on the notes to be redeemed (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) to August 1, 2012 (other than interest accrued to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points; over (B) the principal amount of the notes to be redeemed. In addition, up to 35% of the notes are redeemable by HSNi before August 1, 2011 at a price equal to 111.25% of their principal amount, plus accrued and unpaid interest. HSNi must also offer to redeem the notes at 101% of their principal amount, plus accrued and unpaid interest, if it experiences certain kinds of changes of control. Lastly, if HSNi or certain of its subsidiaries (specifically, those that will be designated restricted subsidiaries under the indenture governing the notes) sell assets and do not apply the sale proceeds in a specified manner within a specified time, HSNi is required to make an offer to purchase notes at their face amount, plus accrued and unpaid interest to the purchase date.

        Certain Covenants.    The indenture governing the notes contains covenants that limit, among other things, HSNi's ability and the ability of its restricted subsidiaries to incur additional debt; pay dividends on HSNi capital stock or repurchase HSNi capital stock; make certain investments; grant liens on HSNi's assets; sell certain assets; merge, consolidate or sell all or substantially all of HSNi's assets; and

engage in transactions with affiliates on terms that are not arm's length. Certain covenants, including those pertaining to incurrence of indebtedness, the payment of dividends and stock repurchases, asset sales, mergers and transactions with affiliates will be suspended during any period in which the notes are rated investment grade by both rating agencies and no default or event of default under the indenture has occurred and is continuing.

        Escrow of Proceeds; Special Mandatory Redemption.    HSNi has entered into an escrow agreement pursuant to which it has deposited into escrow an amount equal to the net proceeds of the offering of the notes sold, plus an additional amount sufficient to redeem the notes in cash at the special mandatory redemption price, which is equal to 100% of the principal amount of the notes, plus accrued and unpaid interest on the notes to the day prior to redemption (as described below), assuming the special mandatory redemption occurs on October 14, 2008. Amounts held in escrow will be released upon notice from HSNi to the escrow agent that the spin-off will be consummated within five business days and that no default or event of default under the indenture has occurred and is continuing. If (i) IAC elects to abandon the spin-off or otherwise fails to deliver to the escrow agent the notice referred to above on or before September 30, 2008 or (ii) if the spin-off of HSNi is not consummated within five business days after the receipt of such notice, then, within 10 business days after the relevant date, HSNi will redeem all of the notes at the special mandatory redemption price.

CERTAIN INFORMATION WITH RESPECT TO HSNi

BUSINESS OF HSNi

        When used with respect to any periods following the spin-offs and unless otherwise indicated, the term "HSNi" refers to HSN, Inc., a Delaware corporation, which was incorporated in connection with the spin-offs in May 2008 to hold IAC's retailing businesses, subsidiaries and investments (excluding Shoebuy and Jupiter Shop Channel and certain other equity investments). The following disclosure regarding HSNi's business assumes completion of the spin-offs.

        For information regarding the results of operations of HSNi and its segments on a historical basis, see the Combined Financial Statements of HSNi and the disclosure set forth under the caption "—Management's Discussion and Analysis of Financial Condition and Results of Operations of HSNi." For information regarding the results of operations of HSNi on a pro forma basis to give effect to the completion of the spin-offs, see the Unaudited Pro Forma Condensed Combined Financial Statements for HSNi.

Who We Are

        HSNi owns and operates, through its subsidiaries, HSN, a retailer and interactive lifestyle network offering a broad assortment of products through television home shopping programming on the HSN television network and HSN.com ("HSN"). HSN strives to transform the shopping experience by incorporating experts, entertainment, inspiration, solutions, tips and ideas in connection with the sale of products through the HSN television network and HSN.com. HSNi also owns and operates, through its subsidiaries, the Cornerstone Brands portfolio of catalogs and related websites, including Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements, as well as a limited number of retail stores ("Cornerstone").

        HSNi has two operating segments, HSN and Cornerstone. For the fiscal year ended December 31, 2007, HSN and Cornerstone represented approximately 65% and 35%, respectively, of HSNi's combined revenue.

History

        HSNi's predecessor company began broadcasting television home shopping programming from its studios in St. Petersburg, Florida in 1981, and by 1985, was broadcasting this programming through a national network of cable and local television stations 24 hours a day, seven days a week. The company continued to broaden its national distribution network through a combination of cable, satellite and broadcast systems, and as of December 31, 2007, the HSN television network reached approximately 90.6 million homes in the United States.

        The company acquired Improvements, a catalog featuring thousands of innovative home, patio and outdoor products, in June 2001, and significantly grew its catalogs business through the acquisition of the Cornerstone Brands portfolio of leading print catalogs and related websites in April 2005.

        The company began conducting business online in 1994 and formally launched HSN.com, the online shopping portal for the HSN television network, in 1999. In connection with the spin-offs, the company, together with certain other of IAC's Retailing businesses, subsidiaries and investments, were contributed to HSNi.

What We Do

        HSNi markets and sells a wide range of third party and private label merchandise directly to consumers through HSN, which includes the HSN television network and its related website, HSN.com, as well as through Cornerstone.

        HSNi is committed to providing an evolving variety and mix of quality products at reasonable prices and brands that resonate with its customers. See "—Marketing and Merchandising." Products offered through HSN include electronics and housewares, jewelry, beauty, apparel, health, home fashions, accessories, vitamins and other products. Featured products include HSN-branded (or private label) products and third party-branded products, some of which are produced exclusively for HSN, as well as merchandise generally available through other retailers. Generally, the HSN television network and HSN.com offer the broadest range of products, while the brands and businesses within Cornerstone primarily offer home furnishings, products and accessories, and casual and leisure apparel.

HSN

  Overview

        HSN includes the HSN television network and its related website, HSN.com. The HSN television network broadcasts live, customer interactive television home shopping programming 24 hours a day, seven days a week. This programming is intended to promote sales and customer loyalty through a combination of product quality, value and selection, coupled with product information and entertainment. Programming is divided into separately televised segments, each of which has a host who presents and conveys information regarding featured products, sometimes with the assistance of a representative from the product vendor.

  Reach

        HSN produces live programming for the HSN television network from its studios in St. Petersburg, Florida and distributes this programming by means of satellite uplink facilities, which it owns and operates, to a satellite transponder leased by HSN on a full-time basis through May 2019. HSN has entered into a long-term satellite transponder lease to provide for continued carriage of the HSN television network on a replacement transponder and/or replacement satellite, as applicable, in the event of a failure of the transponder and/or satellite currently carrying the HSN television network. HSN has also designed business continuity and disaster recovery plans to ensure its continued satellite transmission capability on a temporary basis in the event of inclement weather or a natural or other disaster.

        As of December 31, 2006 and 2007, the HSN television network reached approximately 89.0 million and 90.6 million, respectively, of the approximately 111.3 million and 112.8 million homes in the United States with a television set, respectively. Television households reached by the HSN television network as of December 31, 2006 and 2007 primarily include approximately 62.4 million and 62.7 million households capable of receiving cable and/or broadcast transmissions and approximately 26.4 million and 27.8 million direct broadcast satellite system, or DBS, households, respectively.

  Pay Television Distribution

        HSN has entered into multi-year distribution and affiliation agreements with cable television and DBS operators, collectively referred to in this document as pay television operators, in the United States to carry the HSN television network, as well as to promote the network by carrying related commercials and distributing related marketing materials to their respective subscriber bases. HSN currently has contracts with many local and national pay television operators to distribute HSN television programming. Some of HSN's larger pay television operators include: Comcast, Time Warner, DirecTV and Echostar/DISH. HSN television network sales from customers residing in households that subscribed to these larger pay television operators accounted for approximately 30% of HSNi's annual revenue in 2007. In exchange for this carriage and related promotional and other efforts, HSN generally pays these pay television operators a fee, which consists of a per subscriber fee plus commissions, which are based on a percentage of the net merchandise sales to their subscriber bases. In some cases, pay television operators receive additional compensation in the form of advertising insertion time on the HSN television network and commission guarantees in exchange for their commitments to deliver a specified number of subscribers. The average overall length of the terms of the multi-year distribution and affiliation agreements in effect as of June 2008 is 4.6 years. Over time, HSN has moved away from entering into distribution agreements that require the entire distribution fee to be paid at the outset of the contract. Instead, HSN typically negotiates agreements that require HSN to pay monthly or annual fees, which has led to distribution agreements with shorter terms. Distribution and affiliation agreements with major and other pay television operators expire from time to time and renewal and negotiation processes with major pay television operators are typically lengthy. At any given time in the ordinary course of business HSN is likely to be engaged in renewal and/or negotiation processes with one or more pay television operators. HSN is currently engaged in such a process with a major cable pay television operator regarding an agreement that expired in 2005 and, as has typically been the case in similar situations in the past, carriage of the HSN television network has continued (and is expected to continue) under rolling short-term extensions (in this case, month-to-month) pending the conclusion of this process. The ongoing extension of this agreement is on economic terms that are substantially similar to the agreement that expired in 2005. HSN expects that, as in the past, any long-term extension of the agreement will be on terms that, when taken as a whole, are commercially reasonable to HSN and competitive with the economics of other major cable pay television operators.

  Broadcast Television Distribution

        As of December 31, 2007, HSN also had affiliation agreements with 71 low power broadcast television stations for leased carriage of the HSN television network with terms ranging from several weeks to several years. In exchange for this carriage, HSN pays the broadcast television stations hourly or monthly fixed rates. IAC's subsidiary, Ventana Television, Inc. ("Ventana") owns 27 of the 71 low power broadcast television stations that carry the HSN network on a full-time basis. IAC intends to file and receive the appropriate authorization from the Federal Communications Commission ("FCC") before transferring Ventana and its broadcast television licenses to HSNi, as the transfer is subject to FCC approval.

  HSN.com

        HSN also includes HSN.com, a transactional e-commerce site that sells merchandise offered on the HSN television network, as well as select merchandise sold exclusively on HSN.com. HSN.com provides customers with additional content to support and enhance HSN television programming. For example, HSN.com provides users with an online program guide, value-added video of product demonstrations, live streaming video of the HSN television network, customer-generated product reviews and additional information about HSN show hosts and guest personalities.

Cornerstone

        Cornerstone consists of a number of branded catalogs and related websites, the primary of which are Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements, and 26 retail and outlet stores.

        Frontgate features premium, high quality bed, bath and kitchen accessories, as well as outdoor, patio, garden and pool furnishings and accessories. Ballard Designs features European-inspired bed, bath, dining and office furnishings and accessories, as well as rugs, shelving and architectural accents for the home. Garnet Hill offers bed and bath furnishings and soft goods, as well as apparel and accessories for women and children, and Smith+Noble offers custom home furnishings and window treatments. The Territory Ahead offers casual apparel for men and women and TravelSmith offers travel wear for men and women and related accessories. Improvements features thousands of innovative home, patio and outdoor products.

        The various brands within Cornerstone generally incorporate on-site photography and real-life settings, coupled with related editorial content describing the merchandise and depicting situations in which it may be used. Branded catalogs are designed and produced in house, which enables each individual brand to control the production process and reduces the amount of lead time required to produce a given catalog.

        New editions of full-color catalogs are mailed to customers several times each year, with a total annual circulation in 2007 of approximately 400 million catalogs. The timing and frequency of catalog circulation varies by brand and depends upon a number of factors, including the timing of the introduction of new products, marketing campaigns and promotions and inventory levels, among other factors.

        Cornerstone also operates Frontgate.com, BallardDesigns.com, GarnetHill.com, SmithandNoble.com, TheTerritoryAhead.com, TravelSmith.com and Improvements.com, among other branded websites. These websites serve as additional, alternative storefronts for products featured in corresponding print catalogs, as well as provide customers with additional content to support and enhance their shopping experience. Additional content provided by these websites, which differs across the various websites, includes decorating tips and measuring and installation information, a feature that allows customers to browse the corresponding catalog on line and online design centers, gift registries and travel centers.

Supply

        HSN and Cornerstone purchase products by way of short- and long-term contracts and purchase orders, including products made to their respective specifications, as well as name brand merchandise and lines from third party vendors, typically under certain exclusive rights. The terms of these contracts and purchase orders vary depending upon the underlying products, the retail channel in which the products will ultimately be sold and the method of sale. In some cases, these contracts provide for the payment of additional amounts to vendors in the form of commissions, the amount of which is based upon the achievement of agreed upon sales targets, among other milestones. In addition, in the case of some purchases, HSNi businesses may have certain return, extended payment and/or termination rights. The mix and source of products generally depends upon a variety of factors, including price and availability, and HSNi manages inventory levels through periodic, ongoing analyses of anticipated and current sales. No single vendor accounted for more than 5% of HSNi's combined net sales in 2007, 2006 or 2005.

Marketing and Merchandising

        HSN continuously works to bring customers a broad assortment of new and existing products in a compelling, informative and entertaining format. For example, HSN frequently collaborates with experts in a variety of fields to present special events on the HSN television network featuring HSN products and relevant expert content. In most cases, these events are staged at HSN's television studios, and to a lesser extent, staged at venues associated with featured products. Online versions of certain special events are also featured on HSN.com for a limited time period following their broadcast on the HSN television network.

        In an effort to promote its own differentiated brand, HSN seeks to provide its customers with unique products that can only be purchased through HSN. HSN frequently partners with leading personalities and brands to develop product lines exclusive to HSN and believes that these affiliations enhance the awareness of the HSN brand among consumers generally, as well as increase the extent to which HSN and/or products sold through HSN are featured in the media. In some cases, vendors have agreed to market their HSN affiliation to their existing customers (i.e., by way of e-mail notifying customers when their products will be featured on the HSN television network).

        HSN also engages in co-promotional partnerships with major media companies to secure print advertising in national fashion, style and/or lifestyle publications to market HSN to prospective customers in its target demographic, as well as search engine marketing and targeted offline advertising around the holidays and other key promotional periods.

        The Cornerstone brands differentiate themselves by offering customers an assortment of innovative proprietary and branded apparel and home products. In many cases, Cornerstone, seeks to secure exclusive distribution rights for certain products. In addition, Cornerstone employs in-house designers or partners with leading manufacturers to develop exclusive new technology, such as wrinkle free fabrications. The various Cornerstone brands use their respective websites to promote special sales events and e-mail marketing to promote special offers, including cross-promotions for other Cornerstone brands. In addition, Cornerstone partners with third parties to offer promotional events such as sweepstakes and/or other advertising agreements. HSNi believes that these affiliations enhance the awareness of the Cornerstone brands among consumers as well as strengthen its various brands overall.

Order Entry, Fulfillment and Customer Service

        HSNi provides customers with convenient options in connection with the purchase, payment and shipment of merchandise, some of which vary by brand, business or product. Products may be purchased online or through sales and service centers, and, in the case of Cornerstone only, by way of traditional catalog sales order form submissions. In addition, in the case of HSN only, products may be purchased by phone through an automated attendant system or, in limited markets, by remote control through pay television set-top boxes.

        In addition to traditional payment options, such as credit and debit cards, payment options include private label credit cards and, in the case of HSN only, Flexpay, pursuant to which customers may pay for select merchandise in two to six interest-free, monthly credit or debit card payments. See "Risk Factors Relating to the Business of HSNi Following the Spin-Offs—Flexpay Program." HSN also offers its customers the convenience of ordering products under the Autoship program, pursuant to which customers may arrange to have products automatically shipped and billed at scheduled intervals. Standard and express shipping options are available and customers may generally return most merchandise for a full refund or exchange in accordance with applicable return policies (which vary by brand and business), subject to restocking fees for custom merchandise in the case of products sold through Cornerstone. Returns generally must be received within specified time periods after purchase, ranging from a minimum of thirty days to a maximum of one year, depending upon the applicable policy.

        HSNi seeks to fulfill customer orders and process returns quickly and accurately from a network of fulfillment centers located, for HSN, in Tennessee, California and Virginia, and for Cornerstone, in Ohio. HSNi contracts with several third party carriers and other fulfillment partners to ensure the reliable and timely delivery of products to its customers and processing of returns.

        Customers can also generally track the status of their orders through HSN.com and the various websites operated by Cornerstone, confirm information regarding shipping and, in some cases, confirm the availability of inventory and establish and manage personal accounts. Customers may communicate directly with customer service via e-mail or by telephone, with call center representatives available seven days a week.

Competition

        HSNi brands and businesses operate in a highly competitive environment. These brands and businesses are in direct competition for consumers with traditional offline and online retailers (both television and internet retailers), ranging from large department stores to specialty shops, electronic retailers, direct marketing retailers, mail order and catalog companies, infomercial retailers, wholesale clubs and discount retailers. In addition, the HSN television network competes for access to customers and audience share with other conventional forms of entertainment and content. The price and availability of programming for pay television systems affect the availability of distribution for HSN television programming and the compensation that must be paid to pay television operators for related carriage and competition for channel capacity and placement continues to increase. Principal competitive factors for HSNi brands and businesses include (i) brand recognition, (ii) value, quality and selection of merchandise, (iii) customer experience, including customer service and reliability of fulfillment and delivery services and (iv) convenience and accessibility of sales channels.

Employees

        As of December 31, 2007, HSNi employed approximately 5,500 full-time employees and approximately 1,100 part-time employees. No HSNi employees are represented by unions or other similar organizations and HSNi considers its relations with its employees to be good.

Properties

        HSNi owns its corporate headquarters in St. Petersburg, Florida, which consist of approximately 600,000 square feet of office space and include television studios, showrooms, broadcast facilities and administrative offices for HSN, as well as an HSN fulfillment center in Piney Flats, Tennessee. HSNi leases two additional HSN fulfillment centers in Fontana, California and Roanoke, Virginia pursuant to long-term leases that expire in 2011 and 2015, as well as other properties in various locations in the United States for executive and administrative offices and data centers. Cornerstone leases substantially all of its properties, consisting of administrative offices, retail outlets and fulfillment centers in West Chester, Ohio, as well as 26 retail stores and outlets in various locations throughout the United States, all pursuant to long-term leases with expiration date ranging from 2008 to 2018.

        All leases with HSNi brands and businesses are at prevailing market rates. HSNi believes that the duration of each lease is adequate and does not anticipate any future problems renewing or obtaining suitable leases for its principal properties. HSNi believes that its principal properties, whether owned or leased, are currently adequate for the purposes for which they are used and are suitably maintained for these purposes. From time to time HSNi considers various alternatives related to its long term facilities needs. While HSNi management believes existing facilities are adequate to meet its short term needs, it may become necessary to lease or acquire additional or alternative space to accommodate future growth.

HSNi Legal Proceedings

        In the ordinary course of business, HSNi and its subsidiaries are parties to litigation involving property, personal injury, contract, intellectual property and other claims. The amounts that may be recovered in such matters may be subject to insurance coverage or, where the claim arises from a product sold by HSNi's businesses, indemnity from the manufacturer. HSNi does not believe that such ordinary course litigation will have a material effect on its business, financial condition or results of operations.

        Rules of the Securities and Exchange Commission require the description of material pending legal proceedings, other than ordinary, routine litigation incident to the registrant's business, and advise that proceedings ordinarily need not be described if they primarily involve damage claims for amounts (exclusive of interest and costs) not exceeding 10% of the current assets of the registrant and its subsidiaries on a consolidated basis. In the judgment of management, none of the pending litigation matters which HSNi and its subsidiaries are defending involves or is likely to involve amounts of that magnitude.

CAPITALIZATION

        The following table presents HSNi's cash and cash equivalents and capitalization as of March 31, 2008 on an historical basis and on an unaudited pro forma basis for the separation and the financing. Pro forma for the separation and the financing includes the $390 million in indebtedness that HSNi will hold at separation. In connection with the separation, HSNi will distribute the net proceeds of the financing to IAC and any cash on hand except for $50 million which it will retain. The separation of HSNi and the related financing transactions are described in the notes to the Unaudited Pro Forma Condensed Combined Balance Sheet under the Unaudited Pro Forma Condensed Combined Financial Statements as if the separation and the related transactions and events had been consummated on March 31, 2008.

        The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and HSNi believes such assumptions are reasonable under the circumstances.

        This table should be read in conjunction with "Selected Historical Financial Data," "Transfers to IAC and Financing," "Description of Capital Stock of HSNi," "Management's Discussion and Analysis of Financial Condition and Results of Operations of HSNi," the combined financial statements of HSNi and the "Unaudited Pro Forma Condensed Combined Financial Statements" and accompanying notes included in this Prospectus.

        The table below is not necessarily indicative of HSNi's cash and cash equivalents and capitalization had the separation and the related financing transactions been completed on March 31, 2008. The capitalization table below may not reflect the capitalization or financial condition which would have resulted had HSNi been operating as an independent, publicly-traded company at that date and is not necessarily indicative of HSNi's future capitalization or financial condition.

	As of March 31, 2008
	Historical	Unaudited Pro Forma for the Separation and Financing
	(In millions)
Cash and cash equivalents	$8	$50

Long-term debt:
Revolving Credit Facility (1)	$—	$—
Term Loan Facility	—	150

Total secured debt	—	150
Senior Notes 11.25% due August 1, 2016	—	240

Total long-term debt	—	390

Invested equity	2,986	2,654

Total capitalization	$2,986	$3,044

(1)
Revolving credit facility provides for borrowing of up to $150 million.

SELECTED HISTORICAL FINANCIAL DATA

        The following table presents summary selected historical combined financial information for HSN, Inc. ("HSNi"). This data was derived, in part, from the historical combined financial statements of HSNi included elsewhere in this document and reflects the operations and financial position of HSNi at the dates and for the periods indicated. The information in this table should be read in conjunction with the combined financial statements and accompanying notes and other financial data pertaining to HSNi included herein. However, this financial information does not necessarily reflect what the historical financial position and results of operations of HSNi would have been had HSNi been a stand-alone company during the periods presented.

	Year Ended December 31,					Three Months Ended March 31,
	2007	2006	2005(1)	2004 (unaudited)	2003 (unaudited)	2008 (unaudited)	2007 (unaudited)
			(In thousands)
Statement of Operations Data:
Revenue	$2,908,242	$2,877,954	$2,670,951	$1,905,903	$1,763,689	$676,886	$666,705
Operating income	169,791	213,196	195,152	127,748	104,223	15,078	30,147
Earnings from continuing operations	105,233	133,532	127,077	84,235	62,047	9,406	18,652
Net income	164,804	122,817	223,221	79,048	77,344	8,346	17,086

	December 31,					March 31,
	2007	2006	2005(1) (unaudited)	2004 (unaudited)	2003 (unaudited)	2008 (unaudited)
	(In thousands)
Balance Sheet Data (end of period):
Working capital	$147,185	$340,592	$320,991	$241,871	$189,194	$200,235
Total assets	4,220,631	4,458,167	4,527,376	3,988,728	3,935,580	4,200,329
Invested equity	2,942,886	3,123,716	3,158,360	2,464,651	2,501,750	2,986,371

(1)
Includes the results of Cornerstone Brands, Inc. since its acquisition on April 1, 2005.

HSN, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

        The following Unaudited Pro Forma Condensed Combined Financial Statements of HSN, Inc. and subsidiaries ("HSNi") reflect adjustments to the historical combined financial statements of HSNi to give effect to the separation and related financing transactions described in the notes to the Unaudited Pro Forma Condensed Combined Financial Statements as of March 31, 2008 for the Unaudited Pro Forma Condensed Combined Balance Sheet and as of January 1, 2007 and January 1, 2008 for the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2007 and the three months ended March 31, 2008, respectively.

        The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and HSNi believes such assumptions are reasonable under the circumstances.

        The following Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical combined financial statements of HSNi and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of HSNi included in this Prospectus.

        These Unaudited Pro Forma Condensed Combined Financial Statements are not necessarily indicative of HSNi's results of operations or financial condition had the separation and related transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had HSNi been operating as an independent publicly traded company during such periods. In addition, they are not necessarily indicative of HSNi's future results of operations or financial condition.

HSN, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED COMBINED BALANCE SHEET

MARCH 31, 2008

	Historical	Pro Forma Adjustments	Notes	Pro Forma
	(In thousands, except share data)
ASSETS
Cash and cash equivalents	$8,017	$374,000	(a)	$50,000
		(332,017)	(b)
Other current assets	574,788	—		574,788

Total current assets	582,805	41,983		624,788
Non-current assets	3,617,524	16,000	(a)	3,633,524

TOTAL ASSETS	$4,200,329	$57,983		$4,258,312

LIABILITIES AND INVESTED EQUITY
LIABILITIES:
Current liabilities	$382,570	$—		$382,570
Long-term debt	—	390,000	(a)	390,000
Other long-term liabilities	831,388	—		831,388
INVESTED EQUITY:
Common shares, $0.01 par value; 300,000,000 authorized; 55,747,109 issued and outstanding on a pro forma basis	—	557	(b)	557
Additional paid-in capital	—	2,652,555	(b)	2,652,555
Invested capital	4,530,799	(4,530,799)	(b)	—
Receivables from IAC and subsidiaries	(1,545,670)	1,545,670	(b)	—
Accumulated other comprehensive income	1,242	—		1,242

Total invested equity	2,986,371	(332,017)		2,654,354

TOTAL LIABILITIES AND INVESTED EQUITY	$4,200,329	$57,983		$4,258,312

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF OPERATIONS

MARCH 31, 2008

	Historical	Pro Forma Adjustments	Notes	Pro Forma
	(In thousands, except per share data)

Revenue	$676,886	$—		$676,886
Operating expenses	661,808	529	(c)	662,613
		276	(d)

Operating income	15,078	(805)		14,273
Other income (expense):
Interest income	15	—		15
Interest expense	—	(9,731)	(e)	(9,731)

Total other income (expense), net	15	(9,731)		(9,716)

Earnings from continuing operations before income taxes	15,093	(10,536)		4,557
Income tax provision	(5,687)	3,915	(f)	(1,772)

Earnings from continuing operations	$9,406	$(6,621)		$2,785

Pro forma earnings per share:(g)
Basic earnings per share from continuing operations				$0.05
Diluted earnings per share from continuing operations				$0.05

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA
CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

	Historical	Pro Forma Adjustments	Notes	Pro Forma
	(In thousands, except per share data)

Revenue	$2,908,242	$—		$2,908,242
Operating expenses	2,738,451	1,633	(c)	2,741,187
		1,103	(d)

Operating income	169,791	(2,736)		167,055
Other income (expense):
Interest income	252	—		252
Interest expense	—	(38,925)	(e)	(38,925)
Other expense	(256)	—		(256)

Total other expense, net	(4)	(38,925)		(38,929)

Earnings from continuing operations before income taxes	169,787	(41,661)		128,126
Income tax provision	(64,554)	15,482	(f)	(49,072)

Earnings from continuing operations	$105,233	$(26,179)		$79,054

Pro forma earnings per share:(g)
Basic earnings per share from continuing operations				$1.38
Diluted earnings per share from continuing operations				$1.32

The accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS

(a)
In connection with the separation, HSNi raised $390 million through a combination of privately issued debt securities (the "Notes") and a secured credit facility (the "Term Loan"). HSNi raised $240 million through the Notes and $150 million through the Term Loan, in addition, HSNi negotiated a $150 million revolving credit facility (the "RCF"). The total estimated costs incurred in connection with the issuance of the Notes and borrowings under the Term Loan and establishing the RCF are $16.0 million, including the original issue discount of $1.6 million related to the Notes. The net proceeds are approximately $374.0 million. The Notes have a maturity of eight years from the date of issuance and the Term Loan and RCF have five year terms. The assumed effective interest rate on the Notes is estimated to be 11.375% and LIBOR plus 2.75% for the Term Loan. The RCF is expected to have a fee of 0.50% for the unused portion.

(b)
To effect the terms of the separation as follows:

(i)
The transfer of approximately $332.0 million in cash to IAC prior to HSNi's separation from IAC which was raised from the financing referred to in note (a) above, HSNi will retain $50 million in cash upon the separation, inclusive of cash on hand;

(ii)
The extinguishment of the receivable from IAC and subsidiaries; and

(iii)
The issuance of 55.7 million shares to effect the transfer of the ownership of HSNi from IAC to IAC's shareholders based upon an expected exchange ratio of 1/5th a share of HSNi for each share of IAC and the number of IAC common shares outstanding as of March 31, 2008 before giving effect to the 1 for 2 reverse stock split of IAC shares that is expected to be effected in connection with the separation.

(c)
HSNi expects to incur additional costs related to being a stand-alone, public company. These costs have been estimated to be $9.7 million on an annual basis. These costs relate to the following:

•
additional personnel including accounting, tax, treasury, internal audit and legal personnel;

•
professional fees associated with audits, tax and other services;

•
increased insurance premiums;

•
increased health and welfare benefit costs;

•
costs associated with a board of directors;

•
increased franchise taxes, stock exchange listing fees, fees for preparing and distributing periodic filings with the Securities and Exchange Commission; and

•
other administrative costs and fees.

  The total costs referred to above were compared to the corporate allocations from IAC for the three months ended March 31, 2008 and for the year ended December 31, 2007 in order to determine the incremental costs expected to be incurred for each period as follows:

	Three Months Ended March 31, 2008	Year Ended December 31, 2007
	(In thousands)
Estimated stand-alone, public company costs	$2,366	$9,745
Less: corporate allocations	(1,837)	(8,112)

Incremental costs of being a stand-alone, public company	$529	$1,633

HSN, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

  The significant assumptions involved in arriving at these estimates include:

  •
  the number of additional personnel required to operate as a public company and the compensation level with respect to each position;

  •
  the level of additional assistance HSNi will require from professional service providers;

  •
  the increase in insurance premiums as a stand-alone public company;

  •
  the increase in health and welfare costs as a stand-alone entity; and

  •
  the type and level of other costs expected to be incurred in connection with being a stand-alone public company.

  This amount excludes the $1.4 million of estimated one-time recruiting fees; professional fees for legal and tax services (e.g. initial benefit plan design); and other costs (e.g. initial stock exchange listing fees) expected to be incurred in initially establishing HSNi as a stand-alone public company. These costs are therefore not expected to recur.

  The information presented above in note (c), with respect to the costs that HSNi expects to incur as a stand-alone, public company, is forward looking information within the meaning of "Forward-Looking Statements" as described on pages 20-21 of this Prospectus.

(d)
To reflect the additional compensation expense associated with equity-based awards that will be granted only upon consummation of the separation.

  The awards related to the consummation of the separation are expected to be granted to the Chief Executive Officer of HSNi in the form of stock options. The issuance of these awards is contingent upon the consummation of the separation. The expense related to these awards is included as a pro forma adjustment because they will vest over four years and will therefore have an impact on the ongoing operations of HSNi. The amount of the award was determined using a Black Scholes calculation. The aggregate estimated value of the award is being amortized to expense on a straight-line basis over the four year vesting period of the awards. This does not reflect non-recurring compensation expense related to modifications of existing vested stock options and restricted stock units that will be made in connection with the separation described below.

  Vested stock options and unvested stock options to purchase shares of IAC common stock will be modified as follows in connection with the separation:

    Each option will convert into an option to purchase shares of common stock of all five companies, with adjustments to the number of shares subject to each option and the option exercise prices based on the relative values of IAC and the other four companies following the separation, with the intent to generally maintain equivalent value immediately pre and post transaction.

  A calculation of the estimated value of the vested options immediately prior to the separation and immediately after the separation was performed using the Black Scholes model. The incremental charge of $35 thousand resulted from the higher estimated value of the vested stock options after the separation. This higher value is due to higher estimated weighted average expected volatility of the stock price of the five companies after the separation than the expected volatility of IAC's stock price. The expense is a one-time charge because the options are fully vested and there is no future service requirement.

HSN, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS (Continued)

  The modification related to IAC issued restricted stock units ("RSUs") relates to the accelerated vesting, upon the consummation of the separation, of all RSUs granted prior to August 8, 2005 and all awards that were scheduled to vest prior to February 28, 2009. The estimated expense of $6.5 million is the previously unrecognized expense associated with these awards. The expense is treated as non-recurring because after the separation no future service is required with respect to these awards.

  There may be additional stock-based awards granted in connection with the separation but the amount of such awards, if any, has not yet been determined and no expense with respect thereto has been reflected herein.

(e)
This reflects the incremental interest expense related to the financing referred to in note (a) above. It includes interest expense at an effective rate of 11.375% on the Notes and LIBOR plus 2.75% on the Term Loan, LIBOR is assumed to be 2.80%, the aggregate assumed rate is therefore 5.55%. It also reflects expense at 0.50% on the RCF which is assumed to be unused. The interest expense calculation includes the amortization of debt issuance costs over the applicable term of each portion of the financing. The interest rates are based upon current assumptions, which with respect to the Notes is based upon the pricing of the Notes on July 16, 2008. A 25 basis point change in the interest rate would result in an increase or decrease to interest expense by $0.6 million for the Notes and $0.4 million for the Term Loan.

(f)
To reflect the tax effect of the pro forma adjustments at an assumed effective tax rate of 37.2% which represents a federal statutory rate of 35% and a state effective statutory rate of 2.2%.

(g)
Earnings per share and weighted average shares outstanding reflect the historical number of common shares used to calculate IAC's earnings per share, adjusted based on an expected exchange ratio of 1/5th of a share of HSNi for each share of IAC. These amounts reflect the portion of outstanding equity-based awards that were included in IAC's dilutive earnings per share calculation. Pro forma earnings per share is calculated using the following:

	Three Months Ended March 31, 2008	Year Ended December 31, 2007
	(In thousands)
Earnings from continuing operations	$2,785	$79,054

Basic shares outstanding—weighted average shares	55,753	57,137
Other dilutive securities including stock options, warrants and restricted stock and share units	1,496	2,729

Diluted shares outstanding—weighted average shares	57,249	59,866

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF HSNi

        The following discussion describes the financial condition and results of operations of HSN, Inc. ("HSNi") as though HSNi were a separate company as of the dates and for the periods presented and includes the businesses, assets and liabilities that will comprise HSNi following the spin-off.

Spin-Off

        On November 5, 2007, IAC/InterActiveCorp ("IAC") announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying HSNi as one of those five companies. We refer to the separation transaction herein as the "spin-off." In connection with the spin-off, HSNi was incorporated as a Delaware corporation in May 2008. HSNi currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities. Upon completion of the spin-off, HSNi will primarily consist of HSN and Cornerstone, the businesses that formerly comprised IAC's Retailing segment. HSN consists of the HSN television network and HSN.com, and Cornerstone includes the Cornerstone Brands portfolio of leading print catalogs and related websites, as well as a limited number of retail stores. HSNi will not include the equity investment in Jupiter Shop Channel, the investment in Arcandor AG and the related contingent value right. The businesses to be operated by HSNi following the spin-off are referred to herein as the "HSNi Businesses." HSNi will also include the entities described below in the Management Overview under the heading "Discontinued Operations."

Basis of Presentation

        The historical combined financial statements of HSNi and its subsidiaries and the disclosure set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations of HSNi reflect the contribution or other transfer to HSNi of all of the subsidiaries and assets and the assumption by HSNi of all of the liabilities relating to the HSNi Businesses in connection with the spin-off and the allocation to HSNi of certain IAC corporate expenses relating to the HSNi Businesses. Accordingly, the historical combined financial statements of HSNi reflect the historical financial position, results of operations and cash flows of the HSNi Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the HSNi Businesses with the exception of accounting for income taxes. For purposes of these financial statements, income taxes have been computed for HSNi on an as if stand-alone, separate tax return basis. These financial statements are prepared on a combined, rather than a consolidated, basis because they exclude certain investments and assets that were owned, either directly or indirectly, by legal entities that comprise the HSNi Businesses. The ownership of these investments and assets will be retained by IAC after the spin-off. These combined financial statements present IAC's and its subsidiaries net investment in the HSNi Businesses as invested equity in lieu of shareholders' equity. Intercompany transactions and accounts have been eliminated.

        In the opinion of HSNi's management, the assumptions underlying the historical combined financial statements of HSNi are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of HSNi would have been had HSNi been a stand-alone company during the periods presented.

MANAGEMENT'S OVERVIEW

        HSNi markets and sells a wide range of third party and private label merchandise directly to consumers through (i) television home shopping programming broadcast on the HSN television network, (ii) catalogs, which consist primarily of the Cornerstone Brands portfolio of leading print catalogs and (iii) websites, which consist primarily of HSN.com and branded websites operated by Cornerstone Brands.

        HSNi's television home shopping business and related internet commerce is referred to herein as "HSN" and all catalog operations and related internet commerce are collectively referred to herein as "Cornerstone."

Sources of Revenue

        HSN revenue includes merchandise sales originating from the live television broadcast of its programming 24 hours per day, seven days a week and the HSN.com website. HSN also sells merchandise through its "Autoship" program under which customers receive scheduled merchandise shipments according to a pre-determined calendar.

        Cornerstone sells private label and third party merchandise. The primary brands within the Cornerstone business portfolio include Frontgate, Ballard Designs, Garnet Hill, Smith+Noble, The Territory Ahead, TravelSmith and Improvements.

Products and Customers

        HSNi sells a wide array of merchandise across its various channels of distribution. HSN merchandise categories primarily consist of jewelry, apparel & accessories, health & beauty and home & other. Cornerstone merchandise categories generally consist of home furnishings (including indoor/outdoor furniture, window treatments and other home-related goods) and apparel & accessories.

        HSNi management believes that, combined with a multi-channel distribution strategy, merchandise diversification appeals to a broader segment of potential customers and is an important part of its overall business strategy. HSNi is continually developing new merchandise offerings from existing, potential and future suppliers, to supplement its existing product lines.

Channels of Distribution; Marketing Costs

        HSNi markets and offers products directly to customers through television programming, catalogs and branded websites, allowing customers to conveniently and directly transact with HSNi. HSN's live television programming is distributed primarily through cable and satellite distribution agreements. HSN reached approximately 90.6 million, 89.0 million and 89.0 million households as of December 31, 2007, 2006 and 2005, respectively, and believes its television network reaches approximately 80% of the available households in the United States. Catalog circulation was 400.8 million and 421.2 million in 2007 and 2006, respectively, and 336.1 million from its date of acquisition in April 2005. Catalog circulation fluctuates by brand, generally driven by seasonal considerations and customer demand trends. Although the majority of HSNi's marketing costs are incurred in the distribution of its television programming and catalog circulation, HSNi has and expects to continue to invest in online and offline advertising to build its brands and drive traffic to its websites.

        In addition, some of the HSNi Businesses manage affiliate programs, pursuant to which they pay commissions and fees to third parties based on revenue earned. These distribution channels might also offer their own products, as well as those of other third parties, that compete with those made available and offered by the HSNi Businesses.

        Sales and marketing expense as a percentage of revenue increased to approximately 20% in both 2007 and 2006 from approximately 19% in 2005.

Access to Supply

        The HSNi Businesses purchase merchandise from a wide variety of third party vendors, manufacturers and other sources pursuant to short- and long-term contracts and purchase orders. In particular, the HSNi Businesses purchase a significant amount of merchandise from vendors and manufacturers abroad, particularly China. HSNi depends on the ability of vendors and manufacturers in the U.S. and abroad to produce and deliver goods that meet applicable quality standards. Cornerstone, in particular, is dependent, in significant part, upon independent, third party manufacturers to produce private label merchandise. In addition, HSNi provides certain supplier partners with important customer acquisition channels through its multiple brands and businesses.

Discontinued Operations

        Discontinued operations consist of HSNi Businesses that engaged in television retailing and other forms of television-based commerce in Europe, primarily in Germany and the United Kingdom. Discontinued operations in Germany consist of EUVÍA, a group of companies that were primarily engaged in television game-based entertainment and commerce; and Home Shopping Europe GmbH & Co. KG, and its affiliated station HSE24 ("HSE"), a television and internet retailer. Discontinued operations in the United Kingdom consist of Quiz TV Limited a television game-based entertainment network and iBuy, a television and internet auction-formatted retailer.

        During the second quarter of 2005, HSNi sold its 48.6% ownership interest in EUVÍA. During the second quarter of 2006, Quiz TV Limited ceased operations and during the fourth quarter of 2006, iBuy was classified as held for sale. Additionally, in the second quarter of 2007, both iBuy's assets and HSE were sold. Accordingly, discontinued operations in the accompanying combined statements of operations and cash flows include EUVÍA and HSE through June 2, 2005 and June 19, 2007, respectively. Quiz TV Limited and iBuy are presented as discontinued operations in the accompanying combined balance sheets and combined statements of operations and cash flows for all periods presented.

2006/2007 Developments

        HSNi made a significant leadership change in April 2006 with the appointment of a new Chief Executive Officer. Executive and key personnel changes ensued, continuing into 2007. These changes were motivated by a desire to improve HSNi's operating performance and better position HSNi for future growth. These new executive leaders aligned their staffs, repositioned merchandise, evaluated supplier relationships and redefined business processes in support of new company strategies primarily focused on defining a clear and differentiated brand. As part of these strategies, HSNi re-launched the HSN.com website with, among other improvements, streaming video and enhanced navigation capabilities; improved its television programming through the use of new and upgraded sets, on-air talent and overall presentation; improved quality of service with the focus of driving retention and repeat customers; and the elimination of non-core businesses.

        While these actions gave rise to increased operating expenses, primarily in the form of employee acquisition and transition costs, they were undertaken as discrete parts of HSNi's strategy to create an identity for itself as a lifestyle, editorial, programmed commerce network that provides great products with innovative and engaging presentation.

        In April 2007, largely as a result of increasing cable and satellite distribution costs, HSN ceased operating America's Store, a home shopping network that reached an average of 14.3 million and

15.0 million households during 2006 and 2005, respectively. America's Store sales were $15.9 million, $88.6 million and $86.7 million in 2007, 2006, and 2005, respectively.

        As a part of executing its strategies, HSNi disposed of certain merchandise lines and discontinued vendor relationships not aligned with its evolving brand identity. In addition, while seeking merchandise that aligned with its brand identity, it acquired certain merchandise that did not perform to expectations with its customers, resulting in excess on-hand inventory. Much of this excess merchandise inventory was discounted and sold at clearance-level prices on TV, over the internet, through promotional catalogs, in outlet stores, or liquidated through wholesalers. HSN will continue to refine its product assortment in support of its improved brand identity.

Recent Developments; 2008 Second Quarter Results

        IAC has released its consolidated earnings for the three months ended June 30, 2008 and filed its Form 10-Q for the quarter ended June 30, 2008 with the Commission. The financial information for HSNi presented therein is not prepared on a basis consistent with that used in the preparation of the combined financial information of HSNi presented herein because the financial information of HSNi in this Prospectus includes:

  •
  allocations of stock based compensation expense;

  •
  allocation of IAC corporate expenses;

  •
  the calculation of income taxes on a stand-alone, separate return basis; and

  •
  footnotes and other disclosures required for this information to be presented in accordance with generally accepted accounting principles.

        The preparation and review of the allocations related to stock-based compensation expense and IAC corporate expenses and the calculation of income taxes and the preparation of the required footnotes and other disclosures is not yet complete as IAC's financial personnel have been principally focused on IAC's reporting requirements for the quarter ended June 30, 2008.

        The reported financial results for HSNi, as presented below, are as reported in IAC's consolidated financial statements and will differ from those presented for HSNi in this Prospectus on a standalone basis as explained above.

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Change
	(In millions, except average price point)
Revenue
HSN	$460.9	$415.4	11%
Cornerstone	235.0	266.3	(12)%
Intercompany Elimination	—	(0.2)	NM

	$695.9	$681.5	2%

Operating income (loss)
HSN	$26.7	$21.8	23%
Cornerstone	(298.6)	13.0	NM

	$(271.9)	$34.8	NM

Operating metrics(a)
Units shipped	12.5	12.5	—%
Gross profit %	35.8%	38.2%
Return rate	18.3%	18.8%
Average price point	$62.08	$60.99	2%
Internet %(b)	33%	31%
Catalogs mailed	80.8	109.2	(26)%

(a)
Excludes units sold on a wholesale basis.

(b)
Internet demand as a % of HSNi demand excluding liquidations and services.

        Revenue reflects 11% growth at HSN, partially offset by a 12% decline at Cornerstone. Online sales continued to grow at a double digit rate in the second quarter.

        HSN revenue growth is the result of a 4% increase in unit shipments, and a 5% increase in average price point. The product mix shifted towards the electronics and housewares, and health and beauty categories. Overall, HSN improved sales efficiency and increased the number and average spend of active customers. HSN's total active customers grew 3% during the quarter. Cornerstone revenue decline reflects an 8% decrease in units shipped and a 3% decline in average price point as the business continues to be affected by the difficult retail environment, particularly in the home category.

        HSN operating income growth principally reflects a 7% increase in gross profit dollars and leverage over operating expenses. Strong revenue growth was partially offset by lower gross profit margins due to the shift in sales mix to the electronics and housewares category, higher shipping and handling costs related to sales mix and increased fuel costs. HSN operating income also reflects lower amortization of intangibles, partially offset by higher amortization of non-cash marketing.

        Cornerstone's operating loss reflects a $300 million impairment charge related to goodwill and intangible assets, lower gross margins in a highly promotional retail environment, partially offset by reduced costs associated with a 26% decrease in catalog circulation. The impairment charge reflects the significant deterioration in the macro economic environment for retailers, particularly in the home and apparel categories (which are Cornerstone's primary markets), the negative impact of this environment on Cornerstone's performance and the related reduction in market valuations for retailers.

Results of Operations for the Years Ended December 31, 2007, 2006 and 2005

Revenue

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
HSN	$1,892,582	0%	$1,884,650	0%	$1,887,661
Cornerstone	1,016,091	2%	994,621	27%	783,743
Inter-segment elimination	(431)	67%	(1,317)	(191)%	(453)

Total revenue	$2,908,242	1%	$2,877,954	8%	$2,670,951

        Revenue primarily relates to the sale of merchandise and is reduced by incentive discounts and sales returns. In accordance with Staff Accounting Bulletin 104, revenue is recorded when delivery to the customer has occurred. Delivery is considered to have occurred when the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment. HSNi's sales policy allows customers to return merchandise for a full refund or exchange, subject in some cases to restocking fees and exceptions to certain merchandise.

        Revenue in 2007 increased $30.3 million from 2006 primarily due to slight growth from Cornerstone, while revenue from HSN remained relatively flat. Online sales continued to grow at a double digit rate in 2007. Revenue from HSN grew 4%, excluding America's Store which ceased operations on April 3, 2007. HSNi's revenue reflects a 2% increase in average price point, partially offset by a 1% decrease in units shipped. Average price point was $60.09 in 2007, up from $58.70 in 2006. Overall units shipped in 2007 were negatively impacted by reduced revenue associated with the shutdown of America's Store. Revenue from America's Store in 2007 was approximately $15.9 million compared to $88.6 million in 2006.

        Revenue in 2006 increased $207.0 million from 2005 principally reflecting the inclusion of Cornerstone Brands since its acquisition in April 2005 and subsequent growth of Cornerstone in 2006. Revenue benefited from a 7% increase in units shipped, a 2% increase in average price point, partially offset by a 110 basis point increase in return rates. Average price point and units shipped were $58.70 and 54.3 million, respectively, in 2006, up from $57.72 and 50.7 million, respectively, in 2005.

  HSN

        Revenue from HSN in 2007 increased $7.9 million. Excluding America's Store, revenue reflect a 2% increase in average price point and a 3% increase in units shipped, partially offset by a 70 basis point increase in average return rates. The increase in average price point in 2007 was primarily due to a shift in product mix to the electronics/housewares category (included in home & other) from the health & beauty category. Electronics/housewares merchandise generally carry a higher average price point than health & beauty merchandise offerings. HSN manages its product mix to provide a balance between satisfying existing customer demand, generating interest from potential viewers and customers, providing new merchandise or values to its viewership and maximizing airtime and internet efficiency. Return rates at HSN in 2007 were 19.6%, up from 18.7% in 2006, primarily driven by overall higher return rates in several product categories.

        Product mix from HSN is provided in the table below:

	Years Ended December 31,
	2007	2006	2005
Jewelry	18%	18%	18%
Apparel & accessories	13%	13%	12%
Health & beauty	19%	20%	20%
Home & other	50%	49%	50%

Total	100%	100%	100%

        Revenue from HSN in 2006 decreased $3.0 million from 2005, primarily due to a 3% increase in units shipped, offset by a 160 basis point increase in return rates and a 2% decrease in average price point. Overall, HSN experienced a decrease in TV sales of products in the electronic/housewares and health & beauty categories, which contributed to flat revenue, despite double digit online sales growth. In addition, revenue from HSN was also adversely impacted by higher overall return rates in several product categories, as well as product mix shifts into categories with generally higher average return rates. Return rates at HSN in 2006 were 18.7%, up from 17.1% in 2005.

  Cornerstone

        Revenue from Cornerstone in 2007 increased $21.5 million from 2006 primarily due to a 5% increase in average price point, partially offset by a 2% decrease in units shipped resulting principally from a planned decrease in circulation at certain catalog brands.

        Revenue from Cornerstone in 2006 increased $210.9 million from 2005 reflecting the inclusion of Cornerstone Brands since its acquisition in April 2005 and subsequent growth of Cornerstone in 2006. On a pro forma basis, assuming Cornerstone Brands had been acquired on January 1, 2005, revenue growth in 2006 would have been $29.3 million, or 3%, benefiting primarily from increased units shipped, due, in part, to higher catalog circulation and increased average price point.

Cost of Sales

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
HSN	$1,252,098	3%	$1,218,606	1%	$1,208,364
Cornerstone	568,381	4%	547,914	25%	439,946
Inter-segment elimination	(431)	67%	(1,317)	(191)%	(453)

Cost of sales	$1,820,048	3%	$1,765,203	7%	$1,647,857

As a percentage of total revenue	63%	125 bp	61%	(36) bp	62%
Gross margins	37%	(125) bp	39%	36 bp	38%

bp

bp = basis point

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Cost of sales—HSN	$1,252,098	3%	$1,218,606	1%	$1,208,364
As a percentage of HSN revenue	66%	150 bp	65%	65 bp	64%
HSN gross margins	34%	(150) bp	35%	(65) bp	36%
Cost of sales—Cornerstone	$568,381	4%	$547,914	25%	$439,946
As a percentage of Cornerstone revenue	56%	85 bp	55%	(105) bp	56%
Cornerstone gross margins	44%	(85) bp	45%	105 bp	44%

        Cost of sales consists primarily of the cost of products sold, as well as shipping and handling costs and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in warehouse functions. Cost of products sold includes merchandise cost, inbound freight and duties and in the case of HSN, certain allocable general and administrative costs, including certain warehouse costs.

        Cost of sales in 2007 increased $54.8 million from 2006, primarily due to an increase of $44.2 million in the cost of products sold, $4.4 million of which relates to an increase in inventory reserves, a shift in mix to lower gross margin products, an increase of $8.2 million in shipping and handling costs and the effect of merchandise liquidation and markdowns, all of which contributed to a decrease in overall gross margins of 125 basis points to 37.4%. Higher return rates negatively impact both revenue and gross margins as higher returns result in higher warehouse processing costs and higher inventory markdowns for goods that are not resalable at full retail price. The impact of the increase in overall return rates on gross margins is $10.8 million in 2007.

        Cost of sales in 2006 increased $117.3 million from 2005, primarily due to an increase of $74.2 million in cost of products sold and $38.8 million in shipping and handling costs. Included in these increases is the impact of the acquisition of Cornerstone Brands on April 1, 2005. On a pro forma basis, assuming Cornerstone Brands had been acquired on January 1, 2005, cost of sales in 2006 would have increased $14.9 million, or 1%. Overall gross margins increased 36 basis points to 38.7% driven primarily by a shift in sales mix to higher full price items, and lower fulfillment costs as a percentage of merchandise cost at Cornerstone. Although HSNi benefited from higher gross margins at Cornerstone, gross margins at HSN declined 60 basis points due to higher return rates and increased shipping and handling costs. Gross margins in 2005 were impacted by a $5.8 million favorable adjustment to certain accrued liabilities. The impact of the increase in overall return rates on gross margins was $16.4 million in 2006.

Selling and marketing expense

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
HSN	$272,896	5%	$260,794	4%	$249,912
Cornerstone	323,015	(0)%	324,203	29%	250,965

Selling and marketing expense	$595,911	2%	$584,997	17%	$500,877

As a percentage of total revenue	20%	16 bp	20%	157 bp	19%

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Selling and marketing expense—HSN	$272,896	5%	$260,794	4%	$249,912
As a percentage of HSN revenue	14%	58 bp	14%	60 bp	13%
Selling and marketing expense—Cornerstone	$323,015	(0)%	$324,203	29%	$250,965
As a percentage of Cornerstone revenue	32%	(81) bp	33%	57 bp	32%

        Selling and marketing expense consists primarily of advertising and promotional expenditures, compensation and other employee-related costs (including stock-based compensation) for personnel engaged in customer service and sales functions and on-air distribution costs. Advertising and promotional expenditures primarily include catalog production and distribution costs ("catalog circulation costs") and online marketing, including fees paid to search engines and third party distribution partners.

        Selling and marketing expense in 2007 increased $10.9 million from 2006, primarily due to increases of $6.7 million in on-air distribution costs at HSN, $6.2 million in compensation and other employee-related costs and $4.2 million in advertising and promotional expenditures, which is net of a decrease of $6.6 million in catalog circulation costs. The increase in on-air distribution costs is primarily related to newly executed contracts with cable and satellite distribution partners. Compensation and other employee-related costs increased in the current year period due in part to a 15% increase in headcount as well as increased management transition costs.

        Selling and marketing expense in 2006 increased $84.1 million from 2005, primarily due to the full year inclusion of Cornerstone Brands and subsequent growth of Cornerstone in 2006, as well as an increase of $9.4 million in on-air distribution costs at HSN. Excluding the impact of Cornerstone, selling and marketing expense increased $10.9 million from 2005 primarily driven by a $9.4 million increase in on-air distribution costs and an increase in compensation and other employee-related costs.

General and administrative expense

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
HSN	$141,379	7%	$131,538	3%	$127,417
Cornerstone	70,576	29%	54,723	25%	43,763

General and administrative expense	$211,955	14%	$186,261	9%	$171,180

As a percentage of total revenue	7%	82 bp	6%	6 bp	6%

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
General and administrative expense—HSN	$141,379	7%	$131,538	3%	$127,417
As a percentage of HSN revenue	7%	49 bp	7%	23 bp	7%
General and administrative expense—Cornerstone	$70,576	29%	$54,723	25%	$43,763
As a percentage of Cornerstone revenue	7%	144 bp	6%	(8) bp	6%

        General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources, information technology and executive management functions, facilities costs and fees for professional services.

        General and administrative expense in 2007 increased $25.7 million from 2006, primarily due to higher compensation and other employee-related costs of $14.3 million and increases of $3.9 million in bad debt expense and $3.4 million in professional fees. Between 2006 and 2007, HSNi invested in leadership by increasing compensation and expanding its management team. General and administrative expense was further impacted by increases in compensation and other employee-related costs associated with retail store expansion and internet development at Cornerstone. The increase in bad debt expense is primarily due to increased Flexpay sales. Flexpay, which is offered exclusively through HSN, allows customers to pay for merchandise in interest free monthly payments over a 2-6 month period. Flexpay sales were 54% and 48% of HSN's net merchandise sales for 2007 and 2006, respectively. HSNi expects to incur increased costs related to the additional financial and legal requirements associated with being a separate public company, as well as increased non-cash compensation associated with the modification of existing stock-based compensation awards in connection with the spin-off and the grant of new awards post spin-off.

        General and administrative expense in 2006 increased $15.1 million from 2005, primarily due to the acquisition of Cornerstone Brands on April 1, 2005 and an increase in compensation and other employee-related costs principally related to management transition.

        Effective January 1, 2006, HSNi adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method. There was no impact to the amount of stock-based compensation recorded in the combined statements of operations for the years ended December 31, 2006 and 2005 as a result of adopting SFAS 123R. HSNi has been recognizing expense for all stock-based grants since August 9, 2005, in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") due to the modification resulting from the Expedia spin-off. The majority of stock-based compensation expense is reflected in general and administrative expense. As of December 31, 2007, there was approximately $23.0 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is expected to be recognized over a weighted average period of approximately 2.7 years.

Production and programming expense

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
HSN	$58,913	5%	$56,224	3%	$54,849
Cornerstone	138	(76)%	576	(11)%	645

Production and programming expense	$59,051	4%	$56,800	2%	$55,494

As a percentage of total revenue	2%	6 bp	2%	(10) bp	2%

        Production and programming expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in production and programming at HSN.

        Production and programming expense in 2007 increased $2.3 million from 2006, primarily due to an increase of $2.9 million in compensation and other employee-related costs and a charge of $2.0 million in connection with the termination of a contract for a satellite no longer in use. These increases were partially offset by lower broadcast fees related to the shutdown of America's Store in April 2007.

        Production and programming expense in 2006 increased $1.3 million from 2005, primarily due to increased expenses related to compensation and other employee-related costs.

Depreciation

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
HSN	$25,404	(13)%	$29,082	(17)%	$35,216
Cornerstone	8,959	9%	8,191	43%	5,731

Depreciation	$34,363	(8)%	$37,273	(9)%	$40,947

As a percentage of total revenue	1%	(11) bp	1%	(24) bp	2%

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Depreciation—HSN	$25,404	(13)%	$29,082	(17)%	$35,216
As a percentage of HSN revenue	1%	(20) bp	2%	(32) bp	2%
Depreciation—Cornerstone	$8,959	9%	$8,191	43%	$5,731
As a percentage of Cornerstone revenue	1%	6 bp	1%	9 bp	1%

        Depreciation in 2007 and 2006 decreased $2.9 million and $3.7 million, respectively, primarily due to certain fixed assets becoming fully depreciated at HSNi, partially offset by the incremental depreciation associated with capital expenditures made throughout 2006 and 2007. The increase in capital expenditures relates primarily to Cornerstone's distribution, call center and retail store expansion, and internet related initiatives.

Operating Income Before Amortization

        Operating Income Before Amortization is a Non-GAAP measure and is defined in "HSNi's Principles of Financial Reporting."

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
HSN	$148,303	(23)%	$193,139	(12)%	$220,013
Cornerstone	50,771	(23)%	66,027	37%	48,308

Operating Income Before Amortization	$199,074	(23)%	$259,166	(3)%	$268,321

As a percentage of total revenue	7%	(216) bp	9%	(104) bp	10%

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Operating Income Before Amortization—HSN	$148,303	(23)%	$193,139	(12)%	$220,013
As a percentage of HSN revenue	8%	(241) bp	10%	(141) bp	12%
Operating Income Before Amortization—Cornerstone	$50,771	(23)%	$66,027	37%	$48,308
As a percentage of Cornerstone revenue	5%	(164) bp	7%	47 bp	6%

        Operating Income Before Amortization in 2007 decreased $60.1 million from 2006, primarily due to a 125 basis point decrease in gross margins, increased general and administrative expense of $25.7 million and increased selling and marketing expense of $10.9 million.

        Operating Income Before Amortization in 2006 decreased $9.2 million from 2005, primarily due to higher operating costs associated with increased catalog circulation and a $9.4 million increase in on-air distribution costs at HSN, partially offset by higher revenue noted above and a 36 basis point increase in gross margins.

Operating income

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
HSN	$134,866	(18)%	$163,904	3%	$159,794
Cornerstone	34,925	(29)%	49,292	39%	35,358

Operating income	$169,791	(20)%	$213,196	9%	$195,152

As a percentage of total revenue	6%	(157) bp	7%	10 bp	7%

	Years Ended December 31,
	2007	% Change	2006	% Change	2005
	(Dollars in thousands)
Operating Income—HSN	$134,866	(18)%	$163,904	3%	$159,794
As a percentage of HSN revenue	7%	(157) bp	9%	23 bp	8%
Operating Income—Cornerstone	$34,925	(29)%	$49,292	39%	$35,358
As a percentage of Cornerstone revenue	3%	(152) bp	5%	44 bp	5%

        Operating income in 2007 decreased $43.4 million from 2006, primarily due to the decrease in Operating Income Before Amortization described above, a $4.4 million increase in amortization of non-cash marketing and a $0.4 million increase in non-cash compensation expense, partially offset by a $21.5 million decrease in amortization of intangibles resulting from certain intangible assets being fully amortized in 2006 and 2007. The amortization of non-cash marketing referred to in this report consists of non-cash marketing and advertising secured by IAC from Universal Television as part of the IAC transaction pursuant to which Vivendi Universal Entertainment, LLLP ("VUE") was created, and the subsequent transaction by which IAC sold its partnership interests in VUE.

        Operating income in 2006 increased $18.0 million from 2005, despite the decrease in Operating Income Before Amortization described above primarily due to a $25.2 million decrease in the amortization of intangibles resulting from certain intangible assets being fully amortized in 2006 and a $2.0 million decrease in non-cash compensation expense.

Income tax provision

        In 2007 and 2006, HSNi recorded an income tax provision for continuing operations of $64.6 million and $79.2 million, respectively, which represents effective tax rates of 38% and 37%,

respectively. These tax rates are higher than the federal statutory rate of 35% due principally to state and local income taxes. In 2005, HSNi recorded a tax provision for continuing operations of $66.3 million which represents an effective tax rate of 34%. The 2005 tax rate is lower than the federal statutory rate of 35% due principally to a decrease in net deferred tax liabilities due to a change in HSNi's state effective tax rate partially offset by state and local income taxes.

        HSNi adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" effective January 1, 2007. The cumulative effect of the adoption resulted in a decrease of $0.2 million to retained earnings. As of January 1, 2007 and December 31, 2007, HSNi had unrecognized tax benefits of approximately $5.2 million and $11.7 million, respectively, which included accrued interest of $0.9 million and $2.8 million, respectively.

        By virtue of previously filed separate company and consolidated tax returns with IAC, HSNi is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by HSNi are recorded in the period they become known.

        The Internal Revenue Service ("IRS") is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of HSN. The statute of limitations for these years has been extended to December 31, 2008. Tax filings in various state, local and foreign jurisdictions are currently under examinations, the most significant of which are Florida, New York state and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2008. HSNi believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $2.3 million within twelve months of the current reporting date due to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized benefits cannot be made, but are not expected to be significant.

        Under the terms of the tax sharing agreement, which will be executed in connection with the spin-off, IAC will generally retain the liability related to federal and state returns filed on a consolidated or unitary basis for all periods prior to the spin-off.

Discontinued operations

        Discontinued operations in the accompanying combined statements of operations include EUVÍA and HSE through June 2, 2005 and June 19, 2007, respectively. Quiz TV Limited and iBuy are presented as discontinued operations in the accompanying combined financial statements for all periods presented. Income (loss) from these discontinued operations in 2007, 2006 and 2005 was income of $29.0 million, losses of $10.7 million and income of $22.8 million, respectively, net of tax. Income from discontinued operations, net of tax, in 2007 primarily includes the income of HSE. Losses from discontinued operations, net of tax, in 2006 primarily includes the losses of iBuy and Quiz TV Limited, partially offset by the income of HSE. Income from discontinued operations, net of tax, in 2005 primarily includes the income of HSE and EUVÍA.

        Additionally, HSNi recognized after-tax gains in 2007 and 2005 of $30.6 million and $73.3 million on the sales of HSE and EUVÍA, respectively.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 2007, HSNi had $6.2 million of cash and cash equivalents.

        Net cash provided by operating activities attributable to continuing operations was $137.6 million and $167.7 million in 2007 and 2006, respectively. The decrease of $30.1 million in net cash provided by operating activities reflects a decrease in income from continuing operations of $28.3 million combined with a decrease in depreciation and amortization of intangibles of $24.5 million and a decrease of cable and satellite distribution fees and amortization of $7.8 million. The decrease in depreciation and amortization of intangibles reflects a higher percentage of HSNi's depreciable/amortizable assets reaching the end of their estimated useful lives in 2007 as compared to the prior year, while the reduction in cable and satellite distribution fees reflects the trend of HSNi negotiating shorter-term agreements with its cable and satellite distribution partners. Also affecting cash provided by operating activities in 2007 were increases in accounts receivable, primarily due to an increase in Flexpay sales, inventories and accounts payable and other current liabilities. During 2007, inventory increased by $3.5 million to $317.4 million from $313.9 million at December 31, 2006, primarily due to increased merchandise purchases as well as lower than anticipated sales at Cornerstone.

        Net cash used in investing activities attributable to continuing operations in 2007 of $140.2 million resulted primarily from cash transfers of $91.6 million to IAC and capital expenditures of $48.7 million. The cash transfers to IAC relate primarily to the transfer of HSNi's excess cash to IAC in connection with IAC's centrally managed U.S. treasury function. Net cash used in investing activities attributable to continuing operations in 2006 of $224.4 million resulted primarily from cash transfers of $188.3 million to IAC and capital expenditures of $36.0 million.

        Net cash provided by financing activities attributable to continuing operations in 2007 and 2006 of $2.4 million and $2.3 million, respectively, was primarily due to excess tax benefits from stock-based awards.

        Net cash used in discontinued operations in 2007 and 2006 of $48.5 million and $38.2 million, respectively, relates primarily to the operations of HSE and iBuy. HSNi does not expect future cash flows associated with existing discontinued operations to be material.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Purchase obligations(a)	$135,023	$43,871	$80,698	$10,454	$—
Operating leases	131,171	29,832	48,704	32,520	20,115

Total contractual cash obligations	$266,194	$73,703	$129,402	$42,974	$20,115

(a)
The purchase obligations primarily relate to cable contracts and include obligations for future cable distribution and commission guarantees.

	Amount of Commitment Expiration Per Period
Other Commercial Commitments*	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Letters of credit and surety bonds	$25,390	$25,078	$—	$312	$—

*
The letters of credit ("LOCs") primarily consist of trade LOCs, which are used for inventory purchases. Trade LOCs are guarantees of payment based upon the delivery of goods. The surety bonds primarily consist of customs bonds, which relate to the import of merchandise into the United States.

Off-Balance Sheet Arrangements

        Other than the items described above, HSNi does not have any off-balance sheet arrangements as of December 31, 2007.

Results of Operations for the Three Months Ended March 31, 2008 Compared to the Three Months Ended March 31, 2007

Revenue

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
HSN	$478,973	5%	$454,053
Cornerstone	197,954	(7)%	212,775
Inter-segment elimination	(41)	67%	(123)

Total revenue	$676,886	2%	$666,705

        Revenue primarily relates to the sale of merchandise and is reduced by incentive discounts and sales returns. In accordance with Staff Accounting Bulletin 104, revenue is recorded when delivery to the customer has occurred. Delivery is considered to have occurred when the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment. HSNi's sales policy allows customers to return merchandise for a full refund or exchange, subject in some cases to restocking fees and exceptions to certain merchandise.

        Revenue in 2008 increased $10.2 million from 2007 primarily due to 9% growth at HSN, excluding America's Store which ceased operations on April 3, 2007, partially offset by a decline of 7% at Cornerstone. Revenue from America's Store in 2007 was approximately $15.9 million. Online sales continued to grow at a double digit rate in the first quarter of 2008. HSNi's revenue reflects a 3% increase in average price point on comparable units shipped. Average price point is $61.20 in 2008, up from $59.49 in 2007.

  HSN

        Revenue from HSN in 2008 increased $24.9 million, reflecting a 5% increase in average price point on comparable units shipped, partially offset by a 90 basis point increase in average return rates. The increase in average price point in 2008 is primarily due to a shift in product mix from the health & beauty category to the home division (including electronics and cookware). Electronics merchandise generally carries a higher average price point than health & beauty merchandise offerings. During the first quarter of 2008, HSN continued to improve sales efficiency and increased the number and spend of active customers. Return rates at HSN in 2008 were 20.0%, up from 19.1% in 2007, primarily driven by overall higher return rates in several product categories.

        Product mix from HSN is provided in the table below:

	Three Months Ended March 31,
	2008	2007
Jewelry	16%	17%
Apparel & accessories	13%	12%
Health & beauty	18%	21%
Home & other	53%	50%

Total	100%	100%

  Cornerstone

        Revenue from Cornerstone in 2008 decreased $14.8 million from 2007 primarily due to a 4% decrease in units shipped and a 2% decrease in average price point. Cornerstone, which operates in the home and apparel merchandise categories, was negatively affected by lower consumer demand and aggressive competitive action in this difficult retail environment. Revenue was also negatively impacted by a 15% decrease in catalog circulation.

Cost of sales

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
HSN	$324,092	8%	$300,988
Cornerstone	117,351	(0)%	117,841
Inter-segment elimination	(41)	67%	(123)

Cost of sales	$441,402	5%	$418,706

As a percentage of total revenue	65%	241 bp	63%
Gross margins	35%	(241) bp	37%

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Cost of sales—HSN	$324,092	8%	$300,988
As a percentage of HSN revenue	68%	137 bp	66%
HSN gross margins	32%	(137) bp	34%
Cost of sales—Cornerstone	$117,351	(0)%	$117,841
As a percentage of Cornerstone revenue	59%	390 bp	55%
Cornerstone gross margins	41%	(390) bp	45%

        Cost of sales consists primarily of the cost of products sold, shipping and handling costs and compensation and other employee-related costs (including stock-based compensation) for personnel engaged in warehouse functions. Cost of products sold includes merchandise cost, inbound freight and duties and in the case of HSN, certain allocable general and administrative costs, including certain warehouse costs.

        Cost of sales in 2008 increased $22.7 million from 2007, primarily due to an increase of $18.9 million in the cost of products sold and an increase of $3.1 million in shipping and handling costs. The increase in cost of sales as a percentage of revenue was due to a decrease in gross margins of 390 basis points and 137 basis points at Cornerstone and HSN, respectively. The decrease in gross margins at Cornerstone was principally due to an aggressive increase in promotional pricing and clearance activity, a higher return rate and an increase in fulfillment costs. The decrease in gross margins at HSN was due to a shift in product mix to lower gross margin products, primarily electronics and cookware, the effect of merchandise clearance sales and higher shipping and handling costs, partially offset by lower inventory reserves. Higher return rates negatively impact gross margins as higher returns result in higher warehouse processing costs and higher inventory markdowns for goods that are not resalable at full retail price. The year over year impact of the increase in overall return rates on gross margins is $2.6 million.

Selling and marketing expense

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
HSN	$67,698	(1)%	$68,511
Cornerstone	69,052	2%	67,942

Selling and marketing expense	$136,750	0%	$136,453

As a percentage of total revenue	20%	(26) bp	20%

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Selling and marketing expense—HSN	$67,698	(1)%	$68,511
As a percentage of HSN revenue	14%	(95) bp	15%
Selling and marketing expense—Cornerstone	$69,052	2%	$67,942
As a percentage of Cornerstone revenue	35%	295 bp	32%

        Selling and marketing expense consists primarily of advertising and promotional expenditures, compensation and other employee-related costs (including stock-based compensation) for personnel engaged in customer service and sales functions and on-air distribution costs. Advertising and promotional expenditures primarily include catalog production and distribution costs and online marketing, including fees paid to search engines and third party distribution partners.

        Selling and marketing expense in 2008 increased $0.3 million from 2007, primarily due to an increase of $3.7 million in compensation and other employee-related costs, partially offset by decreases of $2.5 million in on-air distribution costs at HSN and $0.8 million in advertising and promotional expenditures. Compensation and other employee-related costs increased in the current year period due in part to a 7% increase in headcount as well as increased management transition costs as the prior year period was favorably impacted by the reversal of accrued severance expense. The decrease in on-air distribution costs is primarily due to lower broadcast fees related to the shutdown of America's Store in April 2007.

General and administrative expense

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
HSN	$37,943	11%	$34,171
Cornerstone	16,431	(17)%	19,795

General and administrative expense	$54,374	1%	$53,966

As a percentage of total revenue	8%	(6) bp	8%

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
General and administrative expense—HSN	$37,943	11%	$34,171
As a percentage of HSN revenue	8%	40 bp	8%
General and administrative expense—Cornerstone	$16,431	(17)%	$19,795
As a percentage of Cornerstone revenue	8%	(100) bp	9%

        General and administrative expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in finance, legal, tax, human resources, information technology and executive management functions, facilities costs and fees for professional services.

        General and administrative expense in 2008 increased $0.4 million from 2007, primarily due to an increase of $2.6 million in bad debt expense, partially offset by a decrease of $2.0 million in professional fees. The increase in bad debt expense is primarily due to increased Flexpay sales. Flexpay, which is offered exclusively through HSN, allows customers to pay for merchandise in interest free monthly payments over a 2-6 month period. Flexpay sales were 54% and 48% of HSN's net merchandise sales for 2008 and 2007, respectively. The decrease in professional fees is primarily due to lower legal fees at Cornerstone. HSNi expects to incur increased costs related to the additional financial and legal requirements associated with being a separate public company, as well as increased non-cash compensation associated with the modification of existing stock-based compensation awards in connection with the spin-off and the grant of new awards in connection with and subsequent to the spin-off.

        General and administrative expense includes non-cash compensation expense of $2.5 million in both 2008 and 2007. As of March 31, 2008, there was approximately $29.2 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards, which is currently expected to be recognized over a weighted average period of approximately 3.0 years (exclusive of the impact of the modification related to the spin-off, which consists of the accelerated vesting of certain unvested restricted stock units and the modification of all unvested and vested stock options).

Production and programming expense

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
HSN	$14,341	(4)%	$14,867
Cornerstone	2	(84)%	13

Production and programming expense	$14,343	(4)%	$14,880

As a percentage of total revenue	2%	(11) bp	2%

        Production and programming expense consists primarily of compensation and other employee-related costs (including stock-based compensation) for personnel engaged in production and programming at HSN.

        Production and programming expense in 2008 decreased $0.5 million from 2007, primarily due to lower broadcast fees related to the shutdown of America's Store in April 2007, partially offset by an increase of $0.6 million in compensation and other employee-related costs.

Depreciation

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
HSN	$6,550	2%	$6,414
Cornerstone	2,476	21%	2,054

Depreciation	$9,026	7%	$8,468

As a percentage of total revenue	1%	6 bp	1%

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Depreciation—HSN	$6,550	2%	$6,414
As a percentage of HSN revenue	1%	(5) bp	1%
Depreciation—Cornerstone	$2,476	21%	$2,054
As a percentage of Cornerstone revenue	1%	29 bp	1%

        Depreciation in 2008 increased $0.6 million from 2007, primarily due to the incremental depreciation associated with capital expenditures made throughout 2007 and 2008, partially offset by certain fixed assets becoming fully depreciated during the period.

Operating Income Before Amortization

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
HSN	$29,935	(1)%	$30,271
Cornerstone	(5,904)	NM	6,996

Operating Income Before Amortization	$24,031	(36)%	$37,267

As a percentage of total revenue	4%	(204) bp	6%

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Operating Income Before Amortization—HSN	$29,935	(1)%	$30,271
As a percentage of HSN revenue	6%	(42) bp	7%
Operating Income Before Amortization—Cornerstone	$(5,904)	NM	$6,996
As a percentage of Cornerstone revenue	(3)%	NM	3%

        Operating Income Before Amortization in 2008 decreased $13.2 million from 2007, primarily due to a 241 basis point decrease in gross margins and an increase of $2.6 million in bad debt expense. Operating Income Before Amortization at HSN declined 1% to $29.9 million, primarily driven by a decrease in gross margins of 137 basis points. Gross margins were adversely impacted by a shift in mix to lower gross margin products, primarily electronics and cookware, an increase of $4.3 million in shipping and handling costs and the effect of merchandise clearance and promotional pricing, partially offset by lower inventory reserves. Operating Income Before Amortization at Cornerstone declined from $7.0 million in 2007 to a loss of $5.9 million in 2008, primarily driven by a decrease in gross margins of 390 basis points reflecting the impact of promotional pricing in response to the current retail environment.

Operating income (loss)

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
HSN	$24,491	(11)%	$27,448
Cornerstone	(9,413)	NM	2,699

Operating income	$15,078	(50)%	$30,147

As a percentage of total revenue	2%	(229) bp	5%

	Three Months Ended March 31,
	2008	% Change	2007
	(Dollars in thousands)
Operating income—HSN	$24,491	(11)%	$27,448
As a percentage of HSN revenue	5%	(93) bp	6%
Operating (loss) income—Cornerstone	$(9,413)	NM	$2,699
As a percentage of Cornerstone revenue	(5)%	NM	1%

        Operating income in 2008 decreased $15.1 million from 2007, primarily due to the decrease in Operating Income Before Amortization described above.

        Operating income of $24.5 million at HSN for 2008 reflects $3.7 million in amortization of non-cash marketing, non-cash compensation expense of $1.6 million, an increase of $0.4 million and amortization of intangibles of $0.1 million, a decrease of $1.5 million.

        Operating loss of $9.4 million at Cornerstone for 2008 reflects amortization of intangibles of $2.1 million, a decrease of $0.4 million and non-cash compensation expense of $1.5 million, a decrease of $0.4 million.

        The decrease in amortization of intangibles at both HSN and Cornerstone resulted from certain intangible assets being fully amortized in 2007. The amortization of non-cash marketing referred to in this report consists of non-cash marketing and advertising secured by IAC from Universal Television as part of the IAC transaction pursuant to which Vivendi Universal Entertainment, LLLP ("VUE") was created, and the subsequent transaction by which IAC sold its partnership interests in VUE.

        The disappointing results for the first quarter at Cornerstone were due, in large part, to the continuing difficult macro environment for retailers, particularly in the home and apparel categories. HSNi is taking actions in response to this environment, including reducing inventory purchases and capital and operating expenditures and revisiting merchandising and marketing, including catalog circulation, strategies. While HSNi expects full year profitability at Cornerstone, HSNi expects the remainder of 2008 to be challenging, with near term profit growth unlikely.

Income tax provision

        For the three months ended March 31, 2008 and 2007, HSNi recorded tax provisions for continuing operations of $5.7 million and $11.5 million, respectively, which represent effective tax rates of 38%. The tax rates for the three months ended March 31, 2008 and 2007 are higher than the federal statutory rate of 35% due principally to state taxes.

        As of December 31, 2007 and March 31, 2008, HSNi had unrecognized tax benefits of approximately $8.9 million. Included in unrecognized tax benefits at March 31, 2008 is approximately $8.8 million for tax positions included in IAC's consolidated tax return filings that will remain a liability of IAC after the spin-off. HSNi recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense for 2008 is $0.1 million, net of related deferred taxes, for interest on unrecognized tax benefits. At March 31, 2008, HSNi has accrued $3.0 million for the payment of interest. There are no material accruals for penalties.

        By virtue of previously filed separate company and consolidated tax returns with IAC, HSNi is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by HSNi are recorded in the period they become known. HSNi believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $2.5 million within twelve months of the current reporting date due to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

        Under the terms of the tax sharing agreement, which will be executed in connection with the spin-off, IAC will generally retain the liability related to federal and state returns filed on a consolidated or unitary basis for all periods prior to the spin-off.

Discontinued operations

        Discontinued operations in the accompanying combined statements of operations include Home Shopping Europe GMbH & Co. KG, and its affiliated station HSE24 ("HSE") through March 31, 2007. Quiz TV Limited and iBuy are presented as discontinued operations in the accompanying combined financial statements for all periods presented. Losses from these discontinued operations in 2008 and 2007 were $1.1 million and $1.6 million, respectively, net of tax. Loss from discontinued operations, net of tax, in 2008 primarily includes the losses of iBuy. Loss from discontinued operations, net of tax, in 2007 primarily includes the losses of iBuy, partially offset by the income of HSE.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

        As of March 31, 2008, HSNi had $8.0 million of cash and cash equivalents.

        Net cash used in operating activities attributable to continuing operations was $20.8 million in 2008 compared to $39.2 million in 2007, an improvement of $18.4 million, despite a decrease of $9.2 million in earnings from continuing operations. This improvement was due to a $16.0 million decrease in inventories reflecting better inventory management at HSN, a significantly smaller increase in prepaid expenses and other current assets due to timing and a larger decrease in accounts receivable.

        Net cash provided by investing activities attributable to continuing operations in 2008 of $21.7 million resulted primarily from cash transfers of $28.3 million from IAC, partially offset by capital expenditures of $6.6 million. The cash transfers from IAC relate to IAC's centrally managed U.S. treasury function. Net cash provided by investing activities attributable to continuing operations in 2007 of $35.0 million resulted primarily from cash transfers of $43.1 million from IAC, partially offset by capital expenditures of $8.2 million.

        Net cash used in financing activities attributable to continuing operations in 2008 was less than $0.1 million. Net cash provided by financing activities attributable to continuing operations in 2007 of $1.2 million was due to excess tax benefits from stock-based awards.

        Net cash provided by discontinued operations in 2008 and 2007 of $1.7 million and $10.7 million, respectively, relates primarily to the operations of HSN International and HSE, respectively. HSNi does not expect future cash flows associated with existing discontinued operations to be material.

        HSNi anticipates that it will need to make capital and other expenditures in connection with the development and expansion of its operations.

        In connection with the separation, HSNi raised $390 million through a combination of privately issued debt securities (the "Notes") and a secured credit facility (the "Term Loan"). In addition, HSNi negotiated a $150 million revolving credit facility (the "RCF"). The total costs, including the discount on the issuance of the Notes, incurred in connection with the issuance of the Notes and borrowings under the Term Loan and establishing the RCF are estimated to be $16.0 million. The net proceeds are expected to be approximately $374.0 million. In connection with the separation, HSNi will distribute the net proceeds of the financing to IAC and any cash on hand except for $50 million which it will retain. Upon completion of the spin-off, intercompany receivable balances will be extinguished.

        HSNi believes its ability to generate cash from operations, the overall capacity and terms of its financing arrangements as discussed above, and access to the equity markets, subject to restrictions under the tax sharing agreement, will be sufficient to fund its operating, investing and financing cash needs for the foreseeable future.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)
Purchase obligations(a)	$133,953	$47,096	$81,162	$5,695	$—
Operating leases	129,802	31,369	41,859	33,664	22,910

Total contractual cash obligations	$263,755	$78,465	$123,021	$39,359	$22,910

(a)
The purchase obligations primarily relate to cable contracts and include obligations for future cable distribution and commission guarantees.

HSNi'S PRINCIPLES OF FINANCIAL REPORTING

        HSNi reports Operating Income Before Amortization as a supplemental measure to generally accepted accounting principles ("GAAP"). This measure is one of the primary metrics by which HSNi evaluates the performance of its businesses, on which its internal budgets are based and by which management is compensated. HSNi believes that investors should have access to the same set of tools that it uses in analyzing its results. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. HSNi provides and encourages investors to examine the reconciling adjustments between the GAAP and non-GAAP measure which are discussed below.

Definition of HSNi's Non-GAAP Measure

        Operating Income Before Amortization is defined as operating income excluding, if applicable: (1) non-cash compensation expense and amortization of non-cash marketing, (2) amortization of intangibles and goodwill impairment, (3) pro forma adjustments for significant acquisitions, and (4) one-time items. HSNi believes this measure is useful to investors because it represents the operating results from the HSNi Businesses, taking into account depreciation, which HSNi believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to HSNi's statement of operations of certain expenses, including non-cash compensation, non-cash marketing and acquisition-related accounting. HSNi endeavors to compensate for the limitations of the non-GAAP measure presented by also providing the comparable GAAP measure with equal or greater prominence and descriptions of the reconciling items, including quantifying such items, to derive the non-GAAP measure.

Pro Forma Results

        HSNi has not presented Operating Income Before Amortization for 2005 on a pro forma basis for the Cornerstone acquisition because the results of Cornerstone were included in the reported results for the majority of 2005.

One-Time Items

        Operating Income Before Amortization is presented before one-time items, if applicable. These items are truly one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years, in accordance with SEC rules. For the periods presented in this report, there are no one-time items.

Non-Cash Expenses That Are Excluded From HSNi's Non-GAAP Measure

        Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and HSNi will include the related shares in its future calculations of diluted shares outstanding. Upon vesting of restricted stock and restricted stock units and the exercise of certain stock options, the awards will be settled, at HSNi's discretion, on a net basis, with HSNi remitting the required tax withholding amount from its current funds.

        Amortization of non-cash marketing consists of non-cash advertising provided to HSNi by IAC. The non-cash marketing was secured by IAC from Universal Television as part of the IAC transaction pursuant to which VUE was created, and the subsequent transaction by which IAC sold its partnership interests in VUE (collectively referred to as the "NBC Universal Advertising"). The NBC Universal Advertising is available for television advertising on various NBC Universal network and cable channels without any cash cost.

        The NBC Universal Advertising is excluded from Operating Income Before Amortization because it is non-cash and is incremental to the marketing and advertising that HSNi would otherwise undertake as a result of its ordinary cost/benefit marketing planning process. Accordingly, HSNi's aggregate level of advertising, and the increased concentration of that advertising on NBC Universal network and cable channels, does not reflect what HSNi's advertising effort would otherwise be without these credits. As a result, management believes that treating the NBC Universal Advertising as an expense does not appropriately reflect its true cost/benefit relationship, nor does it best reflect HSNi's long-term level of advertising expenditures. Nonetheless, while the benefits directly attributable to television advertising are always difficult to determine, and especially so with respect to the NBC Universal Advertising due to its incrementality and heavy concentration, it is likely that HSNi does derive benefits from it, though management believes such benefits are generally less than those received through its regular marketing and advertising for the reasons stated above. Operating Income Before Amortization therefore has the limitation of including those benefits while excluding the associated expense.

        Amortization of intangibles is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as distribution agreements, customer relationships and merchandise agreements, are valued and amortized over their estimated lives. HSNi believes that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

Reconciliation of Operating Income Before Amortization

        For a reconciliation of Operating Income Before Amortization to operating income for HSNi's operating segments and to net income in total for the years ended December 31, 2007, 2006 and 2005, see Note 9 to the combined financial statements. For a reconciliation of Operating Income Before Amortization to operating income for HSNi's operating segments and to net income for the three months ended March 31, 2008 and 2007, see Note 5 to the unaudited interim financial statements.

Critical Accounting Policies and Estimates

        The following disclosure is provided to supplement the descriptions of HSNi's accounting policies contained in Note 2 to the combined financial statements in regard to significant areas of judgment. HSNi's management is required to make certain estimates and assumptions during the preparation of its combined financial statements in accordance with GAAP. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net income during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of HSNi's accounting policies and estimates have a more significant impact on its combined financial statements than others. What follows is a discussion of some of HSNi's more significant accounting policies and estimates.

  Recoverability of Long-Lived Assets

        HSNi reviews the carrying value of all long-lived assets, primarily property and equipment and definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may be impaired. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), impairment is considered to have occurred whenever the carrying value of a long-lived asset exceeds the sum of the undiscounted cash flows that is expected to result from the use and eventual disposition of the asset. The determination of cash flows is based upon assumptions that may not occur. The value of long-lived assets that is subject to assessment for impairment in accordance with SFAS 144 is $172.6 million at December 31, 2007.

  Recoverability of Goodwill and Indefinite-Lived Intangible Assets

        Goodwill impairment is determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, HSNi determines the fair value of its reporting units by using a discounted cash flow ("DCF") analysis. Determining fair value using a DCF analysis requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is required to be performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

        The impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of indefinite-lived intangible assets are determined using a DCF valuation analysis that employs a "relief from royalty" methodology in estimating the fair value of its trade names and trademarks. Significant judgments inherent in this analysis include the determination of royalty rates, discount rates and the terminal growth rates.

        Goodwill and indefinite-lived intangible assets, primarily trade names and trademarks, are tested annually for impairment as of October 1st or earlier upon the occurrence of certain events or substantive changes in circumstances. HSNi's 2007 annual impairment assessment did not identify an impairment. HSNi's reporting units are currently operating in dynamic and challenged industry segments. To illustrate the magnitude of potential impairment charges relative to future changes in estimated fair value, had the estimated fair value of HSNi's reporting units and their respective indefinite-lived intangible assets been hypothetically lower by 10% as of October 1, 2007, the aggregate book value of goodwill and indefinite-lived intangible assets would have exceeded fair value by approximately $166.0 million at HSN and $74.0 million at Cornerstone. Had the estimated fair values of HSNi's reporting units and their respective indefinite-lived intangible assets been hypothetically lower by 20% as of October 1, 2007, the book value of goodwill and indefinite lived-intangible assets would have exceeded fair value by approximately $441.0 million at HSN and $156.0 million at Cornerstone.

  Returns Reserves

        Revenue from HSNi primarily consists of merchandise sales and is reduced by incentive discounts and sales returns. In accordance with Staff Accounting Bulletin 104, revenue is recorded when delivery to the customer has occurred. Delivery is considered to have occurred when the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment. HSNi's sales policy allows customers to return merchandise for a full refund or exchange, subject in some cases to restocking fees and exceptions for certain merchandise. Allowances for returned merchandise and other adjustments (including reimbursed shipping and handling costs) are provided based upon past experience. HSNi's returns reserves at December 31, 2007 and 2006 were based upon estimated return rates of 18.4% and 17.7%, respectively, which were arrived at based upon historical levels of actual returns. Actual levels of product returns may vary from these estimates.

  Allowance for Doubtful Accounts

        HSNi makes judgments as to its ability to collect outstanding receivables and provide allowances when it is assessed that all or a portion of the receivable will not be collected. HSNi determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, its previous loss history and the condition of the general economy. HSNi writes off accounts receivable when they become uncollectible. As of December 31, 2007, HSNi's allowance for doubtful accounts is $8.1 million.

  Income Taxes

        Estimates of deferred income taxes and the significant items giving rise to the deferred assets and liabilities are shown in Note 8, and reflect management's assessment of actual future taxes to be paid on items reflected in the combined financial statements, giving consideration to both timing and the probability of realization. As of December 31, 2007, the balance of deferred tax liabilities, net, is $795.4 million. Actual income taxes could vary from these estimates due to future changes in income tax law, state income tax apportionment or the outcome of any review of IAC's tax returns by the IRS, as well as actual operating results of HSNi that vary significantly from anticipated results. Effective January 1, 2007, HSNi adopted the provisions of FIN 48. As a result of the adoption of FIN 48, HSNi recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. HSNi considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes.

  Inventory Valuation

        Inventories are valued at the lower of cost or market, cost being determined based upon the first-in, first-out method. Market is determined on the basis of net realizable value, giving consideration to obsolescence and other factors. Net realizable value is estimated by HSNi based upon historical sales data, the age of inventory, the quantity of goods on hand and the ability to return merchandise to vendors. The actual net realizable value may vary from estimates due to changes in customer tastes or viewing habits, or judgmental decisions made by merchandising personnel when ordering new products. As of December 31, 2007, HSNi had $317.4 million of inventory on hand.

Seasonality

        Seasonality impacts HSNi, with revenue highest in the fourth quarter, but not to the same extent it impacts the retail industry in general.

New Accounting Pronouncements

        Refer to Note 2 to the combined financial statements for a description of recent accounting pronouncements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

        During the second quarter of 2003, one of HSNi's foreign subsidiaries entered into a foreign exchange forward contract with a notional amount of $38.6 million which was used to hedge against the change in value of a liability denominated in a currency other than the subsidiary's functional currency. In connection with the sale of HSE, HSNi unwound the foreign exchange forward contract during June 2007. Prior to unwinding this contract, all foreign exchange remeasurement gains and losses related to the contract and liability were recognized each period in the statements of operations and were offsetting. Subsequent to the sale of HSE, HSNi does not have significant exposure to foreign currency risk and does not hold any derivative instruments at December 31, 2007 or March 31, 2008.

Management of HSNi

HSNi Board of Directors and Executive Officers

        The following table sets forth information as to persons who are expected to serve as HSNi directors and executive officers following the spin-offs. The HSNi Board of Directors, the composition of which complies with the independence requirements under the current standards imposed by the Marketplace Rules of the Nasdaq Stock Market (the "Marketplace Rules"), including the transitional rules set forth therein, is currently expected to consist of nine directors.

Name	Age	Position(s)
Mindy Grossman	50	Chief Executive Officer and Director of HSNi
Roxane Al-Fayez	51	President and Chief Executive Officer of Cornerstone Brands, Inc.
Gregory R. Blatt	40	Director of HSNi
Michael C. Boyd*	67	Director of HSNi
Patrick Bousquet-Chavanne*	50	Director of HSNi
William Costello	62	Director of HSNi
Mark Ethier	48	Executive Vice President and Chief Operations Officer of HSN
James Follo*	49	Director of HSNi
Stephanie Kugelman*	61	Director of HSNi
William Lynch	38	Executive Vice President/General Manager—Marketing, Content & Dot Com of HSN
Arthur C. Martinez*	68	Chairman of the Board of HSNi
Thomas J. McInerney	43	Director of HSNi
Lynne Ronon	55	Executive Vice President, Merchandising of HSN
Judy Schmeling	48	Executive Vice President and Chief Financial Officer of HSNi
James Warner	44	Executive Vice President and General Counsel of HSNi

*
Independent Directors

Directors

        Background information about those individuals who are expected to serve as directors of HSNi appears below.

        Mindy Grossman, age 50, will serve as Chief Executive Officer and director of HSNi upon completion of the spin-offs. Ms. Grossman currently serves as Chief Executive Officer of IAC Retailing, a position she has held since April 2006. A 30-year veteran of the retail and apparel industries, Ms. Grossman joined IAC from Nike, Inc., where she served as Vice President and head of the company's global apparel business from October 2000 to March 2006. Prior to Nike, Ms. Grossman was President and CEO at Polo Jeans Company from October 1995 to October 2000. Ms. Grossman was Vice President of New Business at Polo Ralph Lauren Corporation from October 1994 to October 1995 and President of the Chaps Ralph Lauren division of Warnaco's Menswear division from September 1991 to October 1994. Ms. Grossman was Vice President of Sales and Merchandising at Tommy Hilfiger from June 1987 to September 1991. Ms. Grossman began her career working for a variety of other apparel companies. Ms. Grossman serves on the board of directors at the National Retail Federation, as well as the East Harlem School at Exodus House in New York. She is the Chairperson of the Fashion Institute of Technology's Executive Women in Fashion Advisory Board, and is a member of the advisory board of the J. Baker School of Retail at the Wharton School of Business.

        Gregory R. Blatt, age 40, has served as Executive Vice President, General Counsel and Secretary of IAC since March 2005 and had previously served as Senior Vice President, General Counsel and Secretary of IAC since November 2003. Prior to joining IAC in November 2003, Mr. Blatt served as

Executive Vice President, Business Affairs and General Counsel of Martha Stewart Living Omnimedia, Inc. ("MSO") from January 2001 to October 2003, Executive Vice President and General Counsel of MSO from September 1999 to January 2001 and Senior Vice President, General Counsel of MSO from May 1999 to September 1999. Prior to joining MSO, Mr. Blatt was an associate with Grubman Indursky & Schindler, P.C., a New York entertainment and media law firm, from 1997 to May 1999, and prior to that, was an associate at Wachtell, Lipton, Rosen & Katz, a New York law firm, from 1995 to 1997.

        Michael C. Boyd, age 67, currently serves as Chairman and CEO of Longport, Inc., a medical technology company that specializes in high resolution imaging. Mr. Boyd also serves on the Board of Directors of Shop.com and BIAP.com. Mr. Boyd was a co-founder of QVC, Inc. in 1986 and served as President until his retirement in 1994.

        Mr. Boyd was nominated as a director by Liberty Media Corporation. See "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

        Patrick Bousquet-Chavanne, age 50, currently serves as President and Chief Executive Officer of T-Ink, Inc., a company specializing in advance conductive technology, which position he assumed in July 2007. Prior to joining T-Ink, Mr. Bousquet-Chavanne served as Group President of The Estée Lauder Companies Inc. from July 2001 through June 2008. In this role, he led the Estée Lauder and other flagship brands, as well as focused on strategic opportunities for The Estée Lauder Companies across Europe and Asia. Prior to joining Estée Lauder in 1989, Mr. Bousquet-Chavanne served as Managing Director for Elizabeth Arden in the United Kingdom. He is a member of the Board of Directors of Brown-Forman Corporation, the Franco-American Business Council, and the Council for Asia-Pacific Economic Cooperation. Mr. Bousquet-Chavanne also serves on the Advisory Board of the New York City Ballet.

        William Costello, 62, served in a number of executive positions with QVC, Inc. through his retirement in March 2007. He joined QVC as its Chief Financial Officer in November 1989. In addition to these duties, Mr. Costello became QVC's Chief Operating Officer in May 2002 and also served as President of QVC International from July 2001. Prior to joining QVC, Mr. Costello served as Chief Financial Officer, then Chief Operating Officer and a member of the board of directors of Best Products, a catalog showroom retailer. Prior to joining Best Products, Mr. Costello was a partner at KPMG LLP.

        Mr. Costello was nominated as a director by Liberty Media Corporation. See "Certain Relationships and Related Party Transactions—Agreements with Liberty Media Corporation."

        James Follo, age 49, has served as Senior Vice President and Chief Financial Officer of The New York Times Company since January 2007. From July 1998 through March 2006, Mr. Follo served in various senior financial management positions at Martha Stewart Living Omnimedia, Inc., most recently as Chief Financial and Administrative Officer.

        Stephanie Kugelman, age 61, currently serves as a principal of A.S.O., A Second Opinion, a brand consultancy firm which she founded. Prior to founding A.S.O., Ms. Kugelman was employed by Young & Rubicam for 36 years. During her tenure at Young & Rubicam, Ms. Kugelman served in a series of increasingly senior roles, mostly recently as Vice Chairman and Chief Strategic Officer from June 2001 to March 2007 and as Chairman and Chief Executive Officer of Young & Rubicam's New York officer from May 1999 to May 2001. Ms. Kugelman currently serves as a Vice Chairman Emeritus at Young & Rubicam.

        Arthur C. Martinez, age 68, has been a director of IAC since September 2005. Mr. Martinez retired in 2000 as Chairman of the Board, President and Chief Executive Officer of Sears, Roebuck and Co., positions he held from 1995. He was Chairman and Chief Executive Officer of the former Sears Merchandise Group from 1992 to 1995. Prior to his tenure at Sears, he served as Vice Chairman and a director of Saks Fifth Avenue from 1990 to 1992. Mr. Martinez is currently a member of the boards of directors of PepsiCo, Inc., Liz Claiborne, Inc. and International Flavors & Fragrances Inc., and currently serves as Chairman of the Supervisory Board of ABN AMRO Holding, N.V. Mr. Martinez also serves as a Trustee of Greenwich Hospital, Northwestern University and the Chicago Symphony Orchestra.

        Thomas J. McInerney, age 43, has been Executive Vice President and Chief Financial Officer of IAC since January 2005. Mr. McInerney previously served as Chief Executive Officer of IAC's Retailing sector from January 2003 through December 2005. Prior to this time, Mr. McInerney served as Executive Vice President and Chief Financial Officer of Ticketmaster (prior to it becoming a wholly-owned subsidiary of IAC in January 2003) and its predecessor company, Ticketmaster Online- Citysearch, Inc., since May 1999. Prior to joining Ticketmaster, Mr. McInerney worked at Morgan Stanley, most recently as a Principal.

Executive Officers

        Background about HSNi's executive officers who are not expected to serve as directors appears below.

        Roxane Al-Fayez, age 51, will serve as HSNi's President and Chief Executive Officer of Cornerstone Brands, Inc. upon completion of the spin-offs. Ms. Al-Fayez currently serves as President and Chief Executive Officer of Cornerstone Brands, Inc., a subsidiary of HSN, a position she has held since April 2007. Prior to this time, Ms. Al-Fayez served as Executive Vice President, Chief Marketing Officer of Victoria's Secret Direct and Chief Administrative Officer of Bath & Body Works Direct, both divisions of Limited Brands Inc., from August 2005 through October 2006. Previously, Ms. Al-Fayez served as Executive Vice President of Direct Operations, Distribution and Information Technology of J. Crew Group from October 2003 through August 2005. Prior to joining J. Crew, Ms. Al-Fayez was Vice President of Operations at Gap Inc. Direct from August 1997 to October 2003.

        Mark Ethier, age 48, will serve as Executive Vice President and Chief Operations Officer of HSN upon completion of the spin-offs, which position he has held since December 2004. He had previously served as Executive Vice President of Operations since July 2001. Prior to joining HSN, Mr. Ethier worked for The Walt Disney Company in the Disney Stores business unit from March 1997 to July 2001 in capacities of Senior Vice President Global Operations and Vice President/Chief Information Officer. Prior to joining Walt Disney, Mr. Ethier held the position of Vice President of Operations at Pacific Linen, a specialty retailer of home goods from March 1994 to March 1997, and prior to that held positions of Vice President of Operations at Builders Emporium, a hardware chain in Southern California, and Vice President of Technology at Ames Department stores, a Northeastern Discount Store chain. Mr. Ethier started his career at Sage-Allen Company, a family owned department store chain in Connecticut in 1981.

        William Lynch, age 38, will serve as Executive Vice President/General Manager—Marketing, Content & Dot Com of HSN upon completion of the spin-offs, which position he has held since November 2007. Prior to that, Mr. Lynch served as Executive Vice President/General Manager—Dot Com from December 2006 to October 2007. Mr. Lynch has also been President and Chief Executive Officer of Gifts.com, Inc., a subsidiary of IAC, since November 2004. Prior to joining IAC, Mr. Lynch was a founder of Bandera Capital, an investment firm specializing in investing in the search marketing and e-commerce sector, where he served as a Principal from January 2004 to November 2004. Prior to Bandera Capital, Mr. Lynch was Vice President/General Manager—Web Marketing and E-Commerce of Palm, Inc. from November 2000 to January 2004. Prior to Palm, Mr. Lynch held various senior level brand management positions for consumer product companies, including Diageo, Seagram/Universal and Scout Electromedia, a Chase-Flatiron and Idealab-funded start-up, based in San Francisco.

        Lynne Ronon, age 55, will serve as Executive Vice President, Merchandising of HSN upon completion of the spin-offs, which position she has held since October 2007. Prior to joining HSN, Ms. Ronon was Senior Vice President North Asia for Burberry from December 2003 to September 2007. Prior to joining Burberry, Ms. Ronon worked at Lane Crawford, a luxury department store based in Hong Kong, from November 2001 to July 2003. Ms. Ronon served as a consultant to Lane Crawford from 2001 to 2002 and then as Senior Vice President Commercial between 2002 and 2003. Prior to her tenure with Lane Crawford, Ms. Ronon held various positions at Saks Fifth Avenue from August 1986 to August 2001, including Senior Vice President Chief Merchant from 2000 to 2001, Senior Vice President General Merchandise Manager from 1995 to 2000, Vice President Divisional Merchandise Manager from 1987 to 1995, and Buyer for Petites from 1986 to 1987. Prior to Saks Fifth Avenue, Ms. Ronon held various positions at Gimbels East in New York and Philadelphia.

        Judy Schmeling, age 48, will serve as Executive Vice President and Chief Financial Officer of HSNi upon completion of the spin-offs. She currently serves as Executive Vice President and Chief Financial Officer of IAC Retailing, a position she has held since February 2002. Ms. Schmeling has held positions of increasing responsibility since joining HSN in September 1994. Prior to her role as Executive Vice President and Chief Financial Officer, Ms. Schmeling served as Senior Vice President Finance from November 1999 to February 2002. Ms. Schmeling also served as Chief Operating Officer of HSN's international operations from January 2001 to February 2002. Ms. Schmeling served as Vice President, Strategic Planning and Analysis of HSN from January 1998 to November 1999. Ms. Schmeling served as Director of Investor Relations and Operating Vice President, Finance of HSN from September 1994 to January 1998 during the time in which HSN was a separately traded public company. Prior to joining HSN, Ms. Schmeling was Managing Director of Tunstall Consulting, Inc., a corporate financial planning firm, from 1986 to 1994. Ms. Schmeling began her career at Deloitte & Touche, an international public accounting firm where she held various positions from 1982 to 1986.

        James Warner, age 44, will serve as Executive Vice President and General Counsel of HSNi upon completion of the spin-offs. Mr. Warner currently serves as Executive Vice President and General Counsel of IAC Retailing, a position he has held since March 2007. Prior to joining IAC Retailing, Mr. Warner was based in London and served as Senior Vice President, European Counsel of Ticketmaster, a subsidiary of IAC. Mr. Warner joined Ticketmaster in January 2001 as its Vice President and European Counsel. Prior to joining Ticketmaster, Mr. Warner served as an associate and then as a partner at DMA Legal, a London law firm, between October 1997 and December 2000. Prior to that, Mr. Warner was an associate at Hemenway & Barnes in Boston, from 1993 to 1997. Mr. Warner was a law clerk to the Justices of the Massachusetts Superior Court from 1992 to 1993. Mr. Warner serves on the Board of the Electronic Retailing Association.

Committees of the Board of Directors

        Concurrent with the completion of the spin-offs, the HSNi Board of Directors will establish the following committees: the Audit Committee, the Compensation and Human Resources Committee, the Nominating Committee and the Executive Committee. The composition of each such committee will satisfy the independence requirements and current standards of the SEC, Marketplace Rules and Internal Revenue Service rules (as applicable), including the transitional rules set forth therein.

        Audit Committee.    The Audit Committee of the HSNi Board of Directors will consist of Messrs. Follo, Boyd and McInerney. IAC has concluded, subject to confirmation by the HSNi Board of Directors, that Mr. Follo is an "audit committee financial expert," as such term is defined in applicable SEC rules.

        The Audit Committee will function pursuant to a written charter adopted by the HSNi Board of Directors, pursuant to which it will be granted the responsibilities and authority necessary to comply with Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Audit Committee will be appointed by the HSNi Board of Directors to assist the Board with a variety of matters, including monitoring (1) the integrity of HSNi's financial statements, (2) the effectiveness of HSNi's internal control over financial reporting, (3) the qualifications and independence of HSNi's independent registered public accounting firm, (4) the performance of HSNi's internal audit function and independent registered public accounting firm and (5) the compliance by HSNi with legal and regulatory requirements.

        Compensation and Human Resources Committee.    The Compensation and Human Resources Committee will be comprised of Ms. Kugelman and Mr. Bousquet-Chavanne and will be authorized to exercise all of the powers of the HSNi Board of Directors with respect to matters pertaining to compensation and benefits, including, but not limited to, salary matters, incentive/bonus plans, stock compensation plans, retirement programs and insurance plans.

        Nominating Committee.    The Nominating Committee will be comprised of Messrs. Follo and Martinez and will be responsible for identifying individuals qualified to become members of HSNi's Board of Directors, recommending to the Board director nominees for the annual meeting of shareholders and otherwise on an as needed basis.

        Executive Committee.    The Executive Committee will be comprised of Ms. Grossman and Messrs. Martinez and McInerny and will have all the power and authority of the HSNi Board of Directors, except those powers specifically reserved to the HSNi Board of Directors by Delaware law or HSNi's organizational documents.

        Other Committees.    In addition to the foregoing committees, the HSNi Board of Directors, by resolution, may from time to time establish other committees of the HSNi Board of Directors, consisting of one or more of its directors.

Director Compensation

        Non-Employee Director Arrangements.    Each member of the HSNi Board of Directors will receive an annual retainer in the amount of $50,000. Each member of the Audit and Compensation and Human Resources Committees (including their respective chairs) will receive an additional annual retainer in the amount of $10,000. Each member of the Nominating Committee will receive an additional annual retainer in the amount of $5,000. Lastly, the chair of each of the Audit and Compensation and Human Resources Committees will receive an additional annual chairperson retainer in the amount of $15,000.

        In addition, each non-employee director will receive a grant of restricted stock units with a dollar value of $100,000 upon his or her initial election to the HSNi Board of Directors and annually thereafter upon re-election on the date of HSNi's annual meeting of stockholders. The terms of these restricted stock units provide for (i) vesting in two equal annual installments commencing on the first anniversary of the grant date, (ii) cancellation and forfeiture of unvested units in their entirety upon termination of service with the HSNi Board of Directors and (iii) full acceleration of vesting upon a change in control of HSNi. Non-employee directors are also reimbursed for all reasonable expenses incurred in connection with attendance at HSNi Board and Committee meetings.

        Mr. Martinez will serve as Chairman of the Board. As such, Mr. Martinez will be the Board's principal liaison with the company's management, with particular focus on public company reporting obligations and corporate governance matters. For his services as Chairman of the Board, Mr. Martinez will receive an annual retainer of $350,000 and will receive $350,000 in RSUs, on identical terms as those described above. Because it is expected that a significant part of Mr. Martinez's activities will be transitional, the Board expects to re-evaluate this compensation arrangement following the first year and periodically thereafter.

        The Compensation and Human Resources Committee will have primary responsibility for establishing non-employee director compensation arrangements, which are designed to provide competitive compensation necessary to attract and retain high quality non-employee directors and to encourage ownership of HSNi stock to further align directors' interests with those of HSNi's stockholders. When considering non-employee director compensation arrangements, HSNi management will provide the Compensation and Human Resources Committee with information regarding various types of non-employee director compensation arrangements and practices of select peer companies.

        Deferred Compensation Plan for Non-Employee Directors.    Under HSNi's Deferred Compensation Plan for Non-Employee Directors, non-employee directors will be able to defer all or a portion of their Board and Board Committee fees. Eligible directors who defer all or any portion of these fees can elect to have such fees applied to the purchase of share units, representing the number of shares of HSNi common stock that could have been purchased on the relevant date, or credited to a cash fund. If any dividends are paid on HSNi common stock, dividend equivalents will be credited on the share units. The cash fund will be credited with deemed interest at an annual rate equal to the weighted average prime lending rate of JPMorgan Chase Bank. After a director ceases to be a member of the HSNi Board of Directors, he or she will receive (i) with respect to share units, such number of shares of HSNi common stock as the share units represent and (ii) with respect to the cash fund, a cash payment in an amount equal to deferred amounts, plus accrued interest. These payments will be made in either one lump sum or up to five installments, as previously elected by the eligible director at the time of the related deferral election.

Director Independence

        Under the Marketplace Rules, HSNi's Board will have a responsibility to make an affirmative determination that those members of its Board that serve as independent directors do not have any relationships with HSNi and its businesses that would impair their independence. In connection with these determinations, HSNi's Board will review information regarding transactions, relationships and arrangements involving HSNi and its businesses and each director that it deems relevant to independence, including those required by the Marketplace Rules. This information is obtained from director responses to a questionnaire circulated by HSNi management, HSNi records and publicly available information. Following these determinations, HSNi management will monitor those transactions, relationships and arrangements that are relevant to such determinations, as well as solicit updated information potentially relevant to independence from internal personnel and directors, to determine whether there have been any developments that could potentially have an adverse impact on HSNi's prior independence determinations.

Compensation Committee Interlocks and Insider Participation

        HSNi's Board of Directors will have a Compensation and Human Resources Committee comprised of Ms. Kugelman and Mr. Bousquet-Chavanne, neither of whom will be or has been in the past an officer or employee of HSNi or any of its businesses at the time of their respective service on the Committee.

HSNi Executive Compensation

Compensation Discussion and Analysis

  Roles and Responsibilities

        To date, the compensation of HSNi's executive officers has been predominantly determined by IAC, acting in effect as HSNi's compensation committee. IAC's compensation process is principally driven by IAC's General Counsel, who has primary responsibility for administering compensation and making compensation recommendations, with all material decisions approved by IAC's Chairman and

Chief Executive Officer and, where appropriate, the Compensation Committee of IAC's Board of Directors (specifically with respect to all awards of IAC equity).

        This Compensation Discussion and Analysis deals exclusively with historical information while HSNi has been part of IAC. Following the spin-off, HSNi will have an independent board of directors, which will in turn have a compensation committee with responsibility for establishing HSNi's compensation philosophy and programs and determining appropriate payments and awards to its executive officers. Because HSNi's compensation committee has not yet been established, HSNi cannot predict what compensation philosophies and programs will be adopted following the spin-off, and therefore this historical report is not necessarily indicative of the practices HSNi will follow when it is an independent public company.

        In general, IAC has been responsible for establishing bonus pools and equity pools for HSNi, and then such pools are allocated throughout HSNi, with IAC directly establishing all compensation elements for HSNi's CEO, while the HSNi CEO makes the determinations for HSNi's other executive officers, subject to IAC's review and approval.

        Neither HSNi nor IAC has an ongoing relationship with any particular compensation consulting firm, though IAC has from time to time retained the services of consultants on specific occasions regarding broad-based IAC compensation programs. At no time has a consultant been engaged with respect to compensation of any of HSNi's executive officers.

  Philosophy and Objectives

        HSNi's executive officer compensation program is designed to increase long-term stockholder value by attracting, retaining, motivating and rewarding leaders with the competence, character, experience and ambition necessary to enable HSNi to meet its growth objectives.

        When establishing compensation packages for a given executive, HSNi follows a flexible approach, making decisions based on a host of factors particular to a given executive situation, including HSNi's firsthand experience with the competition for recruiting and retaining executives, negotiation and discussion with the relevant individual, competitive survey data, internal equity considerations and other factors HSNi deems relevant at the time.

        Similarly, HSNi has not followed an arithmetic approach to establishing compensation levels and measuring and rewarding performance, as these often fail to adequately take into account the multiple factors that contribute to success at the individual and business level. In any given period, HSNi may have multiple objectives, and these objectives, and their relative importance, often change as the competitive and strategic landscape shifts, even within a given compensation cycle. As a result, formulaic approaches often over-compensate or under-compensate a given performance level. Accordingly, HSNi has historically avoided the use of strict formulas or pre-set performance targets in its compensation practices and has relied primarily on a discretionary approach.

  Compensation Elements

        HSNi's compensation packages for executive officers have primarily consisted of salary, annual bonuses, long-term incentives (typically equity awards, and in certain instances, cash plans), perquisites and other benefits. Prior to making specific decisions related to any particular element of compensation, HSNi typically reviews the total compensation of each executive, evaluating the executive's total near and long-term compensation in the aggregate. HSNi determines which element or combinations of compensation elements (salary, bonus or equity) can be used most effectively to further its compensation objectives; however, all such decisions are subjective, and made on a facts and circumstances basis without any prescribed relationship between the various elements of the total compensation package.

  Salary

        General.    HSNi typically negotiates a new executive officer's starting salary upon arrival, based on the executive's prior compensation history, prior compensation levels for the particular position within HSNi, HSNi's location, salary levels of other executives within HSNi, salary levels available to the individual in alternative opportunities, reference to certain survey information and the extent to which HSNi desires to secure the executive's services.

        Once established, salaries can increase based on a number of factors, including the assumption of additional responsibilities, internal equity, periodic market checks and other factors which demonstrate an executive's increased value to HSNi.

        HSNi utilizes various salary surveys depending upon the position to determine a market relevant range of salaries for each position. At least two surveys are used in each analysis. HSNi uses the following surveys: Towers Perrin Compensation Data Bank, Towers Perrin Retail/Wholesale Executive Compensation Survey, and the Mercer Premium Executive Remuneration Survey. Depending on a variety of individualized factors, HSNi endeavors to pay at or above the median salary range for the relevant position; however, there is no rigid approach.

        2007.    In 2007, Ms. Schmeling and Mr. Lynch each received salary increases in connection with entering into new employment agreements with HSNi. Based on survey and anecdotal data, HSNi determined that Ms. Schmeling's salary did not appropriately reflect her level of responsibility within the company, resulting in an increase of $50,000 to $400,000. Mr. Lynch assumed the responsibilities for HSN marketing and content in addition to his leadership of the online business, and as such a new salary was negotiated reflecting an increase from $350,000 to $450,000. Mr. Warner's salary of $315,000 was negotiated as part of his agreement to move to Tampa and assume the role of General Counsel.

        2008.    In 2008, Mr. Warner's salary was increased to $350,000 in connection with his increased responsibilities in connection with the spin-off, and Mr. Ethier's salary was increased to $450,000 in connection with the addition of operating responsibilities relating to HSNi's catalogs business. Both of these increases were based on survey data and internal equity considerations.

  Annual Bonuses

        General.    HSNi's bonus program is designed to reward performance on an annual basis. Because of the variable nature of the bonus program, and because in any given year bonuses have the potential to make up a significant amount of an executive's total compensation, it provides an important incentive tool to achieve HSNi's annual objectives.

        After consultation with HSNi management, IAC establishes the annual bonus pool for HSNi based on its assessment of HSNi's performance for the completed year. In large part, success has been measured based on HSNi's growth in profitability, but this is measured subjectively both in absolute terms over the prior year and in comparison to HSNi's competitors, taking into account economic and other factors, without any pre-established targets on which compensation levels are based. Additionally, consideration has sometimes been given to achievement of various strategic objectives over the course of the year and other factors IAC and HSNi's management deem relevant. No quantified weight has been given to any particular consideration and there has generally been no formulaic calculation. Rather, IAC has engaged in an overall assessment of appropriate bonus levels based on a subjective interpretation of all the relevant criteria.

        IAC establishes the bonus of the HSNi CEO, taking into account her contractual bonus opportunity of 100% of salary which was established by negotiation as part of the inducement for Ms. Grossman to join HSNi. The specific bonus is established in large part based on the same considerations used in establishing the bonus pool for HSNi generally.

        Ms. Grossman then establishes the bonus payments for the other executive officers out of the HSNi-wide bonus pool. Each executive officer has an annual bonus target, established by a combination of negotiation, internal equity and reference to survey data. Specific bonus payouts are determined based on the size of the bonus pool generally and the HSNi CEO's assessment of individual performance. The annual bonus target for Mr. Lynch is sixty-percent of salary and the annual target bonuses for Ms. Schmeling, Mr. Ethier and Mr. Warner are each fifty-percent of salary.

        HSNi generally pays bonuses shortly after year-end following finalization of financial results for the prior year.

        2007.    HSNi experienced poor financial performance on both a sales and profit basis. However, HSNi's strategic repositioning plan began to take hold in the fourth quarter, with significantly improved year-over-year performance, providing a promising lead in to 2008. Based purely on annual profit performance, no bonuses would have been paid; however, IAC believed it was important to reward the late-year trend reversal and to provide increased motivation for key performers for 2008. Accordingly, a bonus pool was established that was significantly below aggregate target levels, but which provided for some level of reward compensation for key contributors, as generally determined by the HSNi CEO. The size of this pool was established on a purely subjective basis. In 2007, the performance of HSNi's catalogs business was not a significant factor in determining bonus compensation for HSNi's executive officers, as the executives of the HSN business and the catalogs business were compensated separately, though this is likely to change following the spin-off.

        Out of the established bonus pool, IAC awarded Ms. Grossman a bonus of $500,000 while the other named executive officers received bonuses of $100,000 (Mr. Warner and Mr. Ethier), $120,000 (Ms. Schmeling) and $150,000 (Mr. Lynch). Because of the limited bonus pool available, these allocations were not particularly based on bonus targets but instead on subjective determinations of the HSNi CEO relating to the appropriate levels to reward, retain and motivate each individual.

  Long-Term Incentives

        General.    HSNi believes that ownership shapes behavior, and that by providing a meaningful portion of an executive officer's compensation in stock, an executive's incentives are aligned with the stockholders' interests in a manner that drives better performance over time. As part of IAC, that led to each HSNi executive officer receiving IAC equity awards on a regular basis.

        In setting particular award levels, the predominant objectives are providing the person with effective retention incentives, appropriate reward for past performance, and incentives for strong future performance. Appropriate levels to meet these goals may vary from year to year, and from individual to individual, based on a variety of factors.

        The annual corporate performance factors relevant to setting bonus amounts that were discussed above, while taken into account, are generally less relevant in setting annual equity awards, as the awards tend to be more forward looking, and are a longer-term retention and reward instrument than annual bonuses.

        Awards to the HSNi CEO are made by IAC. Additionally, IAC establishes a pool for annual equity awards which Ms. Grossman allocates to the company's employees, including the executive officers, subject to IAC's approval. In establishing the equity pool for HSNi, IAC has taken into account historical practices, its view of market compensation generally, the dilutive impact of equity grants across IAC, and other relevant factors. Additionally, IAC approves any equity grants recommended to be made to HSNi executives outside of the annual process. Executive officers receive grants that are subjectively determined based on the HSNi CEO's view of how best to allocate the equity pool for retention, reward and motivation based on a host of subjective factors (including past contribution, retention risk, contribution potential, and market data), with grants equal to annual salary being a basic guideline.

        Except where otherwise noted, HSNi grants equity awards following year-end after finalization of financial results for the prior year. The meeting of the Compensation and Human Resources Committee of the IAC Board at which the awards are made is generally scheduled months in advance and without regard to the timing of the release of earnings or other material information.

        Restricted Stock Units.    Until 2008, IAC used restricted stock units, or RSUs, as its exclusive equity compensation tool for HSNi's executive officers. Through 2006, these awards generally vested in equal annual installments over five years (annual vesting RSUs), or cliff vested at the end of five years (cliff-vesting RSUs). Annual vesting awards were intended to provide frequent rewards and near-term retention incentives, while cliff-vesting RSUs provided more of a long-term retention mechanism.

        In February 2007, IAC implemented a new equity instrument, Growth Shares, which were RSU grants that cliff vested at the end of three years in varying amounts depending upon growth in IAC's publicly reported metric, Adjusted Earnings Per Share, with certain modifications.

        These awards were introduced throughout IAC to more closely link long-term reward with IAC's overall performance and to provide greater retentive effect by providing the opportunity to earn greater amounts through increased IAC performance. However, in connection with the spin-off, these awards will be converted into three-year cliff-vesting awards at the "target" value (or 50% of the shares actually granted), without variability based on performance. For information regarding the reasons behind this conversion, see "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

        Stock Options.    In 2008, IAC used non-qualified stock options as its primary equity compensation tool for HSNi's executive officers to continue the shift to performance-based equity that began with the granting of Growth Shares in 2007. IAC believes that following the spin-offs, HSNi's performance will have a greater correlation to the HSNi stock price than it did to IAC's price in the current conglomerated structure, thus making stock options a more targeted equity incentive tool. Stock options generally vest in equal installments over four years. IAC continues to use RSUs with a cliff vesting schedule in certain cases to reward executive leadership, contribution and to provide a retention mechanism.

        2007.    Ms. Grossman received a grant of 12,547 Growth Shares (at target value) which reflected the fact that she had received a larger grant upon her commencement with HSNi in May 2006. Mr. Lynch received a grant of 11,768 annual vesting RSUs in connection with the employment agreement entered into at the end of 2006. The other executive officers each received a combination of Growth Shares and annual vesting RSUs pursuant to the methodology outlined above in amounts reflected in the tables below.

        2008.    Ms. Grossman received 50,000 RSUs that cliff vest at the end of four years and 250,000 IAC options that vest annually over four years. Ms. Grossman also entered into an employment agreement that will become effective upon the consummation of the spin-off (the "New Grossman Employment Agreement") pursuant to which Ms. Grossman will receive, following the spin-off, three tranches of options priced based on enterprise values of $2.1 billion, $2.5 billion and $2.9 billion (or, if greater, the fair market value at the time of grant), each of which is intended to yield $3.33 million of compensation in the event HSNi's equity value, plus a number equal to the amount of debt HSNi has outstanding at the time of the spin-off, is equal to $3.4 billion.

        Additionally, the New Grossman Employment Agreement provides for a cash-based incentive plan which provides from $0 to $4,000,000 in the aggregate in potential payments at the end of year 3 and the end of year 4 based on compounded annual EBITA growth of HSNi between 10% and 15% from 2007 levels.

        Mr. Lynch received a grant of 50,000 annual vesting RSUs in connection with his entering into a new employment agreement and assuming additional responsibilities at the end of 2007, while Ms. Schmeling, Mr. Ethier and Mr. Warner received option grants of 42,500, 42,500 and 31,500 IAC options, respectively, pursuant to the general methodology described above.

        Spin-Off Adjustments.    In the spin-off, equity awards denominated in IAC stock will be adjusted as described in "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

        Presuming the spin-off transactions occur prior to February 2009, the following table reflects the effect of these adjustments on all equity awards held by HSNi's executive officers:

	Upon Completion of the Spin-Off*
Name	RSUs that will vest(#)	RSUs that will convert exclusively into RSUs of HSNi and vest on regular schedule(#)	RSUs that will be split among the post- transaction companies and vest after February 2009 on regular schedule(#)	Options outstanding at December 31, 2007—all of which will be split among the post- transaction companies(#)	Options granted after December 31, 2007—all of which will be converted into options of HSNi(#)
Mindy Grossman	—	94,277	21,728	—	250,000
Mark Ethier	43,249	25,096	24,903	—	42,500
William Lynch	2,354	57,061	—	—	—
Judy Schmeling	49,349	12,155	8,362	9,501	42,500
James Warner	3,908	5,249	2,928	3,130	31,500

*
Excludes 6,682, 12,616, 11,288 and 3,515 RSUs that vested since December 31, 2007 or will vest prior to August 1, 2008 for Ms. Grossman, Mr. Ethier, Ms. Schmeling and Mr. Warner, respectively.

  Change of Control and Severance

        HSNi believes that providing executives with severance and change of control protection is critical to allowing executives to fully value the forward looking elements of their compensation packages, and therefore limit retention risk during uncertain times. Accordingly, HSNi's employment agreements and equity awards generally provide for salary continuation in the event of certain employment terminations beyond the control of the executive, as well as varying degrees of accelerated equity vesting in the event of a change of control of HSNi.

  Other Compensation

        Ms. Grossman, who lives in New York but spends the majority of her professional time at HSNi's headquarters in Florida, received reimbursement of a variety of her Florida living and travel expenses, along with an associated tax gross-up. Under other limited circumstances, HSNi's executive officers have received non-cash and non-equity compensatory benefits. The values of these benefits are reported under the heading "Other Annual Compensation" in this filing pursuant to applicable rules, and are generally considered in determining overall compensation levels. Nonetheless, despite the fact that it reports Ms. Grossman's Florida reimbursements as compensation, HSNi does not believe Ms. Grossman receives a personal benefit as a result of such reimbursements, as they merely compensate her for the incremental expenses of commuting to and working in Florida, while her family continues to reside in New York. The executive officers do not participate in any deferred compensation or retirement program other than IAC's 401(k) plan.

  Tax Deductibility

        IAC's practice has been to structure HSNi's compensation program in such a manner so that the compensation HSNi pays is deductible by IAC for federal income tax purposes. However, because the company's executive officers will now be subject to the limitations on deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended, and were not previously, certain compensatory arrangements established prior to the spin-off but that will be paid following the spin-off may not result in deductible compensation for HSNi.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Mindy Grossman CEO	2007	1,000,000	500,000	499,331	128,178	2,127,509
Mark Ethier EVP and COO	2007	400,000	100,000	819,260	7,750	1,327,010
William Lynch EVP, HSN.com, Marketing and Content	2007	356,731	150,000	129,503	205,949	842,183
Judy Schmeling EVP and CFO	2007	387,500	120,000	681,413	7,750	1,196,663
James Warner EVP and General Counsel(3)	2007	259,687	110,000	153,482	40,984	564,153

(1)
Reflects the dollar amount recognized by IAC for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with SFAS 123R, for IAC restricted stock units ("RSUs") awarded in and prior to 2007 under IAC's stock and annual incentive plans. These amounts do not, therefore, represent the value of IAC equity compensation awarded or realized in 2007. For further discussion of IAC's accounting for its equity compensation plans, see Note 4 of IAC's audited financial statements for the fiscal year ended December 31, 2007 included in its Annual Report on Form 10-K filed with the SEC on February 29, 2008. For information on awards made and realized in 2007, see the "Grants of Plan-Based Awards" and "Option Exercises and Stock Vested" tables below.

(2)
See the table below for additional information on amounts for 2007. Pursuant to SEC rules, perquisites and personal benefits are not reported for any named executive for whom such amounts were less than $10,000 in the aggregate for the fiscal year.

	Mindy Grossman	Mark Ethier	William Lynch	Judy Schmeling	James Warner
Housing	$58,500	—	—	—	—
Relocation expenses	—	—	$194,468	—	$25,785
Personal travel	—	—	—	—	4,180
Tax Payments(a)	52,923	—	3,731	—	6,112
Automobile	9,005	—	—	—	—
401(k) plan company match	7,750	$7,750	7,750	$7,750	4,907

Total All Other Compensation	$128,178	$7,750	$205,949	$7,750	$40,984

  (a)
  Represents tax reimbursements on income imputed (i) to Ms. Grossman related to housing provided in Florida; (ii) to Mr. Lynch related to relocation to Florida; and (iii) to Mr. Warner related to relocation to Florida and certain personal travel.

(3)
Includes compensation earned by Mr. Warner from January 1–March 12, 2007 as an employee of Ticketmaster, a subsidiary of IAC. Such amounts were converted to U.S. dollars based on an average exchange rate for 2007 of 1GBP to $0.49987.

Grants of Plan-Based Awards

        The table below provides information regarding IAC equity awards granted to HSNi's named executives in 2007.

		Estimated Future Payouts Under Equity Incentive Plan Awards(1)(2)			All other stock awards: Number of shares of stock or units(#)(2)
						Grant Date Fair Value of Stock and Option Awards($)(3)
Name	Grant Date	Threshold (#)	Target (#)	Maximum (#)
Mindy Grossman	2/16/07	697	12,547	25,094	—	499,998
Mark Ethier	2/16/07	279	5,018	10,036	5,019	399,975
William Lynch	2/16/07	—	—	—	11,768	349,980
Judy Schmeling	2/16/07	697	12,546	25,092	5,019	699,966
James Warner	2/16/07	244	4,392	8,784	4,391	350,002

(1)
Reflects performance-based RSU awards which cliff vest at the end of three years in varying amounts depending upon growth in IAC's publicly reported metric, Adjusted Earnings Per Share, with certain modifications. The threshold amount represents 5.56% of the target payout, which amount would vest upon achieving the minimum growth threshold. These awards will be converted into three year cliff-vesting awards in the spin-offs as described under "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

(2)
RSU award recipients would be credited with amounts for cash dividends paid on IAC common stock, with such additional amounts vesting concurrently with the related RSU award. For information on the treatment of RSU awards granted to HSNi's named executives upon a termination of employment or a change in control, see the discussion under Potential Payments Upon Termination or Change in Control below.

(3)
The fair value of equity incentive plan awards is based on the target amount.

Outstanding Equity Awards at Fiscal Year-End

        The table below provides information regarding various IAC equity awards held by HSNi's named executives as of December 31, 2007. The market value of all RSU awards is based on the closing price of IAC common stock as of December 31, 2007 ($26.92), the last trading day of 2007.

					Stock Awards(1)(2)
	Option Awards(1)
								Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(4)
Name	Number of securities underlying unexercised Options (#)(3) (Exercisable)	Option exercise price ($)		Option expiration date	Number of shares or units of stock that have not vested (#)(4)	Market value of shares or units of stock that have not vested ($)(4)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(4)
Mindy Grossman	—		—	—	60,140	1,618,969	697	16,394
Mark Ethier	—		—	—	100,846	2,714,774	279	7,511
William Lynch	—		—	—	9,415	253,452	—	—
Judy Schmeling	2,500 7,001 —	$ $	31.00 26.46 —	12/20/09 12/16/11 —	— — 68,608	— — 1,846,927	— — 697	— — 18,763
James Warner	1,437 583 1,110 —	$ $ $	11.43 17.22 33.13 —	2/20/11 5/15/11 3/19/11 —	— — —11,208	— — —301,719	— — —244	— — —6,568

(1)
For a discussion regarding how these IAC equity awards will be treated in the spin-offs, see "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

(2)
Amounts shown for equity incentive plan awards are based on achieving the minimum growth threshold in accordance with SEC rules.

(3)
On August 9, 2005, IAC completed the separation of its travel and travel-related businesses and investments (other than Interval and TV Travel Shop) into an independent public company (the "Expedia Spin-Off"). In connection with the Expedia Spin-Off, each then-vested option to purchase shares of IAC common stock was converted into an option to purchase shares of IAC common stock and an option to purchase shares of Expedia common stock. Adjustments were made to the number of shares subject to each IAC and Expedia stock option to give effect to the one-for-two reverse stock split effected in connection with the Expedia Spin-Off and to the corresponding exercise prices based on the relative market capitalizations of IAC and Expedia at the time of the Expedia Spin-Off. The adjusted IAC and Expedia stock options otherwise have the same terms and conditions, including exercise periods, as the corresponding vested IAC stock options outstanding immediately prior to the Expedia Spin-Off.

For the named executives, any value realized upon the exercise of Expedia stock options is treated for tax purposes as compensation payable to them in their respective capacities as executive officers of the Company. Accordingly, information regarding Expedia stock options held by HSNi's named executives as of December 31, 2007 appears in the table immediately below and information regarding any exercises of Expedia stock options by such named executives is reported in the Option Exercises and Stock Vested table below.

Name	Number of Options (#)	Option Exercise Price ($)		Option Expiration Date
Judy Schmeling	2,500 7,500 7,500	$ $ $	24.82 20.06 21.19	12/20/09 4/25/11 12/16/11
(4)
The table below provides the following information regarding RSU awards held by HSNi's named executives as of December 31, 2007: (i) the grant date of each award, (ii) the number of RSUs outstanding (on an aggregate and grant-by-grant basis), (iii) the market value of RSUs outstanding as of December 31, 2007, (iv) the vesting schedule for each award and (v) the total number of RSUs that vested or are scheduled to vest in each of the fiscal years ending December 31, 2008, 2009, 2010, 2011 and 2012.

	Number of Unvested RSUs as of 12/31/07	Market Value of Unvested RSUs as of 12/31/07
			Vesting Schedule (#)
Grant Date
	(#)	($)	2008	2009	2010	2011	2012
Mindy Grossman
5/17/06(a)	26,729	719,545	6,682	6,682	6,682	6,683	—
5/17/06(b)	33,411	899,424	—	—	—	33,411	—
2/16/07(c)	12,547	337,765	—	—	12,547	—	—

Total	72,687	1,956,734	6,682	6,682	19,229	40,094	—

Judy Schmeling
2/12/03(d)	2,472	66,546	2,472	—	—	—	—
2/4/04(a)	5,014	134,977	2,507	2,507	—	—	—
2/10/05(a)	8,483	228,362	2,827	2,828	2,828	—	—
2/10/05(b)	37,703	1,014,965	—	—	37,703	—	—
2/6/06(a)	9,917	266,966	2,479	2,479	2,479	2,480	—
2/16/07(a)	5,019	135,111	1,004	1,004	1,004	1,004	1,004
2/16/07(c)	12,546	337,739	—	—	12,546	—	—

Total	81,154	2,184,666	11,289	8,818	56,560	3,484	1,004

Mark Ethier
2/12/03(d)	2,252	60,624	2,252	—	—	—	—
2/4/04(a)	5,899	158,801	2,949	2,950	—	—	—
2/4/04(b)	29,490	793,871	—	29,490	—	—	—
2/10/05(a)	10,181	274,073	3,394	3,393	3,394	—	—
2/6/06(a)	12,073	325,005	3,018	3,018	3,018	3,019	—
2/6/06(b)	35,932	967,289	—	—	—	35,932	—
2/16/07(a)	5,019	135,111	1,003	1,004	1,004	1,004	1,004
2/16/07(c)	5,018	135,085	—	—	5,018	—	—

Total	105,864	2,849,859	12,616	39,855	12,434	39,955	1,004

William Lynch
2/16/07(e)	9,415	253,452	2,354	2,353	2,354	2,354	—

Total	9,415	253,452	2,354	2,353	2,354	2,354	—

James Warner
2/12/03(d)	541	14,564	541	—	—	—	—
2/4/04(a)	1,181	31,793	590	591	—	—	—
2/10/05(a)	2,795	75,241	931	931	933	—	—
2/6/06(a)	2,300	61,916	575	575	575	575	—
2/16/07(a)	4,391	118,206	878	878	878	878	879
2/16/07(c)	4,392	118,233	—	—	4,392	—	—

Total	15,600	419,953	3,515	2,975	6,778	1,453	879

(a)
These awards vest in five equal annual installments on each of the first five anniversaries of the grant date, subject to continued employment.

(b)
These awards vest in one lump sum installment on the fifth anniversary of the grant date, subject to continued employment.

(c)
Represents the initial "target" awards. See the Grants of Plan-Based Awards table and footnote (1) thereto.

(d)
These awards vest in four equal annual installments, beginning on the second anniversary of the grant date, subject to continued employment.

(e)
These awards vest in five equal annual installments on each of the first five anniversaries of October 20, 2006, the date Mr. Lynch joined HSN, subject to continued employment.

Option Exercises and Stock Vested

        The table below provides information regarding the number of shares acquired by HSNi's named executives during 2007 upon the exercise of stock options and the vesting of RSU awards and the related value realized, in each case, excluding the effect of any applicable taxes. The dollar value realized upon exercise of stock options represents the difference between (i) the sale price of the shares acquired on exercise for simultaneous exercise and sale transactions and (ii) the exercise price of the stock option, multiplied by the number of stock options that were exercised. The dollar value realized upon vesting of RSUs represents the closing price of IAC common stock on the applicable vesting date multiplied by the number of RSUs so vesting.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mindy Grossman	—	—	6,682	254,718
Mark Ethier(1)	39,375	257,962	12,279	474,429
William Lynch	—	—	2,353	63,225
Judy Schmeling	—	—	11,189	439,960
James Warner(1)	2,604	39,080	2,634	103,575

(1)
Includes 24,375 and 2,604 Expedia shares acquired by Messrs. Ethier and Warner, respectively, upon the exercise of Expedia stock options received in connection with the Expedia Spin-Off.

Potential Payments Upon Termination or Change in Control

  Change of Control

        Pursuant to the terms of IAC's (and, following the spin-off, HSNi's) equity compensation plans and the award agreements thereunder, upon a change of control the named executive officers are generally entitled to accelerated vesting of (i) equity awards made prior to 2006 and (ii) equity awards made thereafter if, following such change in control, their employment is terminated by the company for any reason other than death, disability or cause (as defined in the relevant employment agreement), or by the executive for good reason (as defined in the relevant employment agreement) (a "Qualifying Termination"). Additionally, under the New Grossman Employment Agreement, Ms. Grossman will be entitled to full acceleration of all her equity awards that were granted prior to, or in connection with, the spin-off.

  Severance

        Cash.    Upon a Qualifying Termination, HSNi's executive officers are generally entitled to salary continuation for the remainder of their agreements, except for Ms. Grossman, who will receive twenty-four months of salary continuation. The expiration dates of the employment agreements for Mr. Lynch, Ms. Schmeling, Mr. Ethier and Mr. Warner are November 19, 2010, March 31, 2009, February 28, 2010 and March 12, 2009, respectively. Additionally, under the New Grossman Employment Agreement, Ms. Grossman will also be entitled to pro rated portions of the bonus she would otherwise earn during the year in which the Qualifying Termination occurs, payable at the time such bonus would otherwise be payable. Ms. Grossman's rights under her long-term cash incentive plan continue following a Qualifying Termination.

        Equity.    Upon a Qualifying Termination, Ms. Grossman will receive full acceleration of her equity awards outstanding immediately following the spin-off.

        Obligations.    The amounts payable upon a Qualifying Termination are all subject to the execution of a general release and to compliance with confidentiality, non-compete, non-solicitation of employees and non-solicitation of customer covenants set forth in the relevant employment agreements. Salary continuation payments will be offset by the amount of any compensation earned by an executive from other employment during the severance payment period.

        The amounts shown in the table assume that the termination or change in control was effective as of December 31, 2007 and that the price of IAC common stock on which certain calculations are based was the closing price of $26.92 on The Nasdaq Stock Market on that date. These amounts are estimates of the incremental amounts that would have been paid out to the executive upon such terminations/change in control, and do not take into account equity grants made, and contractual obligations entered into, after December 31, 2007. The actual amounts to be paid out can only be determined at the time the event actually occurs.

Name and Benefit	Termination without cause	Resignation for good reason	Death or Disability	Change in Control	Termination w/o cause or for good reason in connection with Change in Control
Mindy Grossman
Cash Severance (salary)	1,333,333	1,333,333	—	—	1,333,333
RSUs (vesting accelerated)	1,618,969	1,618,969	179,879	337,765	1,956,734
Health Benefits	19,363	19,363	—	—	19,363

Total estimated value	2,971,665	2,971,665	179,879	337,765	3,309,430

Mark Ethier
Cash Severance (salary)	866,667	—	—	—	866,667
RSUs (vesting accelerated)	60,291	—	52,521	1,287,368	2,849,859

Total estimated value	927,291	—	52,521	1,287,368	3,716,526

William Lynch
Cash Severance (salary)	1,299,999	1,299,999	—	—	1,299,999
RSUs (vesting accelerated)	—	—	—	—	253,452

Total estimated value	1,299,999	1,299,999	—	—	1,553,451

Judy Schmeling
Cash Severance (salary)	500,000	—	—	—	500,000
RSUs (vesting accelerated)	66,546	—	54,428	1,444,850	2,184,666

Total estimated value	566,546	—	54,428	1,444,850	2,684,666

James Warner
Cash Severance (salary)	380,625	—	—	—	380,625
RSUs (vesting accelerated)	7,268	—	12,599	121,598	419,952

Total estimated value	387,893	—	12,599	121,598	800,577

HSNi Security Ownership of Certain Beneficial Owners and Management

        As of the date hereof, all of HSNi's outstanding shares of common stock are owned by IAC. After the distribution, IAC will no longer own any shares of HSNi common stock. The following table presents information relating to the expected beneficial ownership of shares of HSNi common stock, assuming completion of the distribution as if it occurred on April 30, 2008, by (i) each individual or entity expected to own beneficially more than 5% of the outstanding shares of HSNi common stock, assuming that there are 278,735,546 shares of common stock and Class B common stock of IAC outstanding immediately prior to the spin-offs and a distribution ratio of one-fifth of a share of HSNi common stock for every share of IAC common stock and/or Class B common stock, (ii) each director of HSNi, (iii) the Chief Executive Officer, the Chief Financial Officer and the other three named executive officers in the HSNi summary compensation table (see "HSNi Executive Compensation") and (iv) all of HSNi's executive officers and directors as a group.

        Unless otherwise indicated, beneficial owners listed here may be contacted at HSNi's corporate headquarters at 1 HSN Drive, St. Petersburg, Florida 33729. For each listed person, the number of shares of HSNi common stock and percent of such class listed assumes the conversion or exercise of any HSNi equity securities owned by such person that are or will become convertible or exercisable, and the exercise of stock options and the vesting of restricted stock units, if any, that will vest, within 60 days of April 30, 2008, but does not assume the conversion, exercise or vesting of any such equity securities owned by any other person.

        The share amounts for each beneficial owner listed here are based on each such individual's beneficial ownership of shares of IAC common stock and/or Class B common stock as of April 30, 2008, and assuming a distribution ratio of one-fifth of a share of HSNi common stock for every share of IAC common stock and/or Class B common stock. To the extent that HSNi directors and executive officers own shares of IAC common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of IAC common stock. In addition, following the distribution, HSNi expects that all IAC stock-based awards held by these individuals will be adjusted to become awards relating to common stock of all five companies resulting from the spin-offs. Those awards that will relate to HSNi common stock are reflected in the table below based upon the expected adjustment formula described under the caption "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

        The actual number of shares of HSNi capital stock outstanding as of the date of the distribution may differ due, among other things, to the exercise of stock options or the vesting of restricted stock units, in each case, between April 30, 2008 and the date of the distribution and to the extent the other assumptions set forth above differ from actual developments.

	HSNi Common Stock
Name and Address of Beneficial Owner
	Shares	%
Clearbridge Advisors, LLC, et al(1)(2) 399 Park Avenue New York, NY 10022	2,651,312	4.75
Lord Abbett & Co. LLC(1)(2) 90 Hudson Street, 11th Floor Jersey City, NJ 07302	7,839,768	14.06
Liberty Media Corporation(3)(4) 12300 Liberty Boulevard Englewood, CO 80112	16,643,961	29.86
Roxanne Al-Fayez(5)	366	*
Gregory R. Blatt(5)	9,800	*
Patrick Bousquet-Chavanne	—	—
Michael C. Boyd	—	—
William Costello	2,500	*
Mark Ethier(5)	1,873	*
James Follo	—	—
Mindy Grossman(5)	2,600	*
Stephanie Kugelman	—	—
William Lynch(5)	346	*
Arthur C. Martinez(5)	2,500	*
Thomas J. McInerney(5)	20,576	*
Lynne Ronon(5)	—	—
Judy Schmeling(5)(6)	4,963	*
James Warner(5)	346	*
All executive officers and directors as a group (15 persons)	45,870	*

*
The percentage of shares beneficially owned does not exceed 1%

(1)
We have not been able to determine the person or persons controlling the fund through publicly available information.

(2)
Based upon information regarding IAC holdings reported on a Schedule 13G, as amended, which was filed with the SEC on February 14, 2008 and a distribution ratio of one-fifth of a share of HSNi common stock for every share of IAC common stock and/or Class B common stock.

(3)
Liberty Media Corporation is a publicly traded corporation. According to Liberty Media Corporation's Schedule 14A, filed April 24, 2008, Liberty's chairman, John C. Malone, controls 33% of the voting power of Liberty Media Corporation.

(4)
Based on 58,796,381 shares of IAC common stock held by Liberty and 4,000,000, 15,618,230, 4,005,190 and 800,006 shares of IAC Class B common stock held by each of BDTV Inc., BDTV II Inc., BDTV III Inc. and BDTV IV Inc., respectively and a distribution ratio of one-fifth of a share of HSNi common stock for every share of IAC common stock and/or Class B common stock.

(5)
Excludes any equity awards that will vest upon completion of the spin-offs.

(6)
Calculation is based, in part, on 1,521 shares of IAC common stock held indirectly by Ms. Schmeling through IAC's 401(k) plan.

DESCRIPTION OF CAPITAL STOCK OF HSNi

General

        The following is a summary of information concerning the capital stock of the Company. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Amended and Restated Certificate of Incorporation of the Company or its by-laws. The summary is qualified by reference to these documents, which you must read for complete information on the capital stock of the Company. The Amended and Restated Certificate of Incorporation and by-laws of the Company are included as exhibits to the Company's registration statement on Form S-1, of which this prospectus is a part.

Distributions of Securities

        In the past three years, the Company has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act.

Common Stock

        Immediately following the spin-off, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.01 per share, and the preferred stock described below.

        Shares Outstanding.    Immediately following the spin-off, we expect that the number of shares of common stock that we will have issued and outstanding will be approximately 55.75 million shares of common stock, par value $0.01 per share (based on a distribution ratio of one-fifth of a share of HSNi for each share of IAC common stock and Class B common stock outstanding). This is based upon approximately 253,135,548 shares of IAC common stock and 25,599,998 shares of IAC Class B common stock outstanding as of March 31, 2008.

        Dividends.    Subject to prior dividend rights of the holders of any preferred shares, holders of shares of common stock of the Company are entitled to receive dividends when, as and if declared by its board of directors out of funds legally available for that purpose.

        Voting Rights.    Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of common stock do not have cumulative voting rights. In other words, a holder of a single share of our common stock cannot cast more than one vote for each position to be filled on our board of directors.

        Other Rights.    In the event of any liquidation, dissolution or winding up of the Company after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. Shares of common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of common stock are not currently entitled to preemptive rights.

        Fully Paid.    The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

        HSNi is authorized to issue up to 25,000,000 shares of preferred stock, par value $.01 per share. Our board of directors, without further action by the holders of our common stock, may issue shares of preferred stock. The board of directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

        The authority possessed by our board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and the board of directors does not have a present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

        The Company is incorporated in Delaware and is governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Section 203 of the Delaware General Corporation Law

        Section 203 ("Section 203") of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder." Generally, an "interested stockholder" for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the outstanding voting power of a Delaware corporation. This provision, if applicable, prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the voting power (as calculated pursuant to Section 203) of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the outstanding voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply in certain circumstances, including if the corporation's certificate of incorporation contains a provision expressly electing not to be governed by Section 203. If such a provision is adopted by an amendment to the corporation's certificate of incorporation, the amendment will be effective immediately if, among other requirements, the corporation has never had a class of voting stock listed on a national securities exchange or held of record by more than 2,000 stockholders. If this and other requirements are not satisfied, the amendment will not be effective until 12 months after its adoption and will not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to such adoption.

        In accordance with Section 203, the restrictions on certain business combinations in Section 203 will not apply in respect of the Company following the spin-off.

Anti-takeover Effects of the Certificate of Incorporation and By-laws of HSNi and Delaware Law

        Some provisions of our Amended and Restated Certificate of Incorporation and by-laws and certain provisions of Delaware law could make the following more difficult:

  •
  acquisition of the Company by means of a tender offer;

  •
  acquisition of the Company by means of a proxy contest or otherwise; or

  •
  removal of incumbent officers and directors of the Company.

  Size of Board and Vacancies

        Our Amended and Restated Certificate of Incorporation and by-laws provide that the number of directors on the Company's board of directors will be fixed exclusively by the board of directors. Newly created directorships resulting from any increase in the authorized number of directors will be filled by a majority of the directors then in office, provided that a majority of the entire board of directors, or a quorum, is present and any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of the remaining directors in office, even if less than a quorum is present.

  Elimination of Stockholder Action by Written Consent

        Our Amended and Restated certificate of incorporation and by-laws expressly eliminate the right of stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of the Company's stockholders.

  Stockholder Meetings

        Under our Amended and Restated Certificate of Incorporation and by-laws, stockholders are not entitled to call special meetings of stockholders; only a majority of our board of directors or specified individuals may call such meetings.

  Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our Amended and Restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In particular, stockholders must notify the corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our Amended and Restated by-laws. To be timely, the notice must be received at the Company's principal executive office not later than 45 or more than 75 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder, to be timely, must be delivered no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Moreover, in the event that the number of directors to be elected to the board of directors is increased and there is no public announcement by the Company naming all of the nominees for director or specifying the size of the increased board of directors at least 55 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of stockholders, the stockholder's notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the corporate secretary at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company.

  Undesignated Preferred Stock

        The authorization in our Amended and Restated Certificate of Incorporation with respect to the issuance of undesignated preferred stock makes it possible for the our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. The provision in our Amended and Restated Certificate of Incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of the Company's management.

NASDAQ Listing

        The Company has been approved to list its shares of common stock on NASDAQ and expects that its shares will trade under the ticker symbol "HSNI."

Resale of HSNi Common Stock

        As security holders, you will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of our securities by you. In addition, if you are deemed an "affiliate" of HSNi (as defined in Rule 405 of the Securities Act), the securities offered hereby may be deemed "restricted securities" (as defined in Rule 144 under the Securities Act) notwithstanding their registration under this registration statement. As a result you will not be able to sell the securities offered hereby absent an effective registration statement covering such sales or an available exemption from registration under the Securities Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Liberty Media Corporation

        In May 2008, in connection with the settlement of litigation relating to the proposed spin-offs, IAC entered into a "Spinco Agreement" with Liberty and affiliates of Liberty that hold shares of IAC common stock and/or Class B common stock (together with Liberty, the "Liberty Parties"), among others. At the time of the spin-offs, each Spinco will assume from IAC all of those rights and obligations under the Spinco Agreement providing for post-spin-off governance arrangements at the Spincos. As of April 30, 2008, Liberty may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act) 83,219,807 shares of IAC common stock that consists of shares of common stock and Class B common stock. Such shares constitute 29.9% of the outstanding shares of IAC common stock. Immediately following the spin-offs, it is expected that Liberty will beneficially own shares of common stock in each of the Spincos representing approximately 29.9% of the outstanding common stock of each of the Spincos. The following summary describes the material terms of those governance arrangements and related matters and is qualified by reference to the full Spinco Agreement, which has been filed as an exhibit to each of the Form S-1 registration statements of the Spincos. The Spinco Agreement also requires each Spinco to enter into a registration rights agreement with the Liberty Parties at the time of the spin-offs, as described below.

  Spinco Agreement

  Representation of Liberty on the Spinco Boards of Directors

        The Spinco Agreement generally provides that so long as Liberty beneficially owns securities of a Spinco representing at least 20% of the total voting power of the Spinco's equity securities, Liberty has the right to nominate up to 20% of the directors serving on the Spinco Board of Directors (rounded up to the nearest whole number). Any director nominated by Liberty must be reasonably acceptable to a majority of the directors on the Spinco's Board who were not nominated by Liberty. All but one of Liberty's nominees serving on the Spinco Board of directors must qualify as "independent" under applicable stock exchange rules. In addition, the Nominating and/or Governance committee of the Spinco Board may include only "Qualified Directors," namely directors other than any who were nominated by Liberty, are officers or employees of the Spinco or were not nominated by the Nominating and/or Governance Committee of the Spinco's Board in their initial election to the Board and for whose election any Liberty Party voted shares.

        Until the second anniversary of the spin-off of a Spinco, the Liberty Parties agreed to vote all of the equity securities of a Spinco beneficially owned by them in favor of the election of the full slate of director nominees recommended to stockholders by the Spinco Board of Directors so long as the slate includes the director-candidates that Liberty has the right to nominate.

  Acquisition Restrictions

        The Liberty Parties have agreed in the Spinco Agreement not to acquire beneficial ownership of any equity securities of a Spinco (with specified exceptions) unless:

  •
  the acquisition was approved by a majority of the Qualified Directors;

  •
  the acquisition is permitted under the provisions described in "Competing Offers" below; or

  •
  after giving effect to the acquisition, Liberty's ownership percentage of the equity securities of the Spinco, based on voting power, would not exceed the Applicable Percentage.

        The "Applicable Percentage" initially is Liberty's ownership percentage upon the spin-off of a Spinco, based on voting power (expected to be approximately 30%), plus 5%, but in no event more than 35%. Following a spin-off, the Applicable Percentage for the Spinco will be reduced for specified transfers of equity securities of the Spinco by the Liberty Parties. During the first two years following the spin-off of a Spinco, acquisitions by the Liberty Parties are further limited to specified extraordinary transactions and, otherwise, to acquisitions representing no more than one-third of the Spinco Common Stock received by the Liberty Parties in the spin-off.

  Standstill Restrictions

        Until the second anniversary of the spin-off, unless a majority of the Qualified Directors consent or to the extent permitted by the provisions described under "Acquisition Restrictions" or "Competing Offers" or in certain other limited circumstances, no Liberty Party may:

  •
  offer to acquire beneficial ownership of any equity securities of such Spinco;

  •
  initiate or propose any stockholder proposal or seek or propose to influence, advise, change or control the management, Board of Directors, governing instruments or policies or affairs of such Spinco;

  •
  offer, seek or propose, collaborate on or encourage any merger or other extraordinary transaction;

  •
  subject any equity securities of such Spinco to a voting agreement;

  •
  make a request to amend any of the provisions described under "Acquisition Restrictions", "Standstill Restrictions" or "Competing Offers";

  •
  make any public disclosure, or take any action which could reasonably be expected to require such Spinco to make any public disclosure, with respect to any of the provisions described under "Standstill Restrictions"; or

  •
  enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the provisions described under "Standstill Restrictions".

  Transfer Restrictions

        Unless a majority of the Qualified Directors consent, the Spinco Agreement prohibits transfers by the Liberty Parties of any equity securities of a Spinco to any person except for certain transfers, including:

  •
  transfers under Rule 144 under the Securities Act (or, if Rule 144 is not applicable, in "broker transactions");

  •
  transfers pursuant to a third party tender or exchange offer or in connection with any merger or other business combination, which merger or business combination has been approved by the Spinco;

  •
  transfers in a public offering in a manner designed to result in a wide distribution, provided that no such transfer is made, to the knowledge of the Liberty Parties, to any person whose ownership percentage (based on voting power) of the Spinco's equity securities, giving effect to the transfer, would exceed 15%;

  •
  a transfer of all of the equity securities of the Spinco beneficially owned by the Liberty Parties and their affiliates in a single transaction if the transferee's ownership percentage (based on voting power), after giving effect to the transfer, would not exceed the Applicable Percentage and only if the transferee assumes all of the rights and obligations (subject to limited exceptions) of the Liberty Parties under the Spinco Agreement relating to the Spinco;

  •
  specified transfers in connection with changes in the beneficial ownership of the ultimate parent company of a Liberty Party or a distribution of the equity interests of a Liberty Party or certain similar events; and

  •
  specified transfers relating to certain hedging transactions or stock lending transactions in respect of the Liberty Parties' equity securities in the Spinco, subject to specified restrictions.

        During the first two years following the applicable spin-off, transfers otherwise permitted by the first and third bullets above will be prohibited, and transfers otherwise permitted by the fourth and sixth bullets above in respect of which IAC and the Spinco do not make certain determinations with respect to the transferee will be prohibited, unless such transfers represent no more than one-third of the Spinco Common Stock received by the Liberty Parties in the spin-off.

  Competing Offers

        During the period when Liberty continues to have the right to nominate directors to a Spinco's Board of Directors, if the Spinco's Board of Directors determines to pursue certain types of transactions on a negotiated basis (either through an "auction" or with a single bidder), Liberty is granted certain rights to compete with the bidder or bidders, including the right to receive certain notices and information, subject to specified conditions and limitations. In connection with any such transaction that the Spinco is negotiating with a single bidder, the Spinco's Board must consider any offer for a transaction made in good faith by Liberty but is not obligated to accept any such offer or to enter into negotiations with Liberty.

        If a third party (x) commences a tender or exchange offer for at least 35% of the capital stock of the Spinco other than pursuant to an agreement with the Spinco or (y) publicly discloses that its ownership percentage (based on voting power) exceeds 20% and the Spinco's Board fails to take certain actions to block such third party from acquiring an ownership percentage of the Spinco (based on voting power) exceeding the Applicable Percentage, the Liberty Parties generally will be relieved of the obligations described under "Standstill Restrictions" and "Acquisition Restrictions" above to the extent reasonably necessary to permit Liberty to commence and consummate a competing offer. If Liberty's ownership percentage (based on voting power) as a result of the consummation of a competing offer in response to a tender or exchange offer described in (x) above exceeds 50%, any consent or approval requirements of the Qualified Directors in the Spinco Agreement will be terminated, and, following the later of the second anniversary of the applicable spin-off and the date that Liberty's ownership percentage (based on voting power) exceeds 50%, the obligations described under "Acquisition Restrictions" will be terminated.

  Other

        Following the spin-off of a Spinco, amendments to the Spinco Agreement and determinations required to be made thereunder (including approval of transactions between a Liberty Party and the Spinco that would be reportable under the proxy rules) will require the approval of the Qualified Directors.

  Registration Rights Agreement

        As indicated above under "Spinco Agreement," each Spinco will grant to Liberty the registration rights described below at the time of its spin-off.

        Under the registration rights agreement, the Liberty Parties and their permitted transferees (the "Holders") will be entitled to three demand registration rights (and unlimited piggyback registration rights) in respect of the shares of Spinco common stock received by the Liberty Parties as a result of the Spinco's spin-off and other shares of Spinco common stock acquired by the Liberty Parties consistent with the Spinco Agreement (collectively, the "Registrable Shares"). The Holders will be permitted to exercise their registration rights in connection with certain hedging transactions that they may enter into in respect of the Registrable Shares.

        The Spinco will be obligated to indemnify the Holders, and each selling Holder will be obligated to indemnify the Spinco, against specified liabilities in connection with misstatements or omissions in any registration statement.

Relationships Among IAC and the Spincos

        Following the spin-offs, the relationships among IAC and the Spincos will be governed by a number of agreements. These agreements include, among others:

  •
  a Separation and Distribution Agreement;

  •
  a Tax Sharing Agreement;

  •
  an Employee Matters Agreement; and

  •
  a Transition Services Agreement (collectively, the "Spin-Off Agreements").

        The Spin-Off Agreements will be filed as exhibits to the respective registration statement on Form S-1 of each of the Spincos, of which this prospectus is a part, and the summaries of each such agreement are qualified by reference to the full text of the applicable agreement.

  Separation and Distribution Agreement

        The Separation and Distribution Agreement will set forth the arrangements among IAC and each of the Spincos regarding the principal transactions necessary to separate each of the Spincos from IAC, as well as govern certain aspects of the relationship of a Spinco with IAC and other Spincos after the completion of the spin-offs.

        Each Spinco will agree to indemnify, defend and hold harmless (and to cause the other members of its respective group to indemnify, defend and hold harmless), under the Separation and Distribution Agreement, IAC and each of the other Spincos, and each of their respective current and former directors, officers and employees, from and against any losses arising out of any breach by such indemnifying companies of the Spin-Off Agreements, any failure by such indemnifying company to assume and perform any of the liabilities allocated to such company and any liabilities relating to the indemnifying company's financial and business information included in filings made with the SEC in connection with the spin-offs. IAC will agree to indemnify, defend and hold harmless each of the Spincos, and each of their respective current and former directors, officers and employees, from and against losses arising out of any breach by IAC of the Spin-Off Agreements, and any failure by IAC to perform its obligations under the Separation and Distribution Agreement or any Spin-Off Agreement.

        In addition, the Separation and Distribution Agreement will also govern insurance and related reimbursement arrangements, provision and retention of records, access to information and confidentiality, cooperation with respect to governmental filings and third party consents and access to property.

  Tax Sharing Agreement

        The Tax Sharing Agreement governs the respective rights, responsibilities and obligations of IAC and each Spinco after the spin-off of such Spinco with respect to taxes for periods ending on or before the spin-off of such Spinco. In general, pursuant to the Tax Sharing Agreement, IAC will prepare and file the consolidated federal income tax return, and any other tax returns that include IAC (or any of its subsidiaries) and a Spinco (or any of its subsidiaries) for all taxable periods ending on or prior to, or including, the distribution date of such Spinco with the appropriate tax authorities, and, except as otherwise set forth below, IAC will pay any taxes relating thereto to the relevant tax authority (including any taxes attributable to an audit adjustment with respect to such returns; provided that IAC will not be responsible for audit adjustments relating to the business of a Spinco (or any of its subsidiaries) with respect to pre-spin off periods if such Spinco fails to fully cooperate with IAC in the conduct of such audit). Each Spinco will prepare and file all tax returns that include solely such Spinco and/or its subsidiaries and any separate company tax returns for such Spinco and/or its subsidiaries for all taxable periods ending on or prior to, or including, the distribution date of such Spinco, and will pay all taxes due with respect to such tax returns (including any taxes attributable to an audit adjustment with respect to such returns). In the event an adjustment with respect to a pre-spin off period for which IAC is responsible results in a tax benefit to a Spinco in a post-spin off period, such Spinco will be required to pay such tax benefit to IAC. In general, IAC controls all audits and administrative matters and other tax proceedings relating to the consolidated federal income tax return of the IAC group and any other tax returns for which the IAC group is responsible.

        Under the Tax Sharing Agreement a Spinco generally (i) may not take (or fail to take) any action that would cause any representation, information or covenant contained in the separation documents or the documents relating to the IRS private letter ruling and the tax opinion regarding the spin-off of such Spinco to be untrue, (ii) may not take (or fail to take) any other action that would cause the spin-off of such Spinco to lose its tax free status, (iii) may not sell, issue, redeem or otherwise acquire any of its equity securities (or equity securities of members of its group), except in certain specified transactions for a period of 25 months following the spin-off of such Spinco and (iv) may not, other than in the ordinary course of business, sell or otherwise dispose of a substantial portion of its assets, liquidate, merge or consolidate with any other person for a period of 25 months following the spin-off. Tree.com will not be subject to certain of the restrictions applicable to the other Spincos during the 25-month period following the spin-off of each such other Spinco. During the 25-month period, a Spinco may take certain actions prohibited by these covenants if (i) it obtains IAC's prior written consent, (ii) it provides IAC with an IRS private letter ruling or an unqualified opinion of tax counsel to the effect that such actions will not affect the tax free nature of the spin-off of such Spinco, in each case satisfactory to IAC in its sole discretion, or (iii) IAC obtains a private letter ruling at such Spinco's request. In addition, with respect to actions or transactions involving acquisitions of Spinco stock entered into at least 18 months after the distribution of such Spinco, such Spinco will be permitted to proceed with such transaction if it delivers an unconditional officer's certificate establishing facts evidencing that such acquisition satisfies the requirements of a specified safe harbor set forth in applicable U.S. Treasury Regulations, and IAC, after due diligence, is satisfied with the accuracy of such certification.

        Notwithstanding the receipt of any such IRS ruling, tax opinion or officer's certificate, generally each Spinco must indemnify IAC and each other Spinco for any taxes and related losses resulting from (i) any act or failure to act by such Spinco described in the covenants above, (ii) any acquisition of equity securities or assets of such Spinco or any member of its group, and (iii) any breach by such Spinco or any member of its group of any representation or covenant contained in the separation documents or the documents relating to the IRS private letter ruling or tax opinion concerning the spin-off of such Spinco.

        Under U.S. federal income tax law, IAC and the Spincos are severally liable for all of IAC's federal income taxes attributable to periods prior to and including the current taxable year of IAC, which ends on December 31, 2008. Thus, if IAC failed to pay the federal income taxes attributable to it under the Tax Sharing Agreement for periods prior to and including the current taxable year of IAC, the Spincos would be severally liable for such taxes. In the event a Spinco is required to make a payment in respect of a spin-off related tax liability of the IAC consolidated federal income tax return group under these rules for which such Spinco is not responsible under the Tax Sharing Agreement and full indemnification cannot be obtained from the Spinco responsible for such payment under the Tax Sharing Agreement, IAC will indemnify the Spinco that was required to make the payment from and against the portion of such liability for which full indemnification cannot be obtained from the Spinco responsible for such payment under the Tax Sharing Agreement.

        The Tax Sharing Agreement also contains provisions regarding the apportionment of tax attributes of the IAC consolidated federal income tax return group, the allocation of deductions with respect to compensatory equity interests, cooperation, and other customary matters. In general, tax deductions arising by reason of exercises of options to acquire IAC or Spinco stock, vesting of "restricted" IAC or Spinco stock, or settlement of restricted stock units with respect to IAC or Spinco stock held by any person will be claimed by the party that employs such person at the time of exercise, vesting or settlement, as applicable (or in the case of a former employee, the party that last employed such person).

  Employee Matters Agreement

        The employee matters agreement covers a wide range of compensation and benefit issues related to the spin-offs. In general, under the employee matters agreement:

  •
  IAC will assume or retain (i) all liabilities with respect to IAC employees, former IAC employees (excluding any former employees of the Spincos) and their dependents and beneficiaries under all IAC employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all IAC employees, former IAC employees (excluding any former employees of the Spincos) and their dependents and beneficiaries.

  •
  Each Spinco will assume or retain (i) all liabilities under its employee benefit plans, and (ii) all liabilities with respect to the employment or termination of employment of all such Spinco's employees, former employees and their dependents and beneficiaries.

        Subject to a transition period through the end of 2008 with respect to health and welfare benefits, after the spin-offs, the Spincos no longer will participate in IAC's employee benefit plans, but will have established their own employee benefit plans that are currently expected to be substantially similar to the plans sponsored by IAC prior to the spin-offs. Through the end of 2008, IAC will continue to provide health and welfare benefits to employees of the Spincos and each Spinco will bear the cost of this coverage with respect to its employees. Assets and liabilities from the IAC Retirement Savings Plan relating to Spinco employees and former employees will be transferred to the applicable, newly established Spinco Retirement Savings Plan as soon as practicable following the spin-offs. For a description of the treatment of outstanding IAC equity awards pursuant to the employee matters agreement, see "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards."

  Transition Services Agreement

        Pursuant to a transition services agreement among IAC and the Spincos, each of IAC and the Spincos currently expect that some combination of the following services, among others, will be provided by/to the parties (and/or their respective businesses) as set forth below on an interim, transitional basis following completion of the spin-offs:

  •
  assistance with certain legal, finance, internal audit, human resources, insurance and tax affairs, including assistance with certain public company functions, from IAC to the Spincos;

  •
  continued coverage/participation for employees of the Spincos under IAC health and welfare plans on the same basis as immediately prior to the distribution;

  •
  the leasing/subleasing of office and/or data center space by IAC and its businesses to various Spincos (and vice versa);

  •
  assistance with the implementation and hosting of certain software applications by/from IAC and its businesses for various Spincos (and vice versa);

  •
  call center and customer relations services by Ticketmaster to IAC's Reserve America business and Tree.com;

  •
  payroll processing services by Ticketmaster to certain IAC businesses and an ILG business and by HSNi to IAC;

  •
  tax compliance services by HSNi to ILG and accounting services by Ticketmaster to IAC; and

  •
  such other services as to which any Spinco(s) and IAC may agree.

        The charges for these services will be on a cost plus fixed percentage or hourly rate basis to be agreed upon prior to the completion of the spin-offs. In general, the services to be provided by/to the parties (and/or their respective businesses) will begin on the date of the completion of the spin-offs and will cover a period generally not expected to exceed 12 months following the spin-offs. Any party may terminate the agreement with respect to one or more particular services being received by it upon such notice as will be provided for in the transition services agreement.

  Commercial Agreements

        Each of the Spincos currently, and for the foreseeable future, expect to provide certain services to each other pursuant to certain commercial relationships with IAC and/or other Spincos. Additionally, in connection with the spin-offs, each Spinco is expected to enter or has entered into various commercial agreements, primarily in the form of leases and distribution and services agreements, between their subsidiaries, on the one hand, and subsidiaries of IAC and/or one or more other Spincos, on the other hand, many of which will memorialize (in most material respects) pre-existing arrangements in effect prior to the spin-offs and which are intended to reflect arm's length terms and none of which is expected to constitute a material contract to the applicable Spinco. Below is a brief description of such agreements that, individually or together with similar agreements, involve revenues to either IAC or a Spinco in excess of $120,000. Distribution agreements generally involve the payment of fees (usually on a fixed-per-transaction, revenue sharing or commission basis) from the party seeking distribution of the product or service to the party that is providing the distribution.

        HSNi.    Certain subsidiaries of HSNi distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa). For example, HSNi sells merchandise on behalf of Shoebuy through HSN and various Cornerstone brands.

        Aggregate revenues earned in respect of commercial agreements between HSNi and IAC by HSNi subsidiaries from businesses that IAC will own following the distribution were approximately $320,000 in 2007. Aggregate payments made by HSNi subsidiaries to IAC subsidiaries in respect of these commercial agreements were approximately $1.8 million in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

        ILG.    Certain subsidiaries of ILG distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa). For example, Interval promotes and distributes ticketing services for certain events, either through advance access or by passing along a deeper discount to its members via a link to the Ticketmaster booking engine.

        Aggregate revenues earned in respect of commercial agreements between ILG and IAC by ILG subsidiaries from businesses that IAC will own following the distribution were not material in 2007. Aggregate payments made by ILG subsidiaries to IAC subsidiaries in respect of these agreements were approximately $2.1 million in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

        Ticketmaster.    Certain subsidiaries of Ticketmaster (i) distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa), (ii) provide certain subsidiaries of IAC and/or other Spincos with various services (and vice versa) and/or (iii) lease office space from IAC. For example:

  •
  Ticketmaster leases its corporate headquarters in California, as well as office space for its New York City operations at IAC's headquarters, from IAC; and

  •
  IAC's Advertising Solutions business acts as a sales agent for Ticketmaster in connection with the sale of advertising on www.ticketmaster.com and websites of other Ticketmaster businesses.

        Aggregate revenues earned in respect of commercial agreements between Ticketmaster and IAC by Ticketmaster subsidiaries from businesses that IAC will own following the distribution were approximately $12.2 million in 2007. Aggregate payments made by Ticketmaster subsidiaries to IAC and its subsidiaries in respect of commercial agreements were approximately $4.2 million in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

        Tree.com.    Certain subsidiaries of Tree.com (i) distribute their respective products and services via arrangements with certain subsidiaries of IAC and/or other Spincos (and vice versa), (ii) provide certain subsidiaries of IAC and/or other Spincos with various services (and vice versa) and/or (iii) lease office space from IAC. For example:

  •
  Tree.com licenses certain real estate information to IAC's Ask.com business for use in connection with real estate related search results;

  •
  IAC's Ask.com and Citysearch businesses provide search engine marketing services and advertising to Tree.com businesses; and

  •
  Tree.com has agreed to provide certain mortgage brokerage services to a joint venture in which IAC is a party.

        Aggregate revenues earned in respect of commercial agreements between Tree.com and IAC by Tree.com subsidiaries from businesses that IAC will own following the distribution were approximately $300,000 in 2007. Aggregate payments made by Tree.com subsidiaries to IAC subsidiaries in respect of these commercial agreements were approximately $400,000 in 2007. Such numbers include payments to and received from Entertainment Publications, Inc., which was sold by IAC subsequent to December 31, 2007.

Certain Other Relationships and Related Person Transactions

        We are currently subject to the policies and procedures of IAC regarding the review and approval of related person transactions. Immediately prior to the spin-off, we will adopt a formal written policy governing the review and approval of related person transactions. We expect that the policies we implement will require the management of the Company to determine whether any proposed transaction, arrangement or relationship with a related person fell within the definition of "transaction" set forth in Item 404(a) of Regulation S-K under the Securities Act, and if so, will require management to submit such transaction to the Company's Audit Committee for approval. The Audit Committee, in considering whether to approve related person transactions, would then consider all facts and circumstances that it deemed relevant.

        The disclosure below describes related person transactions involving the Company and related parties of IAC prior to the spin-off, as well as certain relationships involving the Company and its related parties. The terms "related person" and "transaction" have the meanings set forth in Item 404(a) of Regulations S-K under the Securities Act.

        HSNi works with High Fashion Garments, Inc. ("HFG") and a number of other third parties to develop new product lines and source manufacturers for existing product lines in the ordinary course of business. The brother-in-law of HSNi's Chief Executive Officer is an employee of HFG, in which capacity he assisted with the development and manufacturing of three product lines for HSN, and his spouse is a consultant for HFG, in which capacity she assisted with the design and development of a product line for HSN. While HSN purchased merchandise from HFG that was developed, manufactured and/or designed with assistance from these individuals in 2007 and 2006, no amounts were paid by either of HFG or HSN to these individuals in connection with such sales. The arrangements between HFG and the brother-in-law do not provide for the payment of any amounts relating to these purchases, and while the arrangements between HFG and the sister-in-law do provide for the payment of commissions, the relevant targets were not met.

        In 2007, an HSNi subsidiary made payments to a subsidiary of Warner Music Group in the aggregate amount of approximately $380,000 for music products. Warner Music Group is a related party of IAC because Mr. Edgar Bronfman, a member of the IAC Board of Directors, is the Chief Executive Officer of Warner Music Group.

DESCRIPTION OF THE STOCK AND ANNUAL INCENTIVE PLAN

Introduction

        Prior to the completion of the spin-off, HSNi expects to adopt the HSN, Inc. 2008 Stock and Annual Incentive Plan. The purpose of the plan will be to assist HSNi in attracting, retaining and motivating officers and employees, and to provide HSNi with the ability to provide incentives more directly linked to the profitability of our businesses and increases in stockholder value. In addition, the plan is expected to provide for the assumption of awards pursuant to the adjustment of awards granted under current plans of IAC and its subsidiaries. See "The Separation—Treatment of Outstanding IAC Compensatory Equity-Based Awards." HSNi was incorporated in 2008 and has not yet completed its first fiscal year.

Description

        The Stock and Annual Incentive Plan is expected to contain important features that are summarized below.

Administration

        The Stock and Annual Incentive Plan will be administered by the Compensation and Human Resources Committee or such other committee of the Board as the HSNi Board of Directors may from time to time designate (the "Committee"). Among other things, the Committee will have the authority to select individuals to whom awards may be granted, to determine the type of award as well as the number of shares of HSNi common stock to be covered by each award, and to determine the terms and conditions of any such awards.

Eligibility

        In addition to individuals who hold outstanding adjusted awards, persons who serve or agree to serve as officers, employees, non-employee directors or consultants of HSNi and its subsidiaries and affiliates will be eligible to be granted awards under the Stock and Annual Incentive Plan (other than adjusted awards that are assumed in connection with the spin-offs).

Shares Subject to the Plan

        The Stock and Annual Incentive Plan with will authorize the issuance of up to 5,000,000 shares of HSNi common stock pursuant to new awards under the plan, plus shares to be granted pursuant to the assumption of outstanding adjusted awards. No single participant may be granted awards covering in excess of 3,333,333 shares of HSNi common stock over the life of the Stock and Annual Incentive Plan.

        The shares of HSNi common stock subject to grant under the Stock and Annual Incentive Plan are to be made available from authorized but unissued shares or from treasury shares, as determined from time to time by the HSNi Board. Other than adjusted awards, to the extent that any award is forfeited, or any option or stock appreciation right terminates, expires or lapses without being exercised, or any award is settled for cash, the shares of HSNi common stock subject to such awards not delivered as a result thereof will again be available for awards under the plan. If the exercise price of any option and/or the tax withholding obligations relating to any award are satisfied by delivering shares of HSNi common stock (by either actual delivery or by attestation), only the number of shares of HSNi common stock issued net of the shares of HSNi common stock delivered or attested to will be deemed delivered for purposes of the limits in the plan. To the extent any shares of HSNi common stock subject to an award are withheld to satisfy the exercise price (in the case of an option) and/or the tax withholding obligations relating to such award, such shares of HSNi common stock will not generally be deemed to have been delivered for purposes of the limits set forth in the plan.

        In the event of certain extraordinary corporate transactions, the Committee or the HSNi Board will be able to make such substitutions or adjustments as it deems appropriate and equitable to (1) the aggregate number and kind of shares or other securities reserved for issuance and delivery under the plan, (2) the various maximum limitations set forth in the plan, (3) the number and kind of shares or other securities subject to outstanding awards; and (4) the exercise price of outstanding options and stock appreciation rights.

        As indicated above, several types of stock grants can be made under the Stock and Annual Incentive Plan. A summary of these grants is set forth below. The Stock and Annual Incentive Plan will govern options and restricted stock units that convert from existing IAC options and IAC restricted stock units in connection with the spin-offs, as well as other award grants made following the spin-offs pursuant to such plans. Notwithstanding the foregoing, the terms that govern IAC options and IAC restricted stock units that convert into options and restricted stock units of HSNi in connection with the spin-offs will govern such options and restricted stock units to the extent inconsistent with the terms described below.

Stock Options and Stock Appreciation Rights

        Stock options granted under the Stock and Annual Incentive Plan may either be incentive stock options or nonqualified stock options. Stock appreciation rights granted under the plan may either be granted alone or in tandem with a stock option. The exercise price of options and stock appreciation rights cannot be less than 100% of the fair market value of the stock underlying the options or stock appreciation rights on the date of grant. Optionees may pay the exercise price in cash or, if approved by the Committee, in HSNi common stock (valued at its fair market value on the date of exercise) or a combination thereof, or by "cashless exercise" through a broker or by withholding shares otherwise receivable on exercise. The term of options and stock appreciation rights will be as determined by the Committee, but an ISO may not have a term longer than ten years from the date of grant. The Committee will determine the vesting and exercise schedule of options and stock appreciation rights, and the extent to which they will be exercisable after the award holder's employment terminates. Generally, unvested options and stock appreciation rights terminate upon the termination of employment, and vested options and stock appreciation rights will remain exercisable for one year after the award holder's death, disability or retirement, and 90 days after the award holder's termination for any other reason. Vested options and stock appreciation rights will also terminate upon the optionee's termination for cause (as defined in the plan). Stock options and stock appreciation rights are transferable only by will or by the laws of descent and distribution, or pursuant to a qualified domestic relations order or in the case of nonqualified stock options or stock appreciation rights, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the participant's family members, to a charitable organization, whether directly or indirectly or by means of a trust or partnership or otherwise.

Restricted Stock

        Restricted stock may be granted with such restriction periods as the Committee may designate. The Committee may provide at the time of grant that the vesting of restricted stock will be contingent upon the achievement of applicable performance goals and/or continued service. In the case of performance-based awards that are intended to qualify under Section 162(m)(4) of the Internal Revenue Code of 1986, as amended, (i) such goals will be based on the attainment of one or any combination of the following: specified levels of earnings per share from continuing operations, net profit after tax, EBITDA, EBITA, gross profit, cash generation, unit volume, market share, sales, asset quality, earnings per share, operating income, revenues, return on assets, return on operating assets, return on equity, profits, total shareholder return (measured in terms of stock price appreciation and/or dividend growth), cost saving levels, marketing-spending efficiency, core non-interest income, change in working capital, return on capital and/or stock price, with respect to HSNi or any subsidiary, division or department of HSNi. Such performance goals also may be based upon the attaining of specified levels of HSNi, subsidiary, affiliate or divisional performance under one or more of the measures described above relative to the performance of other entities, divisions or subsidiaries. Performance goals based on the foregoing factors are hereinafter referred to as "Performance Goals." The terms and conditions of restricted stock awards (including any applicable Performance Goals) need not be the same with respect to each participant. During the restriction period, the Committee may require that the stock certificates evidencing restricted shares be held by HSNi. Restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered, and is forfeited upon termination of employment, unless otherwise provided by the Committee. Other than such restrictions on transfer and any other restrictions the Committee may impose, the participant will have all the rights of a stockholder with respect to the restricted stock award.

Restricted Stock Units

        The Committee may grant restricted stock units payable in cash or shares of HSNi common stock, conditioned upon continued service and/or the attainment of Performance Goals determined by the Committee. The terms and conditions of restricted stock unit awards (including any Performance Goals) need not be the same with respect to each participant.

Other Stock-Based Awards

        Other awards of HSNi common stock and other awards that are valued in whole or in part by reference to, or are otherwise based upon, HSNi common stock, including (without limitation), unrestricted stock, dividend equivalents and convertible debentures, may be granted under the plan.

Bonus Awards

        Bonus awards granted to eligible employees of HSNi and its subsidiaries and affiliates under the Stock and Annual Incentive Plan will be based upon the attainment of the Performance Goals established by the Committee for the plan year or such shorter performance period as may be established by the Committee. Bonus amounts earned by any individual will be limited to $10 million for any plan year, pro rated (if so determined by the Committee) for any shorter performance period. Bonus amounts will be paid in cash or, in the discretion of HSNi, in HSNi common stock, as soon as practicable following the end of the plan year. The Committee may reduce or eliminate a participant's bonus award in any year notwithstanding the achievement of Performance Goals.

Change in Control

        In the event of a Change of Control (as defined in the Stock and Annual Incentive Plan), the Committee will have the discretion to determine the treatment of awards granted under the Stock and Annual Incentive Plan, including providing for the acceleration of such awards upon the occurrence of the Change of Control and/or upon a qualifying termination of employment (e.g., without cause or for good reason) following the Change of Control.

Amendment and Discontinuance

        The Stock and Annual Incentive Plan may be amended, altered or discontinued by the HSNi Board, but no amendment, alteration or discontinuance may impair the rights of an optionee under an option or a recipient of an SAR, restricted stock award, restricted stock unit award or bonus award previously granted without the optionee's or recipient's consent. Amendments to the Stock and Annual Incentive Plan will require stockholder approval to the extent such approval is required by law or agreement.

Federal Income Tax Consequences

        The following discussion is intended only as a brief summary of the federal income tax rules that are generally relevant to stock options. The laws governing the tax aspects of awards are highly technical and such laws are subject to change.

        Nonqualified Options.    Upon the grant of a nonqualified option, the optionee will not recognize any taxable income and IAC will not be entitled to a deduction. Upon the exercise of such an option or related SAR, the excess of the fair market value of the shares acquired on the exercise of the option or SAR over the exercise price or the cash paid under an SAR (the "spread") will constitute compensation taxable to the optionee as ordinary income. HSNi, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee, subject to the limitations of Code Section 162(m).

        ISOs.    An optionee will not recognize taxable income on the grant or exercise of an ISO. However, the spread at exercise will constitute an item includible in alternative minimum taxable income, and, thereby, may subject the optionee to the alternative minimum tax. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the ISO with which to pay such tax.

        Upon the disposition of shares of stock acquired pursuant to the exercise of an ISO, after the later of (i) two years from the date of grant of the ISO or (ii) one year after the transfer of the shares to the optionee (the "ISO Holding Period"), the optionee will recognize long-term capital gain or loss, as the case may be, measured by the difference between the stock's selling price and the exercise price. HSNi is not entitled to any tax deduction by reason of the grant or exercise of an ISO, or by reason of a disposition of stock received upon exercise of an ISO if the ISO Holding Period is satisfied. Different rules apply if the optionee disposes of the shares of stock acquired pursuant to the exercise of an ISO before the expiration of the ISO Holding Period.

USE OF PROCEEDS

        We will not receive any proceeds from the distribution of our common stock in the spin-off. Any proceeds received by us from the exercise of the stock options covered by the Stock and Annual Incentive Plan will be used for general corporate purposes.

DETERMINATION OF OFFERING PRICE

        No consideration will be paid for the shares of common stock distributed in the spin-off.

LEGAL MATTERS

        The validity of the shares of our common stock issued in the spin-off will be passed upon by the General Counsel of IAC/InterActiveCorp. Certain tax matters will be passed upon by Wachtell, Lipton, Rosen & Katz.

EXPERTS

        The combined financial statements of HSNi at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 and the related financial statements schedule included in this prospectus have been so included in reliance on the reports of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC with respect to the shares of our common stock being registered hereunder. This prospectus, which is a part of such registration statement, does not include all of the information that you can find in such registration statement or the exhibits to such registration statement. You should refer to the registration statement, including its exhibits and schedules, for further information about us and our common stock. Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and, if the contract or document is filed as an exhibit to a registration statement, is qualified in all respects by reference to the relevant exhibit.

        After the spin-off, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC's website at www.sec.gov. You may read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC's regional offices in New York at 233 Broadway, New York, New York 10279 and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

HSN, INC. AND SUBSIDIARIES
COMBINED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

        We have audited the accompanying combined balance sheets of HSN, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related combined statements of operations, invested equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule on page F-32. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of HSN, Inc. and subsidiaries at December 31, 2007 and 2006, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York
May 5, 2008

HSN, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Revenue	$2,908,242	$2,877,954	$2,670,951
Cost of sales (exclusive of depreciation shown separately below)	1,820,048	1,765,203	1,647,857

Gross margin	1,088,194	1,112,751	1,023,094
Selling and marketing expense	595,911	584,997	500,877
General and administrative expense	211,955	186,261	171,180
Production and programming expense	59,051	56,800	55,494
Amortization of non-cash marketing	4,442	—	—
Amortization of intangibles	12,681	34,224	59,444
Depreciation	34,363	37,273	40,947

Operating income	169,791	213,196	195,152
Other income (expense):
Interest income	252	586	345
Interest expense	—	—	(992)
Other expense	(256)	(1,040)	(1,118)

Total other expense, net	(4)	(454)	(1,765)

Earnings from continuing operations before income taxes	169,787	212,742	193,387
Income tax provision	(64,554)	(79,210)	(66,310)

Earnings from continuing operations	105,233	133,532	127,077
Gain on sale of discontinued operations, net of tax	30,572	—	73,335
Income (loss) from discontinued operations, net of tax	28,999	(10,715)	22,809

Net income	$164,804	$122,817	$223,221

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands)
ASSETS
Cash and cash equivalents	$6,220	$53,367
Accounts receivable, net of allowance of $8,112 and $5,994, respectively	192,609	158,416
Inventories	317,411	313,913
Deferred income taxes	24,606	22,864
Assets held for sale	—	226,880
Prepaid expenses and other current assets	55,182	53,323

Total current assets	596,028	828,763
Property and equipment, net	155,805	143,209
Goodwill	2,884,389	2,883,769
Intangible assets, net	571,662	584,343
Other non-current assets	12,747	18,083

TOTAL ASSETS	$4,220,631	$4,458,167

LIABILITIES AND INVESTED EQUITY
LIABILITIES:
Accounts payable, trade	$260,531	$250,782
Income taxes payable	1,811	2,606
Liabilities held for sale	—	64,345
Accrued expenses and other current liabilities	186,501	170,438

Total current liabilities	448,843	488,171
Other long-term liabilities	8,933	9,709
Deferred income taxes	819,969	836,571
Commitments and contingencies
INVESTED EQUITY:
Invested capital	4,522,873	4,569,019
Receivables from IAC and subsidiaries	(1,581,157)	(1,483,873)
Accumulated other comprehensive income	1,170	38,570

Total invested equity	2,942,886	3,123,716

TOTAL LIABILITIES AND INVESTED EQUITY	$4,220,631	$4,458,167

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF INVESTED EQUITY

	Total	Invested Capital	Receivables from IAC and Subsidiaries	Accumulated Other Comprehensive Income
	(In thousands)
Balance as of December 31, 2004	$2,464,651	$2,791,731	$(358,947)	$31,867
Comprehensive income:
Net income for the year ended December 31, 2005	223,221	223,221	—	—
Foreign currency translation	(13,561)	—	—	(13,561)
Net losses on derivative contracts	(496)	—	—	(496)

Comprehensive income	209,164
Net transfers from IAC(a)	1,430,971	1,430,971	—	—
Net change in receivables from IAC and subsidiaries	(946,426)	—	(946,426)	—

Balance as of December 31, 2005	3,158,360	4,445,923	(1,305,373)	17,810
Comprehensive income:
Net income for the year ended December 31, 2006	122,817	122,817	—	—
Foreign currency translation	16,441	—	—	16,441
Net gains on derivative contracts	4,319	—	—	4,319

Comprehensive income	143,577
Net transfers from IAC	279	279	—	—
Net change in receivables from IAC and subsidiaries	(178,500)	—	(178,500)	—

Balance as of December 31, 2006	3,123,716	4,569,019	(1,483,873)	38,570
Comprehensive income:
Net income for the year ended December 31, 2007	164,804	164,804	—	—
Foreign currency translation	(35,045)	—	—	(35,045)
Net losses on derivative contracts	(2,355)	—	—	(2,355)

Comprehensive income	127,404
Cumulative effect of adoption of FIN 48	(225)	(225)	—	—
Net transfers to IAC (principally transfer of investment and contingent value right)(b)	(210,725)	(210,725)	—	—
Net change in receivables from IAC and subsidiaries	(97,284)	—	(97,284)	—

Balance as of December 31, 2007	$2,942,886	$4,522,873	$(1,581,157)	$1,170

(a)
Consists principally of a capital contribution made in connection with restructuring steps implemented in order for IAC to spin-off its travel related businesses and funding for the acquisition of Cornerstone Brands. See Note 3 for a further discussion of the acquisition of Cornerstone Brands.

(b)
See Note 15 for a further discussion of these transfers.

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Cash flows from operating activities attributable to continuing operations:
Net income	$164,804	$122,817	$223,221
Less: (income) loss from discontinued operations, net of tax	(59,571)	10,715	(96,144)

Earnings from continuing operations	105,233	133,532	127,077
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities attributable to continuing operations:
Amortization of intangibles	12,681	34,224	59,444
Depreciation	34,363	37,273	40,947
Non-cash compensation expense	12,160	11,746	13,725
Amortization of cable and satellite distribution fees	4,866	29,565	70,401
Amortization of non-cash marketing	4,442	—	—
Deferred income taxes	(11,803)	(15,282)	(38,945)
Excess tax benefits from stock-based awards	—	—	49,889
Bad debt expense	14,598	10,734	10,793
Inventory carrying value adjustment	9,100	6,164	(833)
Increase in cable and satellite distribution fees	—	(16,876)	(24,011)
Changes in current assets and liabilities:
Accounts receivable	(53,130)	(15,382)	(28,206)
Inventories	(12,598)	(29,579)	9,491
Prepaid expenses and other current assets	(2,212)	(1,459)	4,325
Accounts payable and other current liabilities	29,001	(16,138)	(20,073)
Income taxes payable	(9,799)	1,016	(74,365)
Other, net	682	(1,833)	396

Net cash provided by operating activities attributable to continuing operations	137,584	167,705	200,055

Cash flows from investing activities attributable to continuing operations:
Transfers to IAC	(91,560)	(188,269)	(803,768)
Acquisitions, net of cash acquired	(935)	(338)	(704,531)
Capital expenditures	(48,714)	(35,985)	(36,037)
Other, net	1,048	164	4,475

Net cash used in investing activities attributable to continuing operations	(140,161)	(224,428)	(1,539,861)

Cash flows from financing activities attributable to continuing operations:
Capital contributions from IAC	—	—	1,429,660
Principal payments on long-term obligations	—	—	(36,876)
Excess tax benefits from stock-based awards	2,401	2,269	—
Other, net	(10)	—	—

Net cash provided by financing activities attributable to continuing operations	2,391	2,269	1,392,784

Total cash (used in) provided by continuing operations	(186)	(54,454)	52,978

Net cash (used in) provided by operating activities attributable to discontinued operations	(8,956)	(27,931)	2,881
Net cash (used in) provided by investing activities attributable to discontinued operations	(965)	(8,526)	180,406
Net cash used in financing activities attributable to discontinued operations	(38,571)	(1,748)	(167,210)

Total cash (used in) provided by discontinued operations	(48,492)	(38,205)	16,077
Effect of exchange rate changes on cash and cash equivalents	1,531	7,788	(17,138)

Net (decrease) increase in cash and cash equivalents	(47,147)	(84,871)	51,917
Cash and cash equivalents at beginning of period	53,367	138,238	86,321

Cash and cash equivalents at end of period	$6,220	$53,367	$138,238

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

Spin-Off

        On November 5, 2007, IAC/InterActiveCorp ("IAC") announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying HSN, Inc. ("HSNi") as one of those five companies. In these combined financial statements, we refer to the separation transaction herein as the "spin-off." In connection with the spin-off, HSNi was incorporated as a Delaware corporation in May 2008. HSNi currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities. Upon completion of the spin-off, HSNi will primarily consist of HSN and Cornerstone, the businesses that formerly comprised IAC's Retailing segment. HSN consists of the HSN television network and HSN.com, and Cornerstone includes the Cornerstone Brands portfolio of leading print catalogs and related websites, as well as a limited number of retail stores. HSNi will not include the equity investment in Jupiter Shop Channel, the investment in Arcandor AG and the related contingent value right. The businesses to be operated by HSNi following the spin-off are referred to herein as the "HSNi Businesses." HSNi will also include the entities described below in "Discontinued Operations."

Basis of Presentation

        The historical combined financial statements of HSNi and its subsidiaries reflect the contribution or other transfer to HSNi of all of the subsidiaries and assets and the assumption by HSNi of all of the liabilities relating to the HSNi Businesses in connection with the spin-off and the allocation to HSNi of certain IAC corporate expenses relating to the HSNi Businesses. Accordingly, the historical combined financial statements of HSNi reflect the historical financial position, results of operations and cash flows of the HSNi Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the HSNi Businesses with the exception of accounting for income taxes. For purposes of these financial statements, income taxes have been computed for HSNi on an as if stand-alone, separate tax return basis. These financial statements are prepared on a combined, rather than a consolidated, basis because they exclude certain investments and assets that were owned, either directly or indirectly, by legal entities that comprise the HSNi Businesses. The ownership of these investments and assets will be retained by IAC after the spin-off. These combined financial statements present IAC's and its subsidiaries net investment in the HSNi Businesses as invested equity in lieu of shareholders' equity. Intercompany transactions and accounts have been eliminated.

        In the opinion of HSNi's management, the assumptions underlying the historical combined financial statements of HSNi are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of HSNi would have been had HSNi been a stand-alone company during the periods presented.

Company Overview

        HSNi markets and sells a wide range of third party and private label merchandise directly to consumers through (i) television home shopping programming broadcast on the HSN television network, (ii) catalogs, which consist primarily of the Cornerstone Brands portfolio of leading print catalogs which includes Frontgate, Garnet Hill, Ballard Designs, Improvements, Smith & Noble, The Territory Ahead and TravelSmith and (iii) websites, which consist primarily of HSN.com and branded websites operated by Cornerstone Brands. HSNi's television home shopping business and related

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION (Continued)

internet commerce is referred to herein as "HSN" and all catalog operations, including related internet commerce, are collectively referred to herein as "Cornerstone."

        HSN offerings primarily consist of jewelry, apparel & accessories, health & beauty and home & other. Merchandise offered by Cornerstone primarily consists of home furnishings (including indoor/outdoor furniture, window treatments and other home related goods) and apparel & accessories.

Discontinued Operations

        Discontinued operations consist of HSNi Businesses that engaged in television retailing and other forms of television-based commerce in Europe, primarily in Germany and the United Kingdom. Discontinued operations in Germany consist of EUVÍA, a group of companies that were primarily engaged in television game-based entertainment and commerce; and Home Shopping Europe GmbH & Co. KG, and its affiliated station HSE24 ("HSE"), a television and internet retailer. Discontinued operations in the United Kingdom consist of Quiz TV Limited a television game-based entertainment network and iBuy, a television and internet auction formatted retailer.

        During the second quarter of 2005, HSNi sold its 48.6% ownership interest in EUVÍA. During the second quarter of 2006, Quiz TV Limited ceased operations and during the fourth quarter of 2006, iBuy was classified as held for sale. Additionally, in the second quarter of 2007, both iBuy's assets and HSNi's German TV and internet retailer, HSE, were sold. Accordingly, discontinued operations in the accompanying combined statements of operations and cash flows include EUVÍA and HSE through June 2, 2005 and June 19, 2007, respectively. The assets of HSE are included in "Assets held for sale" and the liabilities of HSE are included in "Liabilities held for sale" in the accompanying combined balance sheet at December 31, 2006. Quiz TV Limited and iBuy are presented as discontinued operations in the accompanying combined balance sheets and combined statements of operations and cash flows for all periods presented. See Note 10 for a further description of discontinued operations.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

        Revenue primarily consists of merchandise sales and is reduced by incentive discounts and sales returns to arrive at net sales. In accordance with Staff Accounting Bulletin 104, revenue is recorded when delivery to the customer has occurred. Delivery is considered to have occurred when the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment. HSNi's sales policy allows customers to return merchandise for a full refund or exchange, subject in some cases to restocking fees and exceptions for certain merchandise. Allowances for returned merchandise and other adjustments (including reimbursed shipping and handling costs) are provided based upon past experience. HSNi believes that actual returns of product sales have not materially varied from estimates in any of the periods presented. HSNi's estimated return rates were 18.4% in 2007, 17.7% in 2006 and 16.5% in 2005. Sales taxes collected are not included in revenue.

Shipping and Handling Fees and Costs

        Shipping and handling fees billed to customers are recorded as revenue. The costs associated with shipping goods to customers are recorded as cost of sales.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

        Cash and cash equivalents include cash and money market instruments.

Accounts Receivable

        Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. HSN provides extended payment terms to its customers known as Flexpay. Flexpay is offered on certain products sold by HSN. Revenue is recorded when delivery to the customer has occurred, at which time HSN collects the first payment, sales tax and all shipping and handling fees. Subsequent collections are due from customers in 30-day increments payable automatically by credit or debit card. HSN offers Flexpay programs ranging from two to six interest-free payments. Flexpay receivables consist of outstanding balances owed by customers, less a reserve for uncollectible balances. The balance of Flexpay receivables, net of allowance, at December 31, 2007 and 2006 was $149.9 million and $119.1 million, respectively. Flexpay sales were 54%, 48% and 48% of total HSN's net merchandise sales for the years ended December 31, 2007, 2006 and 2005, respectively.

        Accounts receivable outstanding longer than the contractual payment terms are considered past due. HSNi determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, HSNi's previous loss history and the condition of the general economy. HSNi writes off accounts receivable when they become uncollectible.

Inventories

        Inventories, which primarily consist of finished goods, are valued at the lower of cost or market, with the cost being determined based upon the first-in, first-out method. Cost includes inbound freight and duties and, in the case of HSN, certain allocable general and administrative costs, including certain warehouse costs. Inventories include approximately $4.9 million and $5.0 million of these allocable general and administrative overhead costs at December 31, 2007 and 2006, respectively, and approximately $17.8 million, $19.8 million and $19.4 million of such costs were included in "General and administrative expense" in the accompanying combined statements of operations for the years ended December 31, 2007, 2006 and 2005, respectively. Market is determined on the basis of net realizable value, giving consideration to obsolescence and other factors.

Property and Equipment

        Property and equipment, including significant improvements, are recorded at cost. Repairs and maintenance and any gains or losses on dispositions are included in operations.

        Depreciation is recorded on a straight-line basis to allocate the cost of depreciable assets to operations over their estimated service lives.

Asset Category	Depreciation Period
Computer equipment and capitalized software	3 to 6 Years
Buildings and leasehold improvements	3 to 39 Years
Furniture and other equipment	3 to 10 Years

        In accordance with American Institute of Certified Public Accountants' Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," HSNi capitalizes certain qualified costs incurred in connection with the development of internal use

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

software. Capitalization of internal use software costs begins when the preliminary project stage is completed, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized internal use software is depreciated on a straight-line basis over the estimated useful life of the software, not to exceed three years. Capitalized internal software costs, net of accumulated depreciation, totaled $24.1 million and $16.6 million at December 31, 2007 and 2006, respectively, and are included in "Property and equipment, net" in the accompanying combined balance sheets.

Goodwill and Indefinite-Lived Intangible Assets

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill acquired in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date.

        Goodwill impairment is determined using a two-step process. The first step of the process is to compare the fair value of a reporting unit with its carrying amount, including goodwill. In performing the first step, HSNi determines the fair value of its reporting units by using a discounted cash flow ("DCF") analysis. Determining fair value using a DCF analysis requires the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the amount and timing of expected future cash flows. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is required to be performed to measure the amount of impairment, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

        The impairment test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of indefinite-lived intangible assets are determined using a DCF valuation analysis that employs a "relief from royalty" methodology in estimating the fair value of its trade names and trademarks. Significant judgments inherent in this analysis include the determination of royalty rates, discount rates and the terminal growth rates.

        Goodwill and indefinite-lived intangible assets, primarily trade names and trademarks, are tested annually for impairment as of October 1 or earlier upon the occurrence of certain events or substantive changes in circumstances. HSNi's 2007 annual impairment assessment did not identify an impairment. HSNi's reporting units are currently operating in dynamic and challenged industry segments. To illustrate the magnitude of potential impairment charges relative to future changes in estimated fair value, had the estimated fair value of HSNi's reporting units and their respective indefinite-lived intangible assets been hypothetically lower by 10% as of October 1, 2007 the aggregate book value of goodwill and indefinite-lived intangible assets would have exceeded fair value by approximately $166.0 million at HSN and $74.0 million at Cornerstone. Had the estimated fair values of HSNi's reporting units and their respective indefinite-lived intangible assets been hypothetically lower by 20%

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

as of October 1, 2007, the book value of goodwill and indefinite lived-intangible assets would have exceeded fair value by approximately $441.0 million at HSN and $156.0 million at Cornerstone.

Long-Lived Assets and Intangible Assets with Definite Lives

        In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), long-lived assets, including property and equipment and intangible assets with definite lives, are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount is deemed to not be recoverable, an impairment loss is recorded as the amount by which the carrying amount of the long-lived asset exceeds its fair value. Amortization of definite lived intangible assets is recorded on a straight-line basis over their estimated lives.

Cable and Satellite Distribution Fees

        Cable and satellite distribution fees relate to fees paid in connection with annual or multi-year cable and satellite contracts for carriage of HSN's programming. Fees that are paid upfront are amortized on a straight-line basis over the terms of the respective contracts. Unpaid fees are accrued.

        Cable and satellite distribution fees and amortization totalled $91.8 million, $88.7 million and $70.4 million for the years ended December 31, 2007, 2006 and 2005, respectively, and are included in "Selling and marketing expense" in the accompanying combined statements of operations. Prepaid cable and satellite distribution fees were $5.7 million and $2.4 million at December 31, 2007 and 2006, respectively, and are included in "Prepaid expenses and other current assets" in the accompanying combined balance sheets. The long-term portions of upfront payments relating to multi-year cable and satellite contracts were $11.6 million and $16.2 million at December 31, 2007 and 2006, respectively, and are included in "Other non-current assets" in the accompanying combined balance sheets. Accrued cable and satellite distribution fees were $32.6 million and $21.0 million at December 31, 2007 and 2006, respectively, and are included in "Accrued expenses and other current liabilities" in the accompanying combined balance sheets.

Advertising

        Advertising costs principally represent offline costs, including catalog production and distribution costs, and online advertising costs. Advertising costs are expensed in the period incurred, except for Cornerstone's direct costs of producing and distributing its catalogs, which are capitalized. These capitalized costs are amortized over the expected future revenue stream, which is generally three months from the date catalogs are mailed. Such capitalized costs totaled $26.8 million and $27.8 million at of December 31, 2007 and 2006, respectively, and are included in "Prepaid expenses and other current assets" in the accompanying combined balance sheets. Of these amounts, $18.6 million and $19.4 million at December 31, 2007 and 2006, respectively, related to catalogs that had not yet been mailed. Advertising expense was $282.5 million, $278.1 million and $224.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Amortization of Non-Cash Marketing

        Amortization of non-cash marketing consists of non-cash marketing and advertising provided to HSNi by IAC. The non-cash marketing was secured by IAC from Universal Television as part of the transaction pursuant to which Vivendi Universal Entertainment LLLP ("VUE") was created, and the subsequent transaction by which IAC sold its partnership interests in VUE. HSNi used the non-cash advertising for television advertising on various NBC Universal network and cable channels without any cash cost.

Income Taxes

        HSNi accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. HSNi records interest on potential tax contingencies as a component of income tax expense and records interest net of any applicable related income tax benefit.

        Effective January 1, 2007, HSNi adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). As a result of the adoption of FIN 48, HSNi recognizes liabilities for uncertain tax positions based on the two-step process prescribed by the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Foreign Currency Translation and Transaction Gains and Losses

        The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange as of the balance sheet date, and local currency revenue and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included as a component of accumulated other comprehensive income (loss), a separate component of invested equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity are included in the combined statements of operations.

        Foreign currency transaction gains and losses arose from entities that are presented in these statements as discontinued operations and, accordingly, are included in "Income from discontinued operations, net of tax" in the accompanying combined statements of operations.

Stock-Based Compensation

        Effective January 1, 2006, HSNi adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), using the modified prospective transition method and therefore has not restated results for prior periods. See Note 4 for a further description of the impact of the adoption of SFAS 123R and Staff Accounting Bulletin No. 107 ("SAB 107").

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

        HSNi's management is required to make certain estimates and assumptions during the preparation of the combined financial statements in accordance with U.S. generally accepted accounting principles. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

        Significant estimates underlying the accompanying combined financial statements include: the determination of the lower of cost or market adjustment for inventory; sales returns and other revenue allowances; the allowance for doubtful accounts; the recoverability of long-lived assets; the recovery of goodwill and intangible assets; the determination of deferred income taxes, including related valuation allowances; and assumptions related to the determination of stock-based compensation.

Certain Risks and Concentrations

        HSNi's business is subject to certain risks and concentrations including dependence on third-party technology providers, exposure to risks associated with online commerce security and credit card fraud. HSNi also depends on third-party service providers for processing certain fulfillment services.

Recent Accounting Pronouncements

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively, except as it relates to disclosures, for which the effects will be applied retrospectively for all periods presented. Early adoption is not permitted. HSNi is currently assessing the impact of SFAS No. 160 on its combined financial position, results of operations and cash flows.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning after December 15, 2008. Early adoption is not permitted. HSNi is currently assessing the potential impact, if any, of the adoption of SFAS No. 141R on its combined financial position, results of operations and cash flows.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—BUSINESS ACQUISITIONS

        On April 1, 2005, HSNi completed its acquisition of Cornerstone Brands, a portfolio of leading print catalogs and online retailing sites that sell home products and leisure and casual apparel, for approximately $715 million, principally in cash. The acquisition was funded by IAC and such funding has been recorded as a transfer from IAC within the statement of invested equity. Cornerstone Brands is included in HSNi's Cornerstone reporting segment. HSNi performed valuations of identifiable intangible assets acquired. This valuation identified $309.1 million of intangible assets other than goodwill. The goodwill recognized amounted to $456.4 million. The trade names acquired were identified as indefinite-lived intangible assets and $269.4 million was allocated to these assets. Intangibles with definite lives included customer lists ($31.4 million), existing technology ($4.1 million), vendor and supply agreements ($3.0 million) and intellectual property ($1.2 million) and are being amortized over a weighted-average period of 4.5 years. None of the amount allocated to goodwill is tax deductible. The purchase price paid for Cornerstone Brands was based on historical as well as expected performance metrics. HSNi viewed Cornerstone Brands' revenue, operating income, Operating Income Before Amortization, net income and cash flow as its most important valuation metrics. HSNi agreed to a purchase price that resulted in recognition of a significant amount of goodwill for a number of reasons including: Cornerstone Brands' market position and brands; Cornerstone Brands' business model which complements the business model of HSNi; growth opportunities in the markets in which Cornerstone Brands operates; and Cornerstone Brands' distinctly unique, proprietary and exclusive product lines which should enable HSNi to grow. As a result, a significant portion of the purchase price was based on the expected financial performance of Cornerstone Brands, and not the asset value on the books of Cornerstone Brands at the time of the acquisition.

Pro Forma Results

        The following unaudited pro forma condensed combined financial information for the year ended December 31, 2005, is presented to show the results of HSNi to give effect to the acquisition of Cornerstone Brands completed on April 1, 2005 as if the transaction had occurred on January 1, 2005. The pro forma results include certain adjustments, including increased amortization related to intangible assets and compensation expense, and are not necessarily indicative of what the results would have been had the transaction actually occurred on the aforementioned date.

Year Ended December 31, 2005
(In thousands)
Revenue	$2,852,550
Net income	221,695

NOTE 4—SFAS 123R AND STOCK-BASED COMPENSATION

        The equity awards described below principally relate to awards to HSNi employees that were granted under various IAC stock and annual incentive plans.

        Effective January 1, 2006, HSNi adopted SFAS 123R using the modified prospective transition method and has applied the classification provisions of SAB 107 regarding the SEC's interpretation of SFAS 123R and the valuation of share-based payments for public companies in its adoption of SFAS 123R.

        The adoption of SFAS 123R did not impact the amount of stock-based compensation expense recorded in the accompanying combined statements of operations as HSNi had previously adopted the

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4—SFAS 123R AND STOCK-BASED COMPENSATION (Continued)

expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). On August 9, 2005, HSNi began recognizing expense for all stock-based compensation instruments granted prior to January 1, 2003 due to the modification of all such instruments in connection with the Expedia spin-off.

        Prior to the adoption of SFAS 123R, the entire tax benefit from stock-based compensation was reported as a component of operating cash flows. Upon the adoption of SFAS 123R, tax benefits resulting from tax deductions in excess of the stock-based compensation expense recognized in the combined statement of operations are reported as a component of financing cash flows. For the years ended December 31, 2007 and 2006, excess tax benefits from stock-based compensation of $2.4 million and $2.3 million, respectively, are included as a component of financing cash flows. For the year ended December 31, 2005, excess tax benefits from stock-based compensation of $49.9 million is included as a component of operating cash flows.

        Non-cash stock-based compensation expense related to equity awards is included in the following line items in the accompanying combined statements of operations for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	Years Ended December 31,
	2007	2006	2005
Cost of sales	$937	$755	$524
Selling and marketing expense	1,025	1,117	1,143
General and administrative expense	10,189	9,867	12,057
Production and programming expense	9	7	1

Non-cash stock-based compensation expense before income taxes	12,160	11,746	13,725
Income tax benefit	(4,434)	(4,017)	(4,322)

Non-cash stock-based compensation expense after income taxes	$7,726	$7,729	$9,403

        The form of awards granted to HSNi employees are principally restricted stock units ("RSUs") and performance stock units ("PSUs"). RSUs and PSUs are awards in the form of phantom shares or units, denominated in a hypothetical equivalent number of shares of IAC common stock and with the value of each award equal to the fair value of IAC common stock at the date of grant. RSUs may be settled in cash, stock or both, as determined by IAC's Compensation Committee at the time of grant. All outstanding award agreements provide for settlement, upon vesting, in stock for U.S. employees and in cash for non-U.S. employees. Each RSU, PSU and restricted stock grant is subject to service-based vesting, where a specific period of continued employment must pass before an award vests, and certain grants also include performance-based vesting, where certain performance targets set at the time of grant must be achieved before an award vests. HSNi recognizes expense for all RSU, PSU and restricted stock for which vesting is considered probable. For RSUs and restricted stock grants to U.S. employees, the accounting charge is measured at the grant date as the fair value of IAC common stock and expensed ratably as non-cash compensation over the vesting term. For PSU grants to U.S. employees, the expense is measured at the grant date as the fair value of IAC common stock and expensed as non-cash compensation when the performance targets are considered probable of being achieved. The expense associated with RSU and PSU awards to non-U.S. employees is initially measured at fair value at the grant date and expensed ratably over the vesting term, subject to mark-to-market adjustments for changes in the price of IAC common stock, as compensation expense

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 4—SFAS 123R AND STOCK-BASED COMPENSATION (Continued)

within general and administrative expense. The expense related to awards to international employees totaled $0.1 million, $0.2 million and $0.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. Cash payments related to awards to international employees totaled $0.2 million, $0.2 million and $0.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

        The amount of stock-based compensation expense recognized in the combined statement of operations is reduced by estimated forfeitures, as the amount recorded is based on awards ultimately expected to vest. The forfeiture rate is estimated at the grant date based on historical experience and revised, if necessary, in subsequent periods if the actual forfeiture rate differs from the estimated rate.

        In connection with the Expedia spin-off, all of HSNi's outstanding share-based compensation were modified. Accordingly, on August 9, 2005, HSNi recorded a pre-tax modification charge of $3.5 million related to the treatment of vested stock options. In conjunction with the Expedia spin-off and the adoption of SFAS 123R, HSNi conducted an assessment of certain assumptions used in determining the expense related to stock-based compensation which was completed in the third quarter of 2005. The cumulative effect of a change in HSNi's estimate related to the number of stock-based awards that were expected to vest resulted in a reduction in stock-based compensation expense of $0.7 million. The after-tax effect of this change in estimate on net income was $0.4 million.

        As of December 31, 2007, there was approximately $23.0 million of unrecognized compensation cost, net of estimated forfeitures, related to all equity-based awards. This cost is expected to be recognized over a weighted-average period of approximately 2.7 years. At December 31, 2007 there were less than 0.1 million awards outstanding to non-U.S. employees.

        In connection with the acquisition of Cornerstone Brands by IAC in 2005 certain members of Cornerstone's Brands management were granted restricted common equity in Cornerstone Brands. These awards were granted on April 1, 2005 and were initially measured at fair value, which is being amortized to expense over the vesting period. These awards vest ratably over four years, or earlier based upon the occurrence of certain prescribed events. The awards vest in non-voting restricted common shares of Cornerstone Brands.

        These shares are subject to a put right by the holders, which is not exercisable until the first quarter of 2010 and annually thereafter, and a call right by IAC, which is not exercisable until the first quarter of 2012 and annually thereafter. The value of these shares upon exercise of the put or call is equal to their fair market value, determined by negotiation or arbitration, reduced by the accreted value of the preferred interest that was taken by IAC upon the purchase of Cornerstone Brands. The initial value of the preferred interest was equal to the acquisition price of Cornerstone Brands. The preferred interest accretes value at a 15% annual rate. Upon exercise of the put or call the consideration is payable in IAC shares or cash or a combination thereof at IAC's option. As of December 31, 2007, these awards are significantly out of the money and are not expected to result in any value. Prior to the separation, this put and call arrangement will be modified so that the consideration payable in IAC's shares will be replaced with HSNi shares.

        The unrecognized compensation cost related to these equity awards is $0.3 million at December 31, 2007.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

        The balance of goodwill and intangible assets, net is as follows (in thousands):

	December 31,
	2007	2006
Goodwill	$2,884,389	$2,883,769
Intangible assets with indefinite lives	554,848	556,348
Intangible assets with definite lives, net	16,814	27,995

Total goodwill and intangible assets, net	$3,456,051	$3,468,112

        Intangible assets with indefinite lives relate principally to trade names and trademarks acquired in various acquisitions. At December 31, 2007, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted-Average Amortization Life (Years)
Distribution agreements	$159,268	$(159,268)	$—	4.1
Customer lists	36,773	(22,468)	14,305	4.7
Merchandise agreements	33,257	(33,257)	—	4.7
Technology	28,007	(27,665)	342	3.9
Other	7,409	(5,242)	2,167	8.5

Total	$264,714	$(247,900)	$16,814

        At December 31, 2006, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted-Average Amortization Life (Years)
Distribution agreements	$159,268	$(159,268)	$—	4.1
Customer lists	36,773	(16,013)	20,760	4.7
Merchandise agreements	33,257	(30,865)	2,392	4.7
Technology	28,007	(26,298)	1,709	3.9
Other	7,409	(4,275)	3,134	8.5

Total	$264,714	$(236,719)	$27,995

        Amortization of intangible assets with definite lives is computed on a straight-line basis and, based on December 31, 2007 balances, such amortization for the next four years is estimated to be as follows (in thousands):

Years Ending December 31,
2008	$7,463
2009	6,844
2010	2,132
2011	375

$16,814

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—GOODWILL AND INTANGIBLE ASSETS (Continued)

        The following table presents the balance of goodwill by segment, including the changes in carrying amount of goodwill, for the year ended December 31, 2007 (in thousands):

	Balance as of January 1, 2007	Additions	(Deductions)	Balance as of December 31, 2007
HSN	$2,390,330	$—	$(133)	$2,390,197
Cornerstone	493,439	865	(112)	494,192

Total	$2,883,769	$865	$(245)	$2,884,389

        The following table presents the balance of goodwill by segment, including the changes in carrying amount of goodwill, for the year ended December 31, 2006 (in thousands):

	Balance as of January 1, 2006	Additions	(Deductions)	Balance as of December 31, 2006
HSN	$2,390,326	$4	$—	$2,390,330
Cornerstone	499,908	—	(6,469)	493,439

Total	$2,890,234	$4	$(6,469)	$2,883,769

        Deductions principally relate to a reduction in acquired tax liabilities and the income tax benefit realized pursuant to the exercise of stock options assumed in a business acquisition that were vested at the transaction date and are treated as a reduction in goodwill when the income tax deductions are realized.

NOTE 6—PROPERTY AND EQUIPMENT

        The balance of property and equipment, net is as follows (in thousands):

	December 31,
	2007	2006
Capitalized software	$169,709	$159,170
Computer and broadcast equipment	81,821	73,600
Buildings and leasehold improvements	72,815	65,098
Furniture and other equipment	58,058	51,487
Projects in progress	19,572	18,773
Land	11,778	11,617

	413,753	379,745
Less: accumulated depreciation and amortization	(257,948)	(236,536)

Total property and equipment, net	$155,805	$143,209

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 7—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2007	2006
Accrued sales returns	$37,596	$35,942
Accrued cable and satellite distribution fees	32,637	20,968
Accrued fulfillment expenses	25,624	21,945
Accrued compensation and benefits	15,502	17,544
Other accrued expenses and current liabilities	75,142	74,039

Total accrued expenses and other current liabilities	$186,501	$170,438

NOTE 8—INCOME TAXES

        HSNi is a member of IAC's consolidated federal and state tax returns. In all periods presented, current and deferred tax expense has been computed for HSNi on a separate return basis. HSNi's share of IAC's consolidated federal and state tax return liabilities have been reflected within cash flows from operating activities in the accompanying combined statements of cash flows.

        The components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
Current income tax provision:
Federal	$68,969	$85,370	$93,678
State	7,388	9,122	11,577

Current income tax provision	76,357	94,492	105,255

Deferred income tax (benefit) provision:
Federal	(10,683)	(13,423)	(24,844)
State	(1,120)	(1,859)	(14,101)

Deferred income tax (benefit)	(11,803)	(15,282)	(38,945)

Income tax provision	$64,554	$79,210	$66,310

        Current income taxes payable has been reduced by $2.4 million, $2.3 million and $49.9 million for the years ended December 31, 2007, 2006 and 2005, respectively, for tax deductions attributable to stock- based compensation. The related income tax benefits of this stock-based compensation were recorded as amounts charged or credited to invested capital or a reduction in goodwill.

        The tax effects of cumulative temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below (in

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

thousands). The valuation allowance is related to items for which it is more likely than not that the tax benefit will not be realized.

	December 31,
	2007	2006
Deferred tax assets:
Provision for accrued expenses	$35,631	$25,838
Inventories	14,916	10,628
Investments in nonconsolidated subsidiaries	6,665	7,224
Stock-based compensation	5,451	4,953
Other	2,997	821

Total deferred tax assets	65,660	49,464
Less valuation allowance	(6,222)	(6,222)

Net deferred tax assets	59,438	43,242

Deferred tax liabilities:
Intangible and other assets	(840,938)	(844,042)
Prepaid expenses	(10,805)	(9,276)
Property and equipment	(3,058)	(3,631)

Total deferred tax liabilities	(854,801)	(856,949)

Net deferred tax liability	$(795,363)	$(813,707)

        At December 31, 2007, HSNi did not have any significant net operating loss carryforwards. At December 31, 2007, HSNi had a valuation allowance of approximately $6.2 million primarily related to unrealized capital losses for which it is more likely than not that the tax benefit will not be realized. There was no change in the valuation allowance for the year ended December 31, 2007.

        A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings from continuing operations before income taxes and minority interest is shown as follows (in thousands):

	Years Ended December 31,
	2007	2006	2005
Income tax provision at the federal statutory rate of 35%	$59,425	$74,460	$67,684
State income taxes, net of effect of federal tax benefit	4,182	4,721	6,031
Change in state effective tax rate	—	—	(7,672)
Other, net	947	29	267

Income tax provision	$64,554	$79,210	$66,310

        HSNi adopted the provisions of FIN 48 effective January 1, 2007. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of the adoption resulted in a decrease of $0.2 million to invested capital. A

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest, is as follows (in thousands):

Balance at January 1, 2007	$4,316
Additions based on tax positions related to the current year	2,298
Additions for tax positions of prior years	2,330
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2007	$8,944

        As of January 1, 2007 and December 31, 2007, the unrecognized tax benefits, including interest, were $5.2 million and $11.7 million, respectively. Included in unrecognized tax benefits at December 31, 2007 is approximately $8.8 million for tax positions included in IAC's consolidated tax return filings. Included within "Receivables from IAC and subsidiaries" in the accompanying combined balance sheet at December 31, 2007 is approximately $11.6 million of unrecognized tax benefits and related interest that will remain a liability of IAC after the spin-off. Also included in unrecognized tax benefits at December 31, 2007 is approximately $8.8 million for tax positions which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

        HSNi recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense from continuing operations for the year ended December 31, 2007 is $1.2 million, net of related deferred taxes of $0.7 million, for interest on unrecognized tax benefits. At January 1, 2007 and December 31, 2007 HSNi has accrued $0.9 million and $2.8 million, respectively for the payment of interest. There are no material accruals for penalties.

        By virtue of previously filed separate company and consolidated tax returns with IAC, HSNi is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by HSNi are recorded in the period they become known.

        The Internal Revenue Service ("IRS") is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of HSNi. The statute of limitations for these years has been extended to December 31, 2008. Various IAC consolidated tax returns filed with state, local and foreign jurisdictions are currently under examination, the most significant of which are Florida, New York state and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2008.

        HSNi believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $2.3 million within twelve months of the current reporting date due to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—SEGMENT INFORMATION

        The overall concept that HSNi employs in determining its operating segments and related financial information is to present them in a manner consistent with how the chief operating decision maker and executive management view the businesses, how the businesses are organized as to segment management, and the focus of the businesses with regards to the types of products or services offered or the target market. HSNi has two operating segments, HSN and Cornerstone. Entities included in discontinued operations, as described in Note 1 and further in Note 10, are excluded from the below schedules except for the schedule of assets.

        HSNi's primary metric is Operating Income Before Amortization, which is defined as operating income excluding, if applicable: (1) non-cash compensation expense and amortization of non-cash marketing, (2) amortization of intangibles and goodwill impairment, (3) pro forma adjustments for significant acquisitions and (4) one-time items. HSNi believes this measure is useful to investors because it represents the combined operating results from HSNi's segments, taking into account depreciation, which it believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to HSNi's statement of operations of certain expenses, including non-cash compensation, amortization of non-cash marketing and acquisition-related accounting.

        The following tables reconcile Operating Income Before Amortization to operating income for HSNi's reporting segments and to net income in total (in thousands):

	Year Ended December 31, 2007
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Non-Cash Marketing	Amortization of Intangibles	Operating Income
HSN	$148,303	$(6,411)	$(4,442)	$(2,584)	$134,866
Cornerstone	50,771	(5,749)	—	(10,097)	34,925

Total	$199,074	$(12,160)	$(4,442)	$(12,681)	169,791

Other expense, net					(4)

Earnings from continuing operations before income taxes					169,787
Income tax provision					(64,554)

Earnings from continuing operations					105,233
Gain on sale of discontinued operations, net of tax					30,572
Income from discontinued operations, net of tax					28,999

Net income					$164,804

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—SEGMENT INFORMATION (Continued)

	Year Ended December 31, 2006
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Intangibles	Operating Income
HSN	$193,139	$(4,733)	$(24,502)	$163,904
Cornerstone	66,027	(7,013)	(9,722)	49,292

Total	$259,166	$(11,746)	$(34,224)	213,196

Other expense, net				(454)

Earnings from continuing operations before income taxes				212,742
Income tax provision				(79,210)

Earnings from continuing operations				133,532
Loss from discontinued operations, net of tax				(10,715)

Net income				$122,817

	Year Ended December 31, 2005
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Intangibles	Operating Income
HSN	$220,013	$(8,110)	$(52,109)	$159,794
Cornerstone	48,308	(5,615)	(7,335)	35,358

Total	$268,321	$(13,725)	$(59,444)	195,152

Other expense, net				(1,765)

Earnings from continuing operations before income taxes				193,387
Income tax provision				(66,310)

Earnings from continuing operations				127,077
Gain on sale of discontinued operations, net of tax				73,335
Income from discontinued operations, net of tax				22,809

Net income				$223,221

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Revenue:
HSN	$1,892,582	$1,884,650	$1,887,661
Cornerstone	1,016,091	994,621	783,743
Inter-segment elimination	(431)	(1,317)	(453)

Total	$2,908,242	$2,877,954	$2,670,951

        HSNi does not report revenue from external customers for each product or each group of similar products as it is impracticable to do so.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 9—SEGMENT INFORMATION (Continued)

	December 31,
	2007	2006
	(In thousands)
Assets:
HSN	$3,205,428	$3,195,255
Cornerstone	1,011,923	981,976
Discontinued operations	3,280	280,936

Total	$4,220,631	$4,458,167

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Depreciation and amortization of intangibles and cable and satellite distribution fees:
HSN	$32,855	$83,150	$157,726
Cornerstone	19,055	17,912	13,066

Total	$51,910	$101,062	$170,792

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Capital expenditures:
HSN	$34,288	$23,415	$25,998
Cornerstone	14,426	12,570	10,039

Total	$48,714	$35,985	$36,037

        HSNi maintains operations principally in the United States. Geographic information about the United States and international territories is presented below:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Revenue
United States	$2,907,053	$2,876,840	$2,668,779
All other countries	1,189	1,114	2,172

Total	$2,908,242	$2,877,954	$2,670,951

	December 31,
	2007	2006
	(In thousands)
Long-lived assets (excluding goodwill and intangible assets):
United States	$167,444	$159,413
All other countries	—	—

Total	$167,444	$159,413

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10—DISCONTINUED OPERATIONS

        During the second quarter of 2006, Quiz TV Limited ceased operations. During the fourth quarter of 2006, iBuy was classified as held for sale and its assets were subsequently sold during the second quarter of 2007. Additionally, on June 19, 2007, HSNi sold HSE for approximately $216.5 million, which resulted in a pre-tax gain of $45.7 million and an after-tax gain of $30.6 million. The pre-tax gain included $22.8 million of foreign currency translation gains that were recognized into earnings at the time of the sale. In June 2005, HSNi sold its 48.6% ownership in EUVÍA for approximately $204.0 million, which resulted in a pre-tax gain of $127.1 million and an after-tax gain of $73.3 million. Accordingly, discontinued operations in the accompanying combined statements of operations include Quiz TV Limited, iBuy and HSE for all periods presented and EUVÍA through June 2, 2005.

        The net revenue and net income (loss), net of the effect of any minority interest, for the aforementioned discontinued operations for the applicable periods were as follows (in thousands):

	Year Ended December 31,
	2007	2006	2005
Net revenue	$192,701	$387,281	$408,871

Earnings (loss) before income taxes	$28,786	$(9,511)	$43,099
Income tax benefit (provision)	213	(1,204)	(14,362)
Minority interest in income of consolidated subsidiaries	—	—	(5,928)

Net income (loss)	$28,999	$(10,715)	$22,809

        Income from discontinued operations, net of tax, in 2007 primarily includes the income of HSE. Loss from discontinued operations, net of tax, in 2006 primarily includes the losses of iBuy and Quiz TV Limited, partially offset by the income of HSE. Income from discontinued operations, net of tax, in 2005 primarily includes the income of HSE and EUVÍA.

        The assets and liabilities of HSE at December 31, 2006 have been classified in the accompanying combined balance sheet as "Assets held for sale" and "Liabilities held for sale." Such net assets held for sale consist of the following (in thousands):

December 31, 2006
Current assets	$81,834
Goodwill	122,721
Other non-current assets	22,325

Total assets held for sale	226,880

Current liabilities	(56,353)
Other long term liabilities	(7,992)

Total liabilities held for sale	(64,345)

Total net assets held for sale	$162,535

        Cash flows from discontinued operations are presented separately in the accompanying combined statements of cash flows. HSNi does not expect future cash flows associated with existing discontinued operations to be material.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 11—DERIVATIVE INSTRUMENTS

        During the second quarter of 2003, one of HSNi's foreign subsidiaries entered into a five-year foreign exchange forward contract with a notional amount of $38.6 million, which was used to hedge against the change in value of a liability denominated in a currency other than the subsidiary's functional currency. This derivative contract was designated as a cash flow hedge for accounting purposes and foreign exchange remeasurement gains and losses related to the contract and liability were recognized each period in the statement of operations and were offsetting. In addition, the remaining effective portion of the derivative gain or loss was recorded in other comprehensive income until the derivative liability was extinguished in June 2007 in connection with the sale of HSE. Subsequent to the sale of HSE, HSNi does not have any significant exposure to foreign currency risk and does not hold any derivative instruments at December 31, 2007.

NOTE 12—COMMITMENTS

        HSNi leases satellite transponders, computers, warehouse and office space, equipment and services used in connection with its operations under various operating leases, many of which contain escalation clauses.

        Future minimum payments under operating lease agreements are as follows (in thousands):

Years Ending December 31,
2008	$29,832
2009	25,482
2010	23,222
2011	17,218
2012	15,302
Thereafter	20,115

Total	$131,171

        Expenses charged to operations under these agreements were $29.3 million, $28.7 million and $25.1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

        HSNi also has funding commitments that could potentially require its performance in the event of demands by third parties or contingent events, as follows (in thousands):

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Letters of credit and surety bonds	$25,390	$25,078	$—	$312	$—
Purchase obligations	135,023	43,871	80,698	10,454	—

Total commercial commitments	$160,413	$68,949	$80,698	$10,766	$—

        The letters of credit ("LOCs") primarily consist of trade LOCs, which are used for inventory purchases. Trade LOCs are guarantees of payment based upon the delivery of goods. The surety bonds primarily consist of customs bonds, which relate to the import of merchandise into the United States.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 12—COMMITMENTS (Continued)

The purchase obligations primarily relate to cable contracts and include obligations for future cable distribution and commission guarantees.

NOTE 13—CONTINGENCIES

        In the ordinary course of business, HSNi is a party to various lawsuits. HSNi establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that an unfavorable resolution of claims against HSNi, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of HSNi, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. HSNi also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 8 for discussion related to income tax contingencies.

NOTE 14—FINANCIAL INSTRUMENTS

	December 31, 2007		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)
Cash and cash equivalents	$6,220	$6,220	$53,367	$53,367
Accounts receivable, net	192,609	192,609	158,416	158,416
Letters of credit and surety bonds	N/A	(25,390)	N/A	(29,537)

        The carrying amount of cash and cash equivalents reflected in the accompanying combined balance sheets approximate fair value as they are maintained at high quality financial institutions. The majority of HSNi's receivables result from the Flexpay program, which is further described in Note 2 to the combined financial statements. These receivables approximate fair value as they are short-term in nature and are generally settled within two to six months after the sale.

NOTE 15—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental Disclosure of Non-Cash Transactions for 2007

        On June 19, 2007, in consideration for the sale of HSE to Arcandor AG ("ARO"), formerly known as KarstadtQuelle AG, HSNi received approximately 5.5 million shares of ARO stock valued at €141 million (the "ARO Shares"), plus additional consideration in the form of a contingent value right, that has a value of up to €54 million within three years. In accordance with the terms of the spin-off, the ARO Shares and the contingent value right were transferred to IAC in 2007. This transfer totaled approximately $217.2 million, of which $190.1 million related to the ARO Shares and $27.1 million related to the contingent value right, and is included in "Net transfers to IAC" in the accompanying combined statements of invested equity.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 15—SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

Supplemental Disclosure of Cash Flow Information:

	Years Ended December 31,
	2007	2006	2005
	(In thousands)
Cash paid during the period for:
Income tax payments including amounts paid to IAC for HSNi's share of IAC's consolidated tax liability	$84,516	$94,383	$130,396
Income tax refunds	(761)	(3,176)	(665)

NOTE 16—RELATED PARTY TRANSACTIONS

        HSNi's expenses include allocations from IAC of costs associated with IAC's accounting, treasury, legal, tax, corporate support, human resources and internal audit functions. These expenses were allocated based on the ratio of HSNi's revenue as a percentage of IAC's total revenue. Allocated costs were $8.1 million, $6.8 million and $7.2 million in 2007, 2006 and 2005, respectively, and are included in "General and administrative expense" in the accompanying combined statements of operations. It is not practicable to determine the amounts of these expenses that would have been incurred had HSNi operated as an unaffiliated entity. In the opinion of management, the allocation method is reasonable.

        During 2007, IAC provided HSNi with non-cash advertising totaling $4.4 million. See the amortization of non-cash marketing discussion in Note 2 for a further description of this arrangement.

        In accordance with the terms of the spin-off, HSNi transferred its investment in ARO stock and related derivative asset to IAC. See Note 15 for a further description of this transfer.

        The portion of the interest expense reflected in the combined statements of operations that is intercompany in nature was $1.7 million, $2.4 million and $1.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. This intercompany interest expense, which is included in discontinued operations, arose from the transfer of cash from IAC to HSNi that occurred in connection with IAC's treasury operations.

        An analysis of HSNi's receivables from IAC and subsidiaries is as follows (in thousands):

	2007	2006	2005
Receivables from IAC and subsidiaries, beginning of year	$1,483,873	$1,305,373	$358,947
Cash transfers to IAC related to its centrally managed U.S. treasury function	193,742	252,587	1,017,439
Interest expense	(1,728)	(2,428)	(1,793)
Employee equity instruments and associated tax withholdings	4,408	4,225	1,598
Taxes (excludes tax withholdings associated with employee equity instruments)	(9,788)	(1,269)	(3,486)
Goodwill	—	(15)	(9,590)
Amortization of non-cash marketing	(4,442)	—	—
Allocation of non-cash compensation expense	(11,850)	(11,246)	(13,312)
Administrative expenses and other	(73,058)	(63,354)	(44,430)

Receivables from IAC and subsidiaries, end of year	$1,581,157	$1,483,873	$1,305,373

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 16—RELATED PARTY TRANSACTIONS (Continued)

        HSNi launched a co-branded credit card program with a subsidiary of GE during 2004. Pursuant to the arrangement, HSNi received approximately $1.9 million during the period from January 1, 2005 through June 6, 2005 in payments from the GE subsidiary, primarily in the form of revenue share payments in respect of purchases made pursuant to the co-branded card and sales and marketing support for the program. As a result of the sale of IAC's common and preferred interests in VUE on June 7, 2005, GE and its subsidiaries are no longer related parties.

        In 2007, a subsidiary of HSNi made payments to a subsidiary of Warner Music Group in the aggregate amount of approximately $0.4 million for music products. Warner Music Group is a related party of IAC because Mr. Edgar Bronfman, a member of the IAC Board of Directors, is the Chief Executive Officer of Warner Music Group.

Relationship Between IAC and HSNi after the spin-off

        For purposes of governing certain of the ongoing relationships between HSNi and IAC at and after the spin-off, and to provide for an orderly transition, HSNi and IAC are expected to enter into a separation agreement, a tax sharing agreement, an employee matters agreement and a transition services agreement (the "Spin-Off Agreements"), among other agreements.

Separation Agreement

        The separation agreement is expected to provide generally that (i) immediately prior to the spin-off, IAC will contribute or otherwise transfer to HSNi all of the subsidiaries and assets comprising the HSNi Businesses, (ii) HSNi will assume all of the liabilities related to the HSNi Businesses, (iii) each party will indemnify the other and its respective affiliates, current and former directors, officers and employees for any losses arising out of any breach of any of the Spin-Off Agreements and (iv) HSNi will indemnify IAC for its failure to assume and perform any assumed liabilities and any liabilities relating to HSNi financial and business information included in the SEC documentation filed with respect to the spin-off, as well as such other terms as to which IAC and HSNi mutually agree.

Tax Sharing Agreement

        The tax sharing agreement will govern the respective rights, responsibilities and obligations of IAC and HSNi after the spin-off with respect to taxes for the periods ending on or before the spin-off. Generally, IAC will pay taxes with respect to HSNi income included on its consolidated, unitary or combined federal or state tax returns, including audit adjustments with respect thereto. Other pre-distribution taxes that are attributable to the HSNi Businesses including taxes reported on separately filed and all foreign returns and audit adjustments with respect thereto, will be borne solely by HSNi. The tax sharing agreement is expected to contain certain customary restrictive covenants that generally prohibit HSNi (absent a supplemental IRS ruling or an unqualified opinion of counsel to the contrary, in each case, in a form and substance satisfactory acceptable to IAC in its sole discretion) from taking actions that could jeopardize the tax free nature of the spin-off. HSNi is expected to agree to indemnify IAC for any taxes and related losses resulting from its non-compliance with these restrictive covenants, as well as for the breach of certain representations in the Spin-Off Agreements and other documentation relating to the tax-free nature of the spin-off.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 16—RELATED PARTY TRANSACTIONS (Continued)

Employee Matters Agreement

        The employee matters agreement will generally provide that HSNi will be responsible for, among other obligations, all employment and benefit-related obligations and liabilities related to its employees immediately prior to the spin-off (and their dependents and beneficiaries) and former employees who most recently worked for the HSNi Businesses. This agreement is also expected to provide that assets and liabilities from the IAC Retirement Savings Plan of HSNi employees will be transferred to a newly established HSNi Retirement Savings Plan as soon as practicable following the spin-off.

Transition Services Agreement

        Under the transition services agreement, beginning on the date of the completion of the spin-off, IAC will provide to HSNi on an interim, transitional basis, various services, which are expected to relate primarily to public company and operational matters, and such other services as to which IAC and HSNi mutually agree. The agreed upon charges for these services will generally allow IAC to recover fully the allocated costs of providing the services, plus all out-of-pocket costs and expenses. HSNi may terminate the agreement with respect to one or more particular services upon prior written notice.

Commercial Agreements

        IAC and HSNi currently, and for the foreseeable future, expect to provide certain services to each other pursuant to certain commercial relationships. In connection with the spin-off, IAC and HSNi will enter into a number of commercial agreements between subsidiaries of IAC, on the one hand, and subsidiaries of HSNi, on the other hand, many of which will memorialize (in most material respects) pre-existing arrangements in effect prior to the spin-off and all of which are intended to reflect arm's length terms. In addition, IAC and HSNi believe that such agreements, whether taken individually or in the aggregate, do not constitute a material contract to either IAC or HSNi.

        Aggregate revenue earned with respect to these commercial agreements by the HSNi Businesses was not material in 2007, 2006 and 2005. HSNi Businesses incurred approximately $1.8 million, $1.3 million and $0.3 million in 2007, 2006 and 2005, respectively, in expenses related to these commercial agreements with IAC subsidiaries.

NOTE 17—COMPREHENSIVE INCOME

        Accumulated other comprehensive income, net of tax, is comprised of (in thousands):

	December 31,
	2007	2006	2005
Foreign currency translation	$1,170	$36,215	$19,774
Net gains (losses) on derivative contracts	—	2,355	(1,964)

Accumulated other comprehensive income	$1,170	$38,570	$17,810

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 18—BENEFIT PLANS

        During the three years ended December 31, 2007, HSNi either participated in a retirement savings plan sponsored by IAC or had a retirement savings plan in the United States that was qualified under Section 401(k) of the Internal Revenue Code. Subsequent to the spin-off, the net assets available for benefits of the employees of HSNi are expected to be transferred from the IAC plan to a newly created HSNi plan. Under the IAC plan, participating employees may contribute up to 16% of their pretax earnings, but not more than statutory limits. HSNi's match under the IAC plan is fifty cents for each dollar a participant contributes in this plan, with a maximum contribution of 3% of a participant's eligible earnings. Matching contributions for all plans were approximately $4.4 million, $4.1 million and $3.1 million in 2007, 2006, and 2005, respectively. The increase in matching contributions in 2006 is primarily related to the acquisition of Cornerstone Brands in 2005. Matching contributions are invested in the same manner as each participant's voluntary contributions in the investment options provided under the plan. Investment options in the plan include IAC common stock, but neither participant nor matching contributions are required to be invested in IAC common stock.

NOTE 19—QUARTERLY RESULTS (UNAUDITED)

	Quarter Ended March 31,	Quarter Ended June 30,(a)	Quarter Ended September 30,	Quarter Ended December 31,
	(In thousands)
Year Ended December 31, 2007
Revenue	$666,705	$681,506	$680,763	$879,268
Gross margin	247,999	260,032	256,295	323,868
Operating income	30,147	29,763	36,428	73,453
Earnings from continuing operations	18,652	18,420	22,590	45,571
(Loss) income from discontinued operations, net of tax	(1,566)	56,186	(5,934)	10,885
Net income	17,086	74,606	16,656	56,456
Year Ended December 31, 2006
Revenue	$665,587	$682,349	$671,753	$858,265
Gross margin	254,846	271,479	258,190	328,236
Operating income	38,670	45,053	48,724	80,749
Earnings from continuing operations	24,263	28,176	30,489	50,604
Income (loss) from discontinued operations, net of tax	469	(7,934)	(3,963)	713
Net income	24,732	20,242	26,526	51,317

(a)
The second quarter of 2007 includes an after-tax gain of $34.8 million related to the sale of HSE, IAC's former Retailing International segment.

Schedule II

HSN, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charges to Earnings	Charges to Other Accounts		Deductions		Balance at End of Period
	(In thousands)
2007
Allowance for doubtful accounts	$5,994	$14,598	$(23)		$(12,457)	(1)	$8,112
Sales returns accrual	35,942	592,679	—		(591,025)		37,596
Deferred tax valuation allowance	6,222	—	—		—		6,222
Other reserves	971						331
2006
Allowance for doubtful accounts	$8,329	$10,734	$(147)		$(12,922)	(1)	$5,994
Sales returns accrual	34,462	559,990	—		(558,510)		35,942
Deferred tax valuation allowance	6,222	—	—		—		6,222
Other reserves	1,271						971
2005
Allowance for doubtful accounts	$10,194	$10,793	$2,120	(2)	$(14,778)	(1)	$8,329
Sales returns accrual	25,760	488,510	4,997	(2)	(484,805)		34,462
Deferred tax valuation allowance	6,222	—	—		—		6,222
Other reserves	2,188						1,271

(1)
Write-off of uncollectible accounts receivable.

(2)
Amounts are primarily related to the acquisition of Cornerstone Brands in 2005.

HSN, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2008	2007
	(In thousands)
Revenue	$676,886	$666,705
Cost of sales (exclusive of depreciation shown separately below)	441,402	418,706

Gross margin	235,484	247,999
Selling and marketing expense	136,750	136,453
General and administrative expense	54,374	53,966
Production and programming expense	14,343	14,880
Amortization of non-cash marketing	3,715	—
Amortization of intangibles	2,198	4,085
Depreciation	9,026	8,468

Operating income	15,078	30,147
Other income (expense):
Interest income	15	69
Other expense	—	(108)

Total other income (expense), net	15	(39)

Earnings from continuing operations before income taxes	15,093	30,108
Income tax provision	(5,687)	(11,456)

Earnings from continuing operations	9,406	18,652
Loss from discontinued operations, net of tax	(1,060)	(1,566)

Net income	$8,346	$17,086

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

COMBINED BALANCE SHEETS

	March 31, 2008	December 31, 2007
	(unaudited)	(audited)
	(In thousands)
ASSETS
Cash and cash equivalents	$8,017	$6,220
Accounts receivable, net of allowance of $9,194 and $8,112, respectively	159,048	192,609
Inventories	335,806	317,411
Deferred income taxes	24,221	24,606
Prepaid expenses and other current assets	55,713	55,182

Total current assets	582,805	596,028
Property and equipment, net	152,168	155,805
Goodwill	2,884,389	2,884,389
Intangible assets, net	569,464	571,662
Other non-current assets	11,503	12,747

TOTAL ASSETS	$4,200,329	$4,220,631

LIABILITIES AND INVESTED EQUITY
LIABILITIES:
Accounts payable, trade	$220,684	$260,531
Income taxes payable	666	1,811
Accrued expenses and other current liabilities	161,220	186,501

Total current liabilities	382,570	448,843
Other long-term liabilities	8,832	8,933
Deferred income taxes	822,556	819,969
Commitments and contingencies
INVESTED EQUITY:
Invested capital	4,530,799	4,522,873
Receivables from IAC and subsidiaries	(1,545,670)	(1,581,157)
Accumulated other comprehensive income	1,242	1,170

Total invested equity	2,986,371	2,942,886

TOTAL LIABILITIES AND INVESTED EQUITY	$4,200,329	$4,220,631

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES
COMBINED STATEMENTS OF INVESTED EQUITY
(Unaudited)

	Total	Invested Capital	Receivables from IAC and Subsidiaries	Accumulated Other Comprehensive Income
	(In thousands)
Balance as of December 31, 2007	$2,942,886	$4,522,873	$(1,581,157)	$1,170
Comprehensive income:
Net income for the three months ended March 31, 2008	8,346	8,346	—	—
Foreign currency translation	72	—	—	72

Comprehensive income	8,418
Net transfers to IAC	(420)	(420)	—	—
Net change in receivables from IAC and subsidiaries	35,487	—	35,487	—

Balance as of March 31, 2008	$2,986,371	$4,530,799	$(1,545,670)	$1,242

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2008	2007
	(In thousands)
Cash flows from operating activities attributable to continuing operations:
Net income	$8,346	$17,086
Less: loss from discontinued operations, net of tax	1,060	1,566

Earnings from continuing operations	9,406	18,652
Adjustments to reconcile earnings from continuing operations to net cash used in operating activities attributable to continuing operations:
Amortization of intangibles	2,198	4,085
Depreciation	9,026	8,468
Non-cash compensation expense	3,040	3,035
Amortization of cable and satellite distribution fees	1,120	1,241
Amortization of non-cash marketing	3,715	—
Deferred income taxes	2,972	(2,095)
Bad debt expense	4,596	2,389
Inventory carrying value adjustment	(3,831)	2,588
Changes in current assets and liabilities:
Accounts receivable	28,964	20,215
Inventories	(14,564)	(30,577)
Prepaid expenses and other current assets	(525)	(11,272)
Accounts payable and other current liabilities	(65,744)	(56,839)
Income taxes payable	(1,604)	(194)
Other, net	446	1,134

Net cash used in operating activities attributable to continuing operations	(20,785)	(39,170)

Cash flows from investing activities attributable to continuing operations:
Transfers from IAC	28,280	43,104
Capital expenditures	(6,629)	(8,183)
Other, net	—	67

Net cash provided by investing activities attributable to continuing operations	21,651	34,988

Cash flows from financing activities attributable to continuing operations:
Principal payments on long-term obligations	(30)	—
Excess tax benefits from stock-based awards	5	1,152

Net cash (used in) provided by financing activities attributable to continuing operations	(25)	1,152

Total cash provided by (used in) by continuing operations	841	(3,030)

Net cash provided by operating activities attributable to discontinued operations	751	7,945
Net cash used in investing activities attributable to discontinued operations	—	(1,459)
Net cash provided by financing activities attributable to discontinued operations	925	4,208

Total cash provided by discontinued operations	1,676	10,694
Effect of exchange rate changes on cash and cash equivalents	(720)	1,248

Net increase in cash and cash equivalents	1,797	8,912
Cash and cash equivalents at beginning of period	6,220	53,367

Cash and cash equivalents at end of period	$8,017	$62,279

The accompanying Notes to Combined Financial Statements are an integral part of these statements.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION

Spin-Off

        On November 5, 2007, IAC/InterActiveCorp ("IAC") announced that its Board of Directors approved a plan to separate IAC into five publicly traded companies, identifying HSN, Inc. ("HSNi") as one of those five companies. In these combined financial statements, we refer to the separation transaction as the "spin-off." In connection with the spin-off, HSNi was incorporated as a Delaware corporation in May 2008. HSNi currently does not have any material assets or liabilities, nor does it engage in any business or other activities and, other than in connection with the spin-off, will not acquire or incur any material assets or liabilities, nor will it engage in any business or other activities. Upon completion of the spin-off, HSNi will consist of HSN and Cornerstone, the businesses that formerly comprised IAC's Retailing segment. HSN consists of the HSN television network and HSN.com, and Cornerstone includes the Cornerstone Brands portfolio of leading print catalogs and related websites, as well as a limited number of retail stores. HSNi will not include the equity investment in Jupiter Shop Channel, the investment in Arcandor AG and the related contingent value right. The businesses to be operated by HSNi following the spin-off are referred to herein as the "HSNi Businesses." HSNi will also include the entities classified as discontinued operations in Note 6.

Basis of Presentation

        The historical combined financial statements of HSNi and its subsidiaries reflect the contribution or other transfer to HSNi of all of the subsidiaries and assets and the assumption by HSNi of all of the liabilities relating to the HSNi Businesses in connection with the spin-off and the allocation to HSNi of certain IAC corporate expenses relating to the HSNi Businesses. Accordingly, the historical combined financial statements of HSNi reflect the historical financial position, results of operations and cash flows of the HSNi Businesses since their respective dates of acquisition by IAC, based on the historical consolidated financial statements and accounting records of IAC and using the historical results of operations and historical bases of the assets and liabilities of the HSNi Businesses with the exception of accounting for income taxes. For purposes of these financial statements, income taxes have been computed for HSNi on an as if stand-alone, separate tax return basis. These financial statements are prepared on a combined, rather than a consolidated, basis because they exclude certain investments and assets that were owned, either directly or indirectly, by legal entities that comprise the HSNi Businesses. The ownership of these investments and assets will be retained by IAC after the spin-off. These combined financial statements present IAC's and its subsidiaries net investment in the HSNi Businesses as invested equity in lieu of shareholders' equity. Intercompany transactions and accounts have been eliminated.

        In the opinion of HSNi's management, the assumptions underlying the historical combined financial statements of HSNi are reasonable. However, this financial information does not necessarily reflect what the historical financial position, results of operations and cash flows of HSNi would have been had HSNi been a stand-alone company during the periods presented.

        The accompanying unaudited combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and notes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of HSNi's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Interim results are not

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 1—ORGANIZATION (Continued)

necessarily indicative of the results that may be expected for a full year. The accompanying unaudited combined financial statements should be read in conjunction with HSNi's audited combined financial statements and notes thereto for the year ended December 31, 2007.

Company Overview

        HSNi markets and sells a wide range of third party and private label merchandise directly to consumers through (i) television home shopping programming broadcast on the HSN television network, (ii) catalogs, which consist primarily of the Cornerstone Brands portfolio of leading print catalogs which includes Frontgate, Garnet Hill, Ballard Designs, Improvements, Smith & Noble, The Territory Ahead and TravelSmith and (iii) websites, which consist primarily of HSN.com and branded websites operated by Cornerstone Brands. HSNi's television home shopping business and related internet commerce is referred to herein as "HSN" and all catalog operations, including related internet commerce, are collectively referred to herein as "Cornerstone."

        HSN offerings primarily consist of jewelry, apparel & accessories, health & beauty and home & other. Merchandise offered by Cornerstone primarily consists of home furnishings (including indoor/outdoor furniture, window treatments and other home related goods) and apparel & accessories.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

        HSNi's management is required to make certain estimates and assumptions during the preparation of the combined financial statements in accordance with U.S. generally accepted accounting principles. These estimates and assumptions impact the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the combined financial statements. They also impact the reported amount of net earnings during any period. Actual results could differ from those estimates.

        Significant estimates underlying the accompanying combined financial statements include: the determination of the lower of cost or market adjustment for inventory; sales returns and other revenue allowances; the allowance for doubtful accounts; the recoverability of long-lived assets; the recovery of goodwill and intangible assets; the determination of deferred income taxes, including related valuation allowances; and assumptions related to the determination of stock-based compensation.

Recent Accounting Pronouncements

        In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. SFAS No. 160 will be applied prospectively, except as it relates to disclosures, for

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

which the effects will be applied retrospectively for all periods presented. Early adoption is not permitted. HSNi is currently assessing the impact of SFAS No. 160 on its combined financial position, results of operations and cash flows.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations in fiscal years beginning after December 15, 2008. Early adoption is not permitted. HSNi is currently assessing the impact of the adoption of SFAS No. 141R on its combined financial position, results of operations and cash flows.

NOTE 3—GOODWILL AND INTANGIBLE ASSETS

        The balance of goodwill and intangible assets, net is as follows (in thousands):

	March 31, 2008	December 31, 2007
Goodwill	$2,884,389	$2,884,389
Intangible assets with indefinite lives	554,848	554,848
Intangible assets with definite lives, net	14,616	16,814

Total goodwill and intangible assets, net	$3,453,853	$3,456,051

        Intangible assets with indefinite lives relate principally to trade names and trademarks acquired in various acquisitions. At March 31, 2008, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Distribution agreements	$159,268	$(159,268)	$—	4.1
Customer lists	36,773	(24,082)	12,691	4.7
Merchandise agreements	33,257	(33,257)	—	4.7
Technology	28,007	(28,007)	—	3.9
Other	7,409	(5,484)	1,925	8.5

Total	$264,714	$(250,098)	$14,616

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 3—GOODWILL AND INTANGIBLE ASSETS (Continued)

        At December 31, 2007, intangible assets with definite lives relate to the following (in thousands):

	Cost	Accumulated Amortization	Net	Weighted Average Amortization Life (Years)
Distribution agreements	$159,268	$(159,268)	$—	4.1
Customer lists	36,773	(22,468)	14,305	4.7
Merchandise agreements	33,257	(33,257)	—	4.7
Technology	28,007	(27,665)	342	3.9
Other	7,409	(5,242)	2,167	8.5

Total	$264,714	$(247,900)	$16,814

        Amortization of intangible assets with definite lives is computed on a straight-line basis and, based on December 31, 2007 balances, such amortization for the next four years is estimated to be as follows (in thousands):

Years Ending December 31,
2008	$7,463
2009	6,844
2010	2,132
2011	375

$16,814

NOTE 4—PROPERTY AND EQUIPMENT

        The balance of property and equipment, net is as follows (in thousands):

	March 31, 2008	December 31, 2007
Capitalized software	$174,407	$169,709
Computer and broadcast equipment	83,100	81,821
Buildings and leasehold improvements	75,530	72,815
Furniture and other equipment	59,789	58,058
Projects in progress	13,873	19,572
Land	11,778	11,778

	418,477	413,753
Less: accumulated depreciation and amortization	(266,309)	(257,948)

Total property and equipment, net	$152,168	$155,805

NOTE 5—SEGMENT INFORMATION

        The overall concept that HSNi employs in determining its operating segments and related financial information is to present them in a manner consistent with how the chief operating decision maker and executive management view the businesses, how the businesses are organized as to segment

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—SEGMENT INFORMATION (Continued)

management, and the focus of the businesses with regards to the types of products or services offered or the target market. HSNi has two operating segments, HSN and Cornerstone. Entities included in discontinued operations, as described in Note 6, are excluded from the schedules below.

        HSNi's primary metric is Operating Income Before Amortization, which is defined as operating income excluding, if applicable: (1) non-cash compensation expense and amortization of non-cash marketing, (2) amortization of intangibles and goodwill impairment, (3) pro forma adjustments for significant acquisitions, and (4) one-time items. HSNi believes this measure is useful to investors because it represents the combined operating results from HSNi's segments, taking into account depreciation, which it believes is an ongoing cost of doing business, but excluding the effects of any other non-cash expenses. Operating Income Before Amortization has certain limitations in that it does not take into account the impact to HSNi's statement of operations of certain expenses, including non-cash compensation, amortization of non-cash marketing and acquisition-related accounting.

        The following tables reconcile Operating Income Before Amortization to operating income for HSNi's operating segments and to net income in total (in thousands):

	For the Three Months Ended March 31, 2008:
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Non-Cash Marketing	Amortization of Intangibles	Operating Income (Loss)
HSN	$29,935	$(1,586)	$(3,715)	$(143)	$24,491
Cornerstone	(5,904)	(1,454)	—	(2,055)	(9,413)

Total	$24,031	$(3,040)	$(3,715)	$(2,198)	15,078

Other income, net					15

Earnings from continuing operations before income taxes					15,093
Income tax provision					(5,687)

Earnings from continuing operations					9,406
Loss from discontinued operations, net of tax					(1,060)

Net income					$8,346

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—SEGMENT INFORMATION (Continued)

	For the Three Months Ended March 31, 2007:
	Operating Income Before Amortization	Non-Cash Compensation Expense	Amortization of Intangibles	Operating Income
HSN	$30,271	$(1,169)	$(1,654)	$27,448
Cornerstone	6,996	(1,866)	(2,431)	2,699

Total	$37,267	$(3,035)	$(4,085)	30,147

Other expense, net				(39)

Earnings from continuing operations before income taxes				30,108
Income tax provision				(11,456)

Earnings from continuing operations				18,652
Loss from discontinued operations, net of tax				(1,566)

Net income				$17,086

        Non-cash compensation expense in the tables above is included in the following line items in the accompanying consolidated statements of operations for the three months ended March 31, 2008 and 2007 (in thousands):

	Three Months Ended March 31,
	2008	2007
Cost of sales	$236	$231
Selling and marketing expense	258	253
General and administrative expense	2,544	2,549
Production and programming expense	2	2

Non-cash compensation expense	$3,040	$3,035

	Three Months Ended March 31,
	2008	2007
	(In thousands)
Revenue:
HSN	$478,973	$454,053
Cornerstone	197,954	212,775
Inter-segment elimination	(41)	(123)

Total	$676,886	$666,705

        HSNi does not report revenue from external customers for each product or each group of similar products as it is impracticable to do so.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5—SEGMENT INFORMATION (Continued)

        HSNi maintains operations principally in the United States. Geographic information about the United States and international territories is presented below (in thousands):

	Three Months Ended March 31,
	2008	2007
Revenue:
United States	$676,522	$666,457
All Other countries	364	248

Total	$676,886	$666,705

	March 31, 2008	December 31, 2007
Long-lived assets (excluding goodwill and intangible assets):
United States	$162,687	$167,444
All Other countries	—	—

Total	$162,687	$167,444

NOTE 6—DISCONTINUED OPERATIONS

        On June 19, 2007, HSNi sold Home Shopping Europe GMbH & Co. KG, and its affiliated station HSE24 ("HSE"). Accordingly, HSE is presented as a discontinued operation in the statement of operations for the three months ended March 31, 2007. Quiz TV Limited and iBuy are also presented as discontinued operations for all periods presented.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 6—DISCONTINUED OPERATIONS (Continued)

        The net revenue and net loss for the aforementioned discontinued operations for the applicable periods were as follows (in thousands):

	Three Months Ended March 31,
	2008	2007
Net revenue	$3	$105,917

(Loss) earnings before income taxes	$(1,722)	$898
Income tax benefit (provision)	662	(2,464)

Net loss	$(1,060)	$(1,566)

NOTE 7—COMPREHENSIVE INCOME

        Comprehensive income is comprised of (in thousands):

	Three Months Ended March 31,
	2008	2007
Net income	$8,346	$17,086

Foreign currency translation	72	2,049
Net losses on derivative contracts	—	(2,462)

Other comprehensive income	72	(413)

Comprehensive income	$8,418	$16,673

        Accumulated other comprehensive income at March 31, 2008 and December 31, 2007 is solely related to foreign currency translation and is recorded net of tax.

NOTE 8—INCOME TAXES

        HSNi calculates its interim income tax provision in accordance with Accounting Principles Board Opinion No. 28 and FASB Interpretation No. 18. At the end of each interim period, HSNi makes its best estimate of the annual expected effective tax rate and applies that rate to its ordinary year-to-date earnings or loss. The tax or benefit related to significant, unusual, or extraordinary items that will be separately reported or reported net of their related tax effect are individually computed and recognized in the interim period in which those items occur. In addition, the effect of changes in enacted tax laws or rates, tax status, or judgment on the realizability of a beginning-of-the-year deferred tax asset in future years is recognized in the interim period in which the change occurs.

        The computation of the annual expected effective tax rate at each interim period requires certain estimates and assumptions including, but not limited to, the expected operating income for the year, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is acquired, additional information is obtained or HSNi's tax environment changes. To the extent that the estimated annual effective tax rate changes during a quarter, the effect of the change on prior quarters is included in tax expense for the current quarter.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8—INCOME TAXES (Continued)

        For the three months ended March 31, 2008 and 2007, HSNi recorded tax provisions for continuing operations of $5.7 million and $11.5 million, respectively, which represent effective tax rates of 38%. The tax rates for the three months ended March 31, 2008 and March 31, 2007 are higher than the federal statutory rate of 35% due principally to state taxes.

        As of December 31, 2007 and March 31, 2008, HSNi had unrecognized tax benefits of approximately $8.9 million. Included in unrecognized tax benefits at March 31, 2008 is approximately $8.8 million for tax positions included in IAC's consolidated tax return filings that will remain a liability of IAC after the spin-off. HSNi recognizes interest and, if applicable, penalties related to unrecognized tax benefits in income tax expense. Included in income tax expense for the three months ended March 31, 2008 is $0.1 million, net of related deferred taxes, for interest on unrecognized tax benefits. At March 31, 2008, HSNi has accrued $3.0 million for the payment of interest. There are no material accruals for penalties.

        By virtue of previously filed separate company and consolidated tax returns with IAC, HSNi is routinely under audit by federal, state, local and foreign authorities in the area of income tax. These audits include questioning the timing and the amount of deductions and the allocation of income among various tax jurisdictions. Income taxes payable include amounts considered sufficient to pay assessments that may result from examination of prior year returns; however, the amount paid upon resolution of issues raised may differ from the amount provided. Differences between the reserves for tax contingencies and the amounts owed by HSNi are recorded in the period they become known.

        The Internal Revenue Service is currently examining the IAC consolidated tax returns for the years ended December 31, 2001 through 2003, which includes the operations of HSNi. The statute of limitations for these years has been extended to December 31, 2008. Various IAC consolidated tax returns filed with state, local and foreign jurisdictions are currently under examination, the most significant of which are California, Florida, New York state and New York City, for various tax years after December 31, 2001. These examinations are expected to be completed by late 2008.

        HSNi believes that it is reasonably possible that its unrecognized tax benefits could decrease by approximately $2.5 million within twelve months of the current reporting date due to the reversal of deductible temporary differences which will result in a corresponding increase in net deferred tax liabilities. An estimate of other changes in unrecognized tax benefits cannot be made, but are not expected to be significant.

NOTE 9—CONTINGENCIES

        In the ordinary course of business, HSNi is a party to various lawsuits. HSNi establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that an unfavorable resolution of claims against HSNi, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations, or financial condition of HSNi, these matters are subject to inherent uncertainties and management's view of these matters may change in the future. HSNi also evaluates other contingent matters, including tax contingencies, to assess the probability and estimated extent of potential loss. See Note 8 for discussion related to income tax contingencies.

HSN, INC. AND SUBSIDIARIES

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 10—RELATED PARTY TRANSACTIONS

        HSNi's expenses include allocations from IAC of costs associated with IAC's accounting, treasury, legal, tax, corporate support, human resources and internal audit functions. These expenses were allocated based on the ratio of HSNi's revenue as a percentage of IAC's total revenue. Allocated costs were $1.8 million and $1.8 million for the three months ended March 31, 2008 and 2007, respectively, and are included in "General and administrative expense" in the accompanying combined statements of operations. It is not practicable to determine the amounts of these expenses that would have been incurred had HSNi operated as an unaffiliated entity. In the opinion of management, the allocation method is reasonable.

        The portion of the interest expense reflected in the combined statements of operations that is intercompany in nature was $0.9 million for the three months ended March 31, 2007. There was no interest expense that is intercompany in nature for the three months ended March 31, 2008. This intercompany interest expense, which is included in discontinued operations, arose from the transfer of cash from IAC to HSNi that occurred in connection with IAC's treasury operations.

        An analysis of HSNi's receivables from IAC and subsidiaries is as follows (in thousands):

March 31, 2008
Receivables from IAC and subsidiaries at December 31, 2007	$1,581,157
Cash transfers from IAC related to its centrally managed U.S. treasury function	(21,429)
Employee equity instruments and associated tax withholdings	1,305
Taxes (excludes tax withholdings associated with employee equity instruments)	662
Amortization of non-cash marketing	(3,715)
Allocation of non-cash compensation expense	(2,983)
Administrative expenses and other	(9,327)

Receivables from IAC and subsidiaries at March 31, 2008	$1,545,670

Relationship Between IAC and HSNi after the Spin-Off

        For purposes of governing certain of the ongoing relationships between HSNi and IAC at and after the spin-off, and to provide for an orderly transition, HSNi and IAC are expected to enter into a separation agreement, a tax sharing agreement, an employee matters agreement and a transition services agreement (the "Spin-Off Agreements"), among other agreements. See HSNi's combined financial statements for the year ended December 31, 2007 for descriptions of these agreements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses Of Issuance And Distribution

        The following is a statement of the expenses (all of which are estimated other than the SEC registration fee) to be incurred by the Registrant in connection with the distribution of the securities registered under this registration statement:

Item	Amount*
SEC Registration Fee	$117.36
Printing Fees and Expenses	100,000
Nasdaq Listing Fee	150,000
Legal Fees and Expenses	250,000
Accounting Fees and Expenses	20,000
Miscellaneous	—

Total	$520,117.36

    *
    All fees are estimates except SEC registration fee and Nasdaq listing fee

Item 14.    Indemnification Of Directors And Officers

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a "derivative action"), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our Amended and Restated Certificate of Incorporation provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

  •
  any breach of the director's duty of loyalty to the Company or its stockholders;

  •
  any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

  •
  any transaction from which the director derived an improper personal benefit.

        Our Amended and Restated Certificate of Incorporation and by-laws provide that, to the fullest extent authorized by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a director or officer of the Company, or by reason of the fact such person, or a person of whom he or she is the legal representative is or was serving, at the Company's request, as a director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Company. To the extent authorized by the DGCL, the Company will indemnify such persons against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such persons in connection with such service. Any amendment of these provisions will not reduce the indemnification obligations of the Company relating to actions taken before such amendment.

        The Company intends to obtain policies that insure its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

Item 15.    Recent Sales of Unregistered Securities

        On July 28, 2008, HSNi issued $240,000,000 aggregate principal amount of 11.25% Senior Notes due 2016, less an original issue discount of $1.6 million, to a group of financial institutions as initial purchasers. The issuance of the notes to the initial purchasers was made in reliance on Section 4(2) under the Securities Act and the notes were subsequently resold by the initial purchasers pursuant to Rule 144A and Regulation S thereunder.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  See Exhibit Index.

  (b)
  See Schedule II—Valuation and Qualifying Accounts.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

      If the registrant is subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

      The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

            (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

          (6)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 8, 2008.

HSN, INC.
By:	/s/ GREGORY R. BLATT Gregory R. Blatt Vice President and Assistant Secretary

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Mindy Grossman	Chief Executive Officer (Principal executive officer)	August 8, 2008
* Judy Schmeling	Executive Vice President and Chief Financial Officer (Principal financial officer)	August 8, 2008
* Michael Attinella	Chief Accounting Officer (Principal accounting officer)	August 8, 2008
/s/ THOMAS J. MCINERNEY Thomas J. McInerney	Director	August 8, 2008
/s/ GREGORY R. BLATT Gregory R. Blatt	Director	August 8, 2008
*By:	/s/ GREGORY R. BLATT Gregory R. Blatt, Attorney-in-fact

INDEX TO EXHIBITS

Exhibit	Description
2.1	Form of Separation and Distribution Agreement by and among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp**
3.1	Form of Amended and Restated Certificate of Incorporation of HSN, Inc.
3.2	Form of Amended and Restated By-laws of HSN, Inc.**
5.1	Opinion of the General Counsel of IAC/InterActiveCorp regarding the legality of the securities being issued
8.1	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters
10.1	Form of Tax Sharing Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp**
10.2	Form of Transition Services Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp**
10.3	Form of Employee Matters Agreement among HSN, Inc., Interval Leisure Group, Inc., Ticketmaster, Tree.com, Inc. and IAC/InterActiveCorp**
10.4
Spinco Agreement, dated as of May 13, 2008, between IAC/InterActiveCorp, Liberty Media Corporation, LMC Silver King, Inc., Liberty HSN II, Inc., LMC USA VIII, Inc., LMC USA IX, Inc., LMC USA XI, Inc., LMC USA XII, Inc., LMC USA XIII, Inc., LMC USA XIV, Inc., LMC USA XV, Inc., Liberty Tweety, Inc., BDTV Inc., BDTV II Inc., BDTV III Inc., BDTV IV Inc. and Barry Diller (filed as Exhibit 10.1 to IAC/InterActiveCorp's Current Report on Form 8-K (SEC File No. 0-20570) dated May 16, 2008 and incorporated herein by reference)
10.5	Employment Agreement between Mindy Grossman and IAC/InterActiveCorp, dated as of July 29, 2008†**
10.6	Employment Agreement between William Lynch, HSN General Partner LLC and IAC/InterActiveCorp, dated as of November 19, 2007†**
10.7	Employment Agreement between Lynne Ronon and HSN General Partner LLC, dated as of October 15, 2007†**
10.8	Employment Agreement between Judy A. Schmeling and HSN General Partner LLC, dated as of April 1, 2007†**
10.9	Employment Agreement between Jim Warner and HSN General Partner LLC, dated as of March 13, 2007†**
10.10	HSN, Inc. 2008 Stock and Annual Incentive Plan†**
10.11	Deferred Compensation Plan for Non-Employee Directors†**
10.12
Credit Agreement among HSN, Inc., as Borrower, Certain Subsidiaries of the Borrower, as Guarantors, The Lenders Party thereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, dated as of July 25, 2008**
10.13	Indenture, dated as of July 28, 2008, between HSN, Inc., as Issuer, and The Bank of New York Mellon, as Trustee**
21.1	Subsidiaries of HSN, Inc.**
23.1	Consent of Ernst & Young LLP
23.2	Consent of the General Counsel of IAC/InterActiveCorp (included in Exhibit 5.1)

23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)
24.1	Power of Attorney (included in signature page)**
99.1	Consent of Mindy Grossman to being named as a director**
99.2	Consent of Michael C. Boyd to being named as a director**
99.3	Consent of Patrick Bousquet-Chavanne to being named as a director**
99.4	Consent of William Costello to being named as a director**
99.5	Consent of James Follo to being named as a director**
99.6	Consent of Stephanie Kugelman to being named as a director**
99.7	Consent of Arthur C. Martinez to being named as a director**
99.8	Letter to stockholders of IAC/InterActiveCorp
99.9	Supplemental Quarterly Financial Data for the Year Ended December 31, 2007**

†
Reflects management contracts and management and director compensatory plans

**
Previously filed

QuickLinks

EXPLANATORY NOTE
HSN, INC.
73,281,067 Shares of Common Stock, Par Value $0.01 Per Share
TABLE OF CONTENTS
SUMMARY
QUESTIONS AND ANSWERS ABOUT HSNi AND THE SPIN-OFFS
RISK FACTORS
RISK FACTORS RELATING TO OUR SPIN-OFF FROM IAC
RISK FACTORS RELATING TO OUR BUSINESS FOLLOWING HSNi's SPIN-OFF FROM IAC
FORWARD-LOOKING STATEMENTS
THE SEPARATION
TREATMENT OF OUTSTANDING IAC COMPENSATORY EQUITY-BASED AWARDS
DIVIDEND POLICY
TRANSFERS TO IAC AND FINANCING
CERTAIN INFORMATION WITH RESPECT TO HSNi
BUSINESS OF HSNi
CAPITALIZATION
SELECTED HISTORICAL FINANCIAL DATA
HSN, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
HSN, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET MARCH 31, 2008
HSN, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS MARCH 31, 2008
HSN, INC. AND SUBSIDIARIES UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2007
HSN, INC. AND SUBSIDIARIES NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HSNi
MANAGEMENT'S OVERVIEW
FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS
HSNi'S PRINCIPLES OF FINANCIAL REPORTING
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
HSNi Security Ownership of Certain Beneficial Owners and Management
DESCRIPTION OF CAPITAL STOCK OF HSNi
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF THE STOCK AND ANNUAL INCENTIVE PLAN
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
HSN, INC. AND SUBSIDIARIES COMBINED FINANCIAL STATEMENTS
TABLE OF CONTENTS
Report of Independent Registered Public Accounting Firm
HSN, INC. AND SUBSIDIARIES COMBINED STATEMENTS OF OPERATIONS
HSN, INC. AND SUBSIDIARIES COMBINED BALANCE SHEETS
HSN, INC. AND SUBSIDIARIES COMBINED STATEMENTS OF INVESTED EQUITY
HSN, INC. AND SUBSIDIARIES COMBINED STATEMENTS OF CASH FLOWS
HSN, INC. AND SUBSIDIARIES NOTES TO COMBINED FINANCIAL STATEMENTS
  Schedule II
HSN, INC. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS
HSN, INC. AND SUBSIDIARIES COMBINED STATEMENTS OF OPERATIONS (Unaudited)
HSN, INC. AND SUBSIDIARIES COMBINED BALANCE SHEETS
HSN, INC. AND SUBSIDIARIES COMBINED STATEMENTS OF INVESTED EQUITY (Unaudited)
HSN, INC. AND SUBSIDIARIES COMBINED STATEMENTS OF CASH FLOWS (Unaudited)
HSN, INC. AND SUBSIDIARIES NOTES TO COMBINED FINANCIAL STATEMENTS
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses Of Issuance And Distribution
  Item 14. Indemnification Of Directors And Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
INDEX TO EXHIBITS